As filed with the Securities and Exchange Commission on March 31, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Oiltanking Partners, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4610	45-0684578
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15631 Jacintoport Blvd.
Houston, Texas 77015
(281) 457-7900
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Carlin G. Conner
15631 Jacintoport Blvd.
Houston, Texas 77015
(281) 457-7900
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

David Palmer Oelman Gillian A. Hobson	G. Michael O’Leary Gislar Donnenberg
Vinson & Elkins L.L.P.	Andrews Kurth LLP
1001 Fannin Street, Suite 2500	600 Travis Street, Suite 4200
Houston, Texas 77002	Houston, Texas 77002
Tel: (713) 758-2222	Tel: (713) 220-4200
Fax: (713) 758-2346	Fax: (713) 220-4285

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of Registration
Securities To Be Registered	Price(1)(2)	Fee
Common units representing limited partner interests	$200,000,000	$23,220

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 31, 2011

PRELIMINARY PROSPECTUS

Common Units
Representing Limited Partner Interests
Oiltanking Partners, L.P.

This is the initial public offering of our common units representing limited partner interests. We are offering          common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $     and $     per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “OTLP.”

Investing in our common units involves risks.  See “Risk Factors” beginning on page 19.

These risks include the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

•	Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced or suspended, which would adversely affect our financial condition and results of operations

•	Our financial results depend on the demand for the crude oil, refined petroleum products and liquefied petroleum gas that we transport, store and distribute, among other factors, and the current economic downturn could result in lower demand for these products for a sustained period of time.

•	Oiltanking Holding Americas, Inc., or OTA, owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including OTA, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

•	Unitholders will experience immediate and substantial dilution of $ per common unit.

•	There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•	Unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Oiltanking Partners, L.P. (before expenses)	$	$

(1)	Excludes a structuring fee of % of the gross offering proceeds payable to Citigroup Global Markets Inc. Please see “Underwriting.”

The underwriters may purchase up to an additional          common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

The underwriters expect to deliver the common units to purchasers on or about          , 2011 through the book-entry facilities of The Depository Trust Company.

Citi

          , 2011

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common units in any circumstances under which the offer or solicitation is unlawful.

i

Tax-Exempt Organizations and Other Investors	156
Administrative Matters	156
State, Local and Other Tax Considerations	159
INVESTMENT IN OILTANKING PARTNERS, L.P. BY EMPLOYEE BENEFIT PLANS	160
UNDERWRITING	161
VALIDITY OF OUR COMMON UNITS	164
EXPERTS	164
WHERE YOU CAN FIND MORE INFORMATION	164
FORWARD-LOOKING STATEMENTS	164
INDEX TO FINANCIAL STATEMENTS	F-1
APPENDIX A — AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF OILTANKING PARTNERS, L.P.	A-1
APPENDIX B — GLOSSARY OF TERMS.	B-1
EX-3.1
EX-3.2
EX-3.4
EX-3.5
EX-23.1

Until          , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma condensed combined financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes (1) an initial public offering price of $      per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 19 for information about important risks that you should consider before buying our common units.

References in this prospectus to “Oiltanking Partners, L.P.,” the “partnership,” “we,” “our,” “us” or like terms when used in a historical context refer to the businesses of Oiltanking Houston, L.P., a Texas limited partnership, and Oiltanking Beaumont Partners, L.P., a Delaware limited partnership, each of which our parent, Oiltanking Holding Americas, Inc., a Delaware corporation, is contributing to Oiltanking Partners, L.P. in connection with this offering. When used in the present tense or prospectively, those terms refer to Oiltanking Partners, L.P., a Delaware limited partnership, and its subsidiaries. References in this prospectus to “our general partner” refer to OTLP GP, LLC, a Delaware limited liability company and the general partner of the partnership. References in this prospectus to “OTA” refer to Oiltanking Holding Americas, Inc., our North American parent and owner of our general partner. References in this prospectus to “Oiltanking GmbH” refer to Oiltanking GmbH, our German foreign parent and the sole owner of OTA. Unless the context indicates otherwise, references to the “Oiltanking Group” refer to Oiltanking GmbH and its subsidiaries, other than us and our future subsidiaries. We include a glossary of some of the terms used in this prospectus as Appendix B.

Oiltanking Partners, L.P.

Overview

We are a growth-oriented Delaware limited partnership formed in March 2011 to engage in the terminaling, storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas. Within the energy industry, storage and terminaling services are the critical logistical midstream link between the exploration and production sector and the refining sector. The owner of our general partner is Oiltanking Holding Americas, Inc., a wholly owned subsidiary of Oiltanking GmbH, the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. Oiltanking GmbH intends for us to be its growth vehicle in the United States to acquire, own and operate terminaling, storage and pipeline assets that generate stable cash flows. Our core assets are located along the upper Gulf Coast of the United States on the Houston Ship Channel and in Beaumont, Texas.

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to achieve that objective by anticipating long-term infrastructure needs in the areas we serve and by growing our tank terminal network and pipelines through construction in new markets, the expansion of existing facilities, acquisitions from the Oiltanking Group and strategic acquisitions from third parties.

Initially, we will pay our common unitholders distributions of $      per common unit per quarter, or $      per common unit annually, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of fees and expenses, including reimbursements to our general partner and its affiliates, before we pay any distributions to our subordinated unitholders.

Our cash flows are primarily generated by fee-based storage, terminaling and transportation services that we perform under multi-year contracts with our customers. We do not take title to any of the products we store or handle on behalf of our customers and, as a result, are not directly exposed to changes in commodity prices. For the year ended December 31, 2010, we generated approximately 75% of our revenues from storage services fees, which our customers pay to reserve the storage space in our tanks and to compensate us for handling up to a fixed amount of product volumes, or throughput, at our terminals. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the volume of products that we receive. We generate the remainder of our revenues from (i) throughput fees independent of or incremental to those included as part of our storage services and (ii) ancillary services fees, charged to our storage customers for services such as heating, mixing and blending their products stored in our tanks, transferring their products between our tanks and marine vapor recovery. As of March 31, 2011, 99% of our active storage capacity was under contract, and our customer contracts had a weighted-average life of 6.3 years. In the five year period ended March 31, 2011, our customer retention rate was more than 97%.

Our Business and Properties

Our terminal assets are strategically located along the upper Gulf Coast of the United States. Our Houston and Beaumont terminals provide deep-water access and significant interconnectivity to refineries, chemical and petrochemical companies, common carrier and dedicated pipelines and production facilities and have international marketing and distribution capabilities. Our facilities are directly connected to 18 refineries, storage and production facilities along the upper Gulf Coast area through dedicated pipelines, and, through both dedicated and common carrier pipelines, to end markets along the Gulf Coast and to the Cushing storage interchange in Oklahoma. Certain of our facilities were designed and constructed specifically for our customers’ needs. These dedicated assets as well as our substantial connectivity combine to make us an important part of many of our customers’ supply chains, and we believe that their costs associated with arranging for alternative terminaling or storage would be substantial.

Refiners and chemical companies typically use our terminals because their facilities may not have adequate storage capacity or sufficient dock infrastructure or do not meet specialized handling requirements for a particular product. We also provide storage services to marketers and traders that require access to large, strategically located storage capacity. Our combination of geographic location, efficient and well-maintained storage assets, deep-water access and extensive distribution interconnectivity give us the flexibility to meet the evolving demands of our existing customers as well as those of prospective customers seeking terminaling and storage services along the upper Gulf Coast.

Our primary assets are our terminal facilities and related infrastructure at our Houston and Beaumont terminals, information with regard to which is set forth below as of March 31, 2011:

	Active		Existing			% of Active
	Storage		Expansion			Storage	Weighted-
	Capacity		Capacity		No. of	Capacity	Average	Composition of
	(shell		(shell		Active	under	Contract Life	Contracted Storage	Supply	Delivery
Location	mmbbls)		mmbls)		Tanks	Contract	(years)(1)	Capacity	Modes	Modes

Houston	12.1	(2)	7.0	(3)	60	99.8%	7.1	64% crude oil, 26% heavy petrochemical feedstocks, 7% clean petroleum products, 3% fuel oil	Vessel, Barge, Pipeline	Vessel, Barge, Pipeline, Railcars, Tank Trucks

Beaumont	5.7		5.4	(4)	74	97.4%	4.4	59% clean petroleum products, 40% vacuum gas oil, 1% fuel oil	Vessel, Barge, Pipeline	Vessel, Barge, Pipeline

Total	17.8	(2)	12.4		134	99.0%	6.3

(1)	Weighted based upon 2010 fiscal year revenues.

(2)	Includes 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing and expect to place into service in the next 12 months. We expect these two contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service.

(3)	Includes storage capacity that can be constructed on 63 acres we currently hold under a long-term lease expiring in 2035. We have an option to acquire this acreage prior to December 2020 for a price of $6.0 million to $6.7 million.

(4)	Does not include more than 20.0 million barrels of additional storage capacity which we have sufficient acreage to construct on the remote side of our terminal complex with pipeline connections to our waterfront, to the extent that we identify sufficient market demand to do so.

In addition to our existing business and operations, we believe that current and planned expansion projects of other companies will, if completed as planned, allow us to take advantage of the service needs for significant new crude oil supplies expected to enter the upper Gulf Coast through a number of announced pipeline projects:

•	TransCanada’s Keystone Pipeline, which is expected to transport crude oil from the Alberta oil sands and the Bakken Shale formation to the Gulf Coast region for refining at a rate of up to 900,000 barrels per day within the next two years;

•	Enbridge’s Monarch Pipeline, which is expected to transport crude oil from the Cushing storage interchange in Oklahoma to Houston at a rate of up to 350,000 barrels per day within the next two years;

•	Enterprise Products Partners’ proposed pair of pipelines, which are expected to transport crude oil from the Eagle Ford Shale in south Texas to Houston at a rate of up to 350,000 barrels per day within the next 18 months; and

•	Magellan Midstream Partners’ reversal and conversion of its Longhorn pipeline, which is expected to transport crude oil from El Paso to Houston at a rate of up to 200,000 barrels per day within 18 to 24 months upon approval of the project.

As indicated above, these pipelines are expected to transport additional crude oil volumes from the Canadian oil sands, the Bakken Shale formation in North Dakota and Montana, the Eagle Ford Shale in south Texas as well as other crude oil development and exploitation projects throughout the western and central United States. We believe these supplies will create additional volumes of Gulf Coast crude oil for local refiners necessitating additional storage capacity.

In addition to the increases in crude oil supplies from these pipeline projects, we also have received a number of inquiries from merchant trading firms seeking to secure significant storage capacity in order to continue trading operations following the implementation of the Dodd Frank Act.

Because of the strategic location of our assets, our deep-water access and our integrated distribution network, as well as significant barriers to entry for potential competitors, we believe that we are well positioned to capitalize on these market trends and expand our existing operations in the Gulf Coast region. We own or lease with an option to acquire the land and rights-of-way necessary to significantly increase our current storage capacity by constructing tanks adjacent to our current facilities with an aggregate additional storage capacity of 12.4 million barrels. Additionally and to the extent we identify sufficient market demand to do so, we could construct more than 20.0 million barrels of additional storage capacity on the remote side of our terminal complex in Beaumont with pipeline connections to our waterfront.

Houston Terminal

We operate one of the largest third-party crude oil and refined petroleum products terminals on the Houston Ship Channel. Our facility has an aggregate active storage capacity of approximately 12.1 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, marketers, distributors and chemical companies. This capacity includes an additional 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing and expect to place into service within the next 12 months. We expect these two contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service. The principal products handled at our Houston terminal complex are crude oil, the inputs for chemical production (such as naphtha and condensate), which are referred to as chemical feedstocks, liquefied petroleum gas and clean petroleum products, such as gasoline and distillates, with crude oil accounting for approximately 64% of our active storage capacity.

Our storage and distribution network is highly integrated with the greater Houston petrochemical and refining complex. The facility handles products through a number of transportation modes, primarily through proprietary pipelines interconnected to local refineries and production facilities, including Lyondell Chemical Company’s refinery in Houston, PetroBras’ refinery in Pasadena, Texas and ExxonMobil’s refinery in Baytown, Texas, which is the largest refinery in the United States.

Our Houston terminal also handles products through third-party crude oil, refined petroleum products and liquified petroleum gas tankers and barges arriving at our deep-water docks. Our waterfront capabilities consist of six deep-water ship docks, allowing for the dockage of vessels with up to 130,000 deadweight tons, or dwt, of cargo and vessel capacity, and two barge docks, allowing for barges with up to 20,000 dwt of cargo and barge capacity. Our deep-water ship docks can accommodate vessels with up to a 45 foot draft, including Suezmax tankers, which are the largest tankers that can navigate the Houston Ship Channel. The size and structure of our waterfront at the Houston terminal allows us not only to receive and unload crude oil and refined petroleum products for our storage customers, but also to contract with customers for the rights to use our docks for their own activities. For example, for the year ended December 31, 2010, we generated 21% of our Houston terminal revenues from throughput fees charged to non-storage customers that utilize our waterfront to export and import liquefied petroleum gas and distillates under multi-year throughput agreements. In addition, our largest non-storage customer has recently announced plans to nearly double its export capacity at our Houston terminal by the second half of 2012. To the extent this expansion occurs and this additional capacity is utilized, we expect to generate additional throughput fees with only minimal incremental operating costs or capital expenditures related to this planned expansion.

We believe our Houston terminal is well positioned to take advantage of changing crude oil logistics in the Gulf Coast as a result of pipeline construction projects that, in the aggregate, would transport nearly two million barrels of oil per day into the Gulf Coast region if completed as planned. To capitalize on these expected new sources of crude oil supply, we own or lease with an option to acquire the land and rights-of-way necessary to construct an additional 7.0 million barrels of crude storage capacity on existing property connected to our Houston terminal and to construct interconnections to one or more of the proposed pipelines. Under a lease agreement, which terminates in 2035, we are permitted to construct additional storage tanks on 63 acres of property near our Houston terminal. We have the option to acquire this acreage until December 2020 for a price of $6.0 million to $6.7 million. In addition, we own approximately 24 acres at the Crossroads Interchange approximately six miles from our Houston terminal and the rights-of-way necessary to connect the acreage to our Houston terminal. While any further expansion will be based upon the needs of our customers, we would expect any new storage tanks at our Houston terminal to be operational prior to completion of the announced pipeline construction projects.

As of March 31, 2011, we had firm contracts for nearly 100% of our 11.1 million barrels of storage capacity at our Houston terminal, with a weighted-average contract life of 7.1 years.

Beaumont Terminal

Our Beaumont terminal serves as a regional strategic and trading hub for vacuum gas oil and clean petroleum products for refineries located in the upper Gulf Coast region. Our facility has an aggregate active storage capacity of approximately 5.7 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, distributors, marketers and chemical and petrochemical companies. The principal products handled at our Beaumont terminal complex are clean petroleum products and vacuum gas oil, a heavy distillate produced in the refining process, which accounted for approximately 59% and 40%, respectively, of our active storage capacity as of March 31, 2011.

Our storage and distribution network is highly integrated with the Beaumont/Port Arthur petrochemical and refining complex, and provides our customers with the additional services of mixing, blending, heating and marine vapor recovery. Our Beaumont facility handles products through a number of transportation modes, primarily through third-party pipelines interconnected to local refineries and production facilities, through our own dedicated pipeline system to Huntsman’s chemical production facility in Port Neches, and through third-party crude and refined products tankers and barges arriving at our deep-water docks, which can accommodate vessels with drafts of up to 40 feet and barges with drafts of up to 12 feet. Our waterfront capabilities currently consist of two ship docks, allowing for vessel sizes up to 130,000 dwt, and one barge dock, allowing for barge sizes up to 20,000 dwt. We have begun construction on a second barge dock that will accommodate barges up to 20,000 dwt with drafts of up to 12 feet. We also own waterfront acreage adjacent to our terminal sufficient to accommodate two additional deep-water docks and a new barge dock. The additional waterfront acreage, if developed, would approximately double our dock capacity.

We own acreage adjacent to our waterfront on which we can construct tanks with an additional 5.4 million barrels of storage capacity. Additionally and to the extent we identify sufficient market demand to do so, we could construct more than 20.0 million additional barrels of storage capacity on the remote side of our terminal complex with pipeline connections to our waterfront. We believe that we have the existing acreage and potential for connectivity with major pipelines to rapidly and efficiently expand our Beaumont terminal if increasing crude oil supplies or other changing market trends create favorable conditions for growth.

As of March 31, 2011, we had firm contracts for 97% of our 5.7 million barrels of storage capacity at our Beaumont terminal, with a weighted-average contract life of 4.4 years.

Our Operations

We provide integrated terminaling, storage, pipeline and related services for third-party companies engaged in the production, distribution and marketing of crude oil, refined petroleum products and liquefied petroleum gas. We generate our revenues exclusively through the provision of fee-based services to our customers. The types of fees we charge are:

•	Storage Services Fees. For the year ended December 31, 2010, we generated approximately 75% of our revenues from fixed monthly fees for storage services, which our customers pay (i) to reserve storage space in our tanks and

(ii) to compensate us for receiving an agreed upon average periodic amount of product volume, or throughput, on their behalf. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the amount of throughput that we receive.

•	Throughput Fees. For the year ended December 31, 2010, we generated approximately 20% of our revenues from throughput fees, which our customers who do not store products at our facilities, who we refer to as our non-storage customers, pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation. In addition, our customers who store products at our facilities, who we refer to as our storage customers, pay us throughput fees when we receive volumes of products on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fee. The revenues we generate from throughput fees vary based upon the volumes of products accepted at or withdrawn from our terminals.

•	Ancillary Services Fees. For the year ended December 31, 2010, we generated approximately 5% of our revenues from fees associated with ancillary services such as heating, mixing and blending our storage customers’ products that are stored in our tanks, transferring our storage customers’ products between our tanks and marine vapor recovery. The revenues we generate from ancillary services fees vary based upon the activity levels of our customers.

We believe that the high percentage of fixed storage services fees generated from multi-year contracts with a diverse portfolio of customers creates stable cash flow and substantially mitigates our exposure to volatility in supply and demand and other market factors. For additional information about our contracts, please read “Business — Contracts” beginning on page 102.

Our Business Strategies

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

•	Capitalize on organic growth opportunities.

•	Pursue accretive strategic acquisitions.

•	Maintain and develop strong customer relationships based upon a high quality of service, reliability, the efficiency of our existing assets and operations and our global marketing and relationship network.

•	Maintain sound financial practices to ensure our long-term viability.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Well-positioned and highly integrated terminal assets creating high barriers of entry for potential competitors.

•	Established relationships with customers generating multi-year contracts and stable cash flows.

•	Expansive waterfront and dock capacity, allowing for efficient receipt of cargoes.

•	Flexible, efficient and well-maintained assets that can be expanded at competitive costs.

•	Financial flexibility to fund growth.

•	Our relationship with the Oiltanking Group.

•	Experienced management team and operational expertise.

For a more detailed description of our business strategies and competitive strengths, please read “Business — Our Business Strategies” beginning on page 98 and “Business— Our Competitive Strengths” beginning on page 99.

Risk Factors

An investment in our common units involves risks. You should carefully consider the following risk factors, those other risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our common units. The following risks are discussed in more detail in “Risk Factors” beginning on page 19.

Risks Inherent in Our Business

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

•	The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

•	Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced or suspended, which would adversely affect our financial condition and results of operations.

•	Our financial results depend on the demand for the crude oil, refined petroleum products and liquified petroleum gas that we transport, store and distribute, among other factors, and the current economic downturn could result in lower demand for these products for a sustained period of time.

•	Restrictions in our debt agreements could adversely affect our business, financial condition or results of operations.

•	Our operations are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes or floods, for which we may not be adequately insured.

•	Reduced volatility in energy prices or new government regulations could discourage our storage customers from holding positions in crude oil or refined petroleum products, which could adversely affect the demand for our storage services.

•	Some of our current terminal services agreements are automatically renewing on a short-term basis, and may be terminated at the end of the current renewal term upon requisite notice. If one or more of our current terminal services agreements is terminated and we are unable to secure comparable alternative arrangements, our financial condition and results of operations will be adversely affected.

•	Competition from other terminals that are able to supply our customers with comparable storage capacity at a lower price could adversely affect our financial condition and results of operations.

•	The expected introduction of significant new crude oil supplies to the Gulf Coast region upon the completion of planned pipeline construction projects could decrease our customers’ dependence on waterborne crude oil imports and lead to a reduction in the demand for our marine terminal services.

•	Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

•	If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

Risks Inherent in an Investment in Us

•	OTA owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including OTA, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

•	OTA and other affiliates of our general partner may compete with us.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•	Unitholders will experience immediate and substantial dilution of $ per common unit.

•	There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Tax Risks to Common Unitholders

•	Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•	The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

•	One of our subsidiaries conducts activities that may not generate qualifying income. If the income generated by this subsidiary disproportionately increases as a percentage of our total gross income, we may choose to have this subsidiary treated as a corporation for U.S. federal income tax purposes.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, OTLP GP, LLC, a wholly owned subsidiary of OTA. Following this offering, OTA will own, directly or indirectly, approximately     % of our outstanding common units and all of our outstanding subordinated units and incentive distribution rights. As a result of owning our general partner, OTA will have the right to appoint all members of the board of directors of our general partner, including at least three independent directors meeting the independence standards established by the New York Stock Exchange, or NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. OTA will appoint our second independent director within three months of the date our common units begin trading on the NYSE, and our third independent director within one year from such date. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management” beginning on page 108.

Following the consummation of this offering, neither our general partner nor OTA will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including OTA, for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with the Transactions” beginning on page 118.

The Oiltanking Group

One of our principal strengths is our relationship with the Oiltanking Group, the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. With 71 terminals located throughout 22 countries in North America, Europe, Asia, the Middle East and Central and South America, the Oiltanking Group leverages its international marketing networks and a brand that is widely recognized in the energy industry. Oiltanking GmbH is a wholly owned subsidiary of Marquard & Bahls AG, a privately held German company, with three core activities: (i) oil trading, (ii) aviation fueling and (iii) storage and terminaling of crude oil, refined petroleum products, chemicals and gases. All three activities are pooled in separate holdings, but they are financed and managed individually.

Oiltanking GmbH intends for us to be its growth vehicle in the United States to acquire, own and operate terminaling, storage and pipeline assets that generate stable qualifying income under Section 7704 of the Internal Revenue Code. For a discussion of qualifying income, please read “Material U.S. Federal Income Tax Consequences — Taxation of the Partnership” beginning on page 147. We believe that as the indirect owner of our general partner, all of our incentive

distribution rights and a     % limited partner in us, Oiltanking GmbH will be motivated to promote and support the successful execution of our business plan and to pursue projects that enhance the value of our business.

In addition, during 2003, the Oiltanking Group enacted a policy of centrally financing the expansion and growth of its global holdings of terminaling subsidiaries and in 2008, established Oiltanking Finance B.V., a wholly owned finance company located in Amsterdam, the Netherlands. Oiltanking Finance B.V. now serves as the global bank for the Oiltanking Group’s terminal holdings, including ours, and arranges loans at market rates and terms for approved terminal construction projects. We believe this relationship has historically provided us with access to debt capital on terms that are consistent with or better than what would have been available to us from third parties. We believe this relationship could continue to provide us with access to capital at competitive rates.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to us and the holders of our common and subordinated units. This legal duty commonly is referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owner, OTA. Additionally, each of our executive officers and certain of our directors are also officers of OTA. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and OTA and our general partner, on the other hand.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict, eliminate or expand the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner to our common unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner or its officers and directors. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

While Oiltanking GmbH intends for us to be its growth vehicle in the United States to acquire, own and operate terminaling, storage and pipeline assets that generate stable cash flows, and we believe the Oiltanking Group, including OTA and its affiliates, are incentivized to promote our growth, OTA and its affiliates will not be restricted, under either our partnership agreement or any other agreement, from competing with us.

For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties” beginning on page 125. For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions” beginning on page 117.

Principal Executive Offices

Our principal executive offices are located at 15631 Jacintoport Blvd., Houston, Texas 77015, and our telephone number is (281) 457-7900. Our website address will be www.oiltankingpartners.com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in March 2011 by OTA to own and operate the businesses that have historically been conducted by Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P.

In connection with the closing of this offering, the following will occur:

•	OTA will contribute all of its equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us;

•	OTLP GP, LLC will maintain its 2.0% general partner interest in us. We also will issue to our general partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of our minimum quarterly distribution of $ per unit per quarter, as described under “Cash Distribution Policy and Restrictions on Distributions” beginning on page 43;

•	we will issue common units to the public ( common units if the underwriters exercise their option in full) and will use the net proceeds from this offering as described under “Use of Proceeds” beginning on page 39;

•	we will issue to OTA an aggregate of common units and subordinated units and, to the extent the underwriters do not exercise their option to purchase additional common units, we will issue those common units to OTA for no additional consideration other than OTA’s contribution of equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us in connection with the closing of this offering;

•	we expect to enter into a new $50.0 million revolving line of credit with Oiltanking Finance B.V., a wholly owned subsidiary of Oiltanking GmbH; and

•	we will also enter into agreements with OTA and certain of its affiliates, pursuant to which we will agree upon certain aspects of our relationship with them, including the provision by OTA or one of its subsidiaries to us of certain selling, general and administrative services and employees, our agreement to reimburse OTA or one of its subsidiaries for the cost of such services and employees, certain indemnification obligations, the use by us of the name “Oiltanking” and related marks, and other matters. Please read “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with the Transactions” beginning on page 118.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units	%
Interests of OTA:
Common Units	%
Subordinated Units	49.0%
General Partner Interest	2.0%

100.0%

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	common units[1] and subordinated units for a total of limited partner units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to OTA. Any such units issued to OTA will be issued for no consideration other than OTA’s contribution of equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us in connection with the closing of this offering. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to OTA upon the option’s expiration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a 2.0% general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering (based on an assumed initial offering price of $ per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses, to:

• repay intercompany indebtedness owed to Oiltanking Finance B.V. in the amount of approximately $125 million;

• reimburse Oiltanking Finance B.V. for approximately $ million of fees incurred in connection with our repayment of such indebtedness;

• make a distribution to OTA in the amount of $ million; and

• replenish our working capital following the retention of $ million in cash, cash equivalents and receivables by OTA in connection with the formation transactions.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $ million (based upon the midpoint of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a distribution to OTA. See “Use of Proceeds” beginning on page 39.

Cash distributions	Upon completion of this offering, our general partner will establish a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to the extent we have sufficient cash after establishment of reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A and in the glossary included in this prospectus as Appendix B. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors

1 Excludes common units subject to issuance under our Long-Term Incentive Plan. Please read “Executive Officer Compensation — Compensation Discussion and Analysis” beginning on page 112.

described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions” beginning on page 43.

For the first quarter that we are publicly traded, we will pay investors in this offering a prorated distribution covering the period from the completion of this offering through , 2011, based on the actual length of that period.

Our partnership agreement requires us to distribute all of our available cash each quarter in the following manner:

• first, 98.0% to the holders of our common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $      plus any arrearages from prior quarters; and

• second, 98.0% to the holders of our subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $ .

If cash distributions to our unitholders exceed $ per common unit and subordinated unit in any quarter, our unitholders and our general partner will receive distributions according to the following percentage allocations:

	Marginal Percentage
Total Quarterly Distribution	Interest in Distributions
Target Amount	Unitholders	General Partner

above $ up to $	98.0%	2.0%
above $ up to $	85.0%	15.0%
above $ up to $	75.0%	25.0%
above $	50.0%	50.0%

The percentage interests shown for our general partner include its 2.0% general partner interest. We refer to the additional increasing distributions to our general partner in excess of 2.0% as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights” beginning on page 59.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient available cash to pay the minimum quarterly distribution of $ on all of our common units and subordinated units and the corresponding distribution on our general partner’s 2.0% interest for each quarter in the twelve months ending March 31, 2012. Please read “Cash Distribution Policy and Restrictions on Distributions” beginning on page 43.

Subordinated units	OTA initially will own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit and the corresponding distribution on our general partner’s 2.0% interest for each of three consecutive, non-overlapping four quarter periods ending on or after

, 2014 or (2) $ (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest and the related distribution on the incentive distribution rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter no common units will be entitled to arrearages.

General partner’s right to reset the target distribution levels	Our general partner, as the initial holder of all of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%, in addition to distributions paid on its 2.0% general partner interest) for the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and a general partner interest necessary to maintain its general partner interest in us immediately prior to the reset election. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such prior two quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels” beginning on page 60.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” beginning on page 146 and “The Partnership Agreement — Issuance of Additional Interests” beginning on page 136.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, OTA will own an aggregate of % of our outstanding voting units (or % of our outstanding voting units, if the underwriters exercise their option to purchase additional common units in full). This will give OTA the ability to prevent the removal of our general partner. Please read “The Partnership Agreement — Voting Rights” beginning on page 134.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement — Limited Call Right” beginning on page 141.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately % of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences — Tax Consequences of Unit Ownership” beginning on page 148 for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences” beginning on page 147.

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol “OTLP.”

Summary Historical and Pro Forma Financial and Operating Data

We were formed in March 2011 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of our predecessor, which consist of the combined financial statements of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. We refer to our predecessor for accounting purposes as “Oiltanking Predecessor.” In connection with the closing of this offering, OTA will contribute all of the outstanding equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us. The following table presents summary historical combined financial and operating data of Oiltanking Predecessor and summary pro forma financial data of Oiltanking Partners, L.P. as of the dates and for the periods indicated.

The summary historical combined financial data presented as of December 31, 2008 are derived from the unaudited historical combined balance sheet of Oiltanking Predecessor, which is not included in this prospectus. The summary historical combined financial data presented as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from the audited historical combined financial statements of Oiltanking Predecessor that are included elsewhere in this prospectus.

The summary pro forma combined financial data presented for the year ended December 31, 2010 are derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Our unaudited pro forma condensed combined financial statements give pro forma effect to the following:

•	the contribution by OTA of its partnership interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us;

•	the issuance by us to OTA of common units and subordinated units;

•	the issuance by us to our general partner of a 2.0% general partner interest and the incentive distribution rights in us;

•	the issuance by us to the public of common units and the use of the net proceeds from this offering (assuming a price of $ per common unit, the midpoint of the price range set forth on the cover of this prospectus) as described under “Use of Proceeds” beginning on page 39;

•	the change in sponsor of a postretirement benefit plan from Oiltanking Houston, L.P. to OTA;

•	the elimination of certain assets not contributed to us;

•	the change in tax status of Oiltanking Houston, L.P. to a non-taxable entity; and

•	the elimination of historical interest expense associated with the repayment of intercompany indebtedness to Oiltanking Finance B.V. in the amount of approximately $125 million from the net proceeds of the offering.

The unaudited pro forma condensed combined balance sheet data assumes the events listed above occurred as of December 31, 2010. The unaudited pro forma condensed combined statement of income data for the year ended December 31, 2010 assume the events listed above occurred as of January 1, 2010. We have not given pro forma effect to incremental selling, general and administrative expenses of approximately $3 million that we expect to incur as a result of being a publicly traded partnership.

For a detailed discussion of the summary historical combined financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 69. The following table should also be read in conjunction with “Use of Proceeds” beginning on page 39, “Business — Our History and Relationship with Oiltanking GmbH” beginning on page 101 and the audited historical combined financial statements of Oiltanking Predecessor and our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Among other things, the historical combined and unaudited pro forma condensed combined financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business as it is an important supplemental measure of our performance and liquidity. Adjusted EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain non-cash and non-recurring items. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure under “— Non-GAAP Financial Measure” and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

				Pro Forma
	Predecessor Historical			Year Ended
	Year Ended December 31,			December 31,
	2008	2009	2010	2010
	(In thousands, except operating information)
Statements of Income Data:
Revenues	$79,112	$100,840	$116,450	$116,450

Operating costs and expenses:
Operating	29,437	29,158	32,415	32,415
Depreciation and amortization	12,854	14,191	15,579	15,006
Selling, general and administrative	9,709	13,830	15,775	14,510
(Gain) loss on disposal of fixed assets	(4)	96	(339)	(339)
Gain on property casualty indemnification	—	—	(4,688)	(4,688)
Loss on impairment of assets	213	155	46	46

Total Operating Costs and Expenses	52,209	57,430	58,788	56,950

Operating Income	26,903	43,410	57,662	59,500

Other income (expense):
Interest expense	(7,356)	(8,401)	(9,538)	(1,913)
Interest income	116	98	74	74
Other income (expense)	(912)	491	1,100	1,100

Total Other Expense, Net	(8,152)	(7,812)	(8,364)	(739)

Income Before Income Tax Expense	18,751	35,598	49,298	58,761

Income tax expense:
Current	3,202	5,579	7,527	191
Deferred	2,964	4,903	3,956	—

Total Income Tax Expense	6,166	10,482	11,483	191

Net Income	$12,585	$25,116	$37,815	$58,570

Balance Sheet Data (at period end):
Property, plant and equipment, less accumulated depreciation	$248,016	$268,057	$265,616	$259,288
Total Assets	274,838	303,500	310,469	303,792
Total Liabilities	205,927	213,404	206,420	50,211
Total Partners’ Capital	68,911	90,096	104,049	253,581
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$27,022	$32,253	$60,678
Investing activities	(64,435)	(34,469)	(30,191)
Financing activities	39,558	3,243	(27,597)
Other Financial Data:
Adjusted EBITDA(1)	$39,966	$57,852	$68,260	$69,525
Capital Expenditures:
Maintenance(2)	$3,534	$1,414	$3,536
Expansion(3)	60,934	33,065	7,631

Total	$64,468	$34,479	$11,167

Operating Data:
Storage capacity, end of period (mmbbls)	15.2	16.4	16.8
Storage capacity, average (mmbbls)	14.2	15.7	16.8
Terminal throughput (mbpd)	695.2	700.6	784.9
Vessels per year	743	694	799
Barges per year	2,481	2,520	2,910

(1)	Adjusted EBITDA is defined in “— Non-GAAP Financial Measure” below.

(2)	Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity.

(3)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base whether through construction or acquisitions.

Non-GAAP Financial Measure

We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items. Adjusted EBITDA is not a presentation made in accordance with GAAP.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to GAAP net income or net cash provided by operating activities. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

				Pro Forma
	Predecessor Historical			Year Ended
	Year Ended December 31,			December 31,
	2008	2009	2010	2010
	(In thousands)

Reconciliation of Adjusted EBITDA to net income:
Net income	$12,585	$25,116	$37,815	$58,570
Depreciation and amortization expense	12,854	14,191	15,579	15,006
Income tax expense	6,166	10,482	11,483	191
Interest expense, net	7,240	8,303	9,464	1,839
(Gain) loss on disposal of fixed assets	(4)	96	(339)	(339)
Gain on property casualty indemnification	—	—	(4,688)	(4,688)
Loss on impairment of assets	213	155	46	46
Other (income) expense	912	(491)	(1,100)	(1,100)

Adjusted EBITDA	$39,966	$57,852	$68,260	$69,525

Reconciliation of Adjusted EBITDA to net cash provided by operating activities:
Net cash from operating activities	$27,022	$32,253	$60,678
Changes in assets and liabilities	3,786	12,956	(7,207)
Deferred income taxes (non-cash)	(2,964)	(4,903)	(3,956)
Postretirement net periodic benefit cost	(1,104)	(1,219)	(1,265)
Income tax expense	6,166	10,482	11,483
Interest expense, net	7,240	8,303	9,464
Other income (excluding unrealized gain/loss on investments)	(180)	(20)	(937)

Adjusted EBITDA	$39,966	$57,852	$68,260

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $      per unit, or $      per unit per year, which will require us to have available cash of approximately $      million per quarter, or $      million per year, based on the number of common and subordinated units and the general partner interest to be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volumes of crude oil, refined petroleum products and liquefied petroleum gas we handle;

•	the terminaling and storage fees with respect to volumes that we handle;

•	damage to pipelines, facilities, related equipment and surrounding properties caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism or inadvertent damage to pipelines from construction, farm and utility equipment;

•	leaks or accidental releases of products or other materials into the environment, whether as a result of human error or otherwise;

•	planned or unplanned shutdowns of the refineries and chemical production facilities owned by our customers;

•	prevailing economic and market conditions;

•	difficulties in collecting our receivables because of credit or financial problems of customers;

•	the effects of new or expanded health, environmental and safety regulations;

•	governmental regulation, including changes in governmental regulation of the industries in which we operate;

•	changes in tax laws;

•	weather conditions; and

•	force majeure.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending March 31, 2012. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in “Cash Distribution Policy and Restrictions on Distributions.”

Our forecast of cash available for distribution has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced or suspended, which would adversely affect our financial condition and results of operations.

We are dependent upon the uninterrupted operations of certain facilities owned or operated by our customers, such as the refineries and chemical production facilities we service. Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would adversely affect our results of operations, cash flow and ability to make distributions to our unitholders. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes;

•	environmental remediation;

•	labor difficulties; and

•	disruptions in the supply of products to or from our facilities.

Additionally, terrorist attacks and acts of sabotage could target oil and gas production facilities, refineries, processing plants, terminals and other infrastructure facilities.

Our terminal services agreements with many of our key customers provide that, if any of a number of events occur, including certain of those events described above, which we refer to as events of force majeure, and the event significantly delays or renders performance impossible with respect to a facility, usually for a specified minimum period of days, our customer’s obligations would be temporarily suspended with respect to that facility. In that case, a significant customer’s fixed storage services fees may be reduced or suspended, even if we are contractually restricted from recontracting out the storage space in question during such force majeure period, or the contract may be subject to termination. There can be no assurance that we are adequately insured against such risks. As a result, our revenue and results of operations could be materially adversely affected.

Our financial results depend on the demand for the crude oil, refined petroleum products and liquefied petroleum gas that we transport, store and distribute, among other factors, and the current economic downturn could result in lower demand for these products for a sustained period of time.

Any sustained decrease in demand for crude oil, refined petroleum products and liquefied petroleum gas in the markets served by our terminals could result in a significant reduction in storage or throughput in our terminals, which would reduce our cash flow and our ability to make distributions to our unitholders. Our financial results may also be affected by uncertain or changing economic conditions within certain regions, including the challenges that are currently affecting economic conditions in the entire United States. If economic and market conditions remain uncertain or adverse conditions persist, spread or deteriorate further, we may experience material impacts on our business, financial condition and results of operations.

Other factors that could lead to a decrease in market demand include:

•	the impact of weather on demand for oil;

•	the level of domestic oil and gas production, both on a stand-alone basis and as compared to the level of foreign oil and gas production;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline;

•	an increase in automotive engine fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles or technological advances by manufacturers;

•	the increased use of alternative fuel sources, such as ethanol, biodiesel, fuel cells and solar, electric and battery-powered engines. Current laws will require a significant increase in the quantity of ethanol and biodiesel used in transportation fuels between now and 2022. Such an increase could have a material impact on the volume of fuels transported on our pipeline or loaded at our terminals; and

•	an increase in the market price of crude oil that leads to higher refined petroleum product prices, which may reduce demand for refined petroleum products and drive demand for alternative products. Market prices for crude oil and refined petroleum products are subject to wide fluctuation in response to changes in global and regional supply that are beyond our control, and increases in the price of crude oil may result in a lower demand for refined petroleum products.

Any decrease in supply and marketing activities may result in reduced throughput volumes at our terminal facilities, which would adversely affect our financial condition and results of operations.

Restrictions in our debt agreements could adversely affect our business, financial condition or results of operations.

Under our loan agreements with Oiltanking Finance B.V., we are prohibited from incurring additional indebtedness from third parties without the approval of Oiltanking Finance B.V. In addition, these loan agreements contain covenants that require us to maintain certain debt, leverage, and equity ratios and prohibit us from pledging our assets to third parties. We expect that our new revolving line of credit with Oiltanking Finance B.V. will contain similar restrictions as well as covenants that could restrict our ability to make cash distributions to our unitholders. As a result, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Liquidity.”

Our operations are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes or floods, for which we may not be adequately insured.

Our primary operations are currently all located in the upper Gulf Coast region, and are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes or floods, which have historically impacted the region with some regularity. Each of our Houston and Beaumont terminals, for example, has experienced damage and interruption of business due to hurricanes. We may also be affected by factors such as adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures, disruptions in supply infrastructure or logistics and other events beyond our control. In addition, our operations are exposed to other potential natural disasters, including tornadoes, storms, floods and/or earthquakes. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our related operations.

We are not fully insured against all risks incident to our business. Certain of the insurance policies covering entities and their operations that will be contributed to us also provide coverage to entities that will not be contributed to us as a part of our initial public offering. The coverage available under those insurance policies has historically been allocated among the entities that will be contributed to us and the entities that will not be contributed to us. This allocation may result in limiting the amount of recovery available to us for purposes of covered losses.

Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.

Reduced volatility in energy prices or new government regulations could discourage our storage customers from holding positions in crude oil or refined petroleum products, which could adversely affect the demand for our storage services.

We have constructed and continue to construct new storage facilities in response to increased customer demand for storage. Many of our competitors have also built new storage facilities. The demand for new storage has resulted in part from our customers’ desire to have the ability to take advantage of profit opportunities created by volatility in the prices of crude oil and petroleum products. If the prices of crude oil and petroleum products become relatively stable, or if federal and/or state regulations are passed that discourage our customers from storing those commodities, demand for our storage services could decrease, in which case we may be unable to renew contracts for our storage services or be forced to reduce the rates we charge for our storage services, either of which would reduce the amount of cash we generate.

Some of our current terminal services agreements are automatically renewing on a short-term basis, and may be terminated at the end of the current renewal term upon requisite notice. If one or more of our current terminal services agreements is terminated and we are unable to secure comparable alternative arrangements, our financial condition and results of operations will be adversely affected.

Some of our terminal services agreements currently in effect are operating outside of their primary contract terms. These agreements generally automatically renew on a year-to-year basis and may be terminated by either party upon the giving of requisite notice, which is typically a year or less. Terminal services agreements that account for an aggregate of 18.1% of our expected revenues for the twelve month period ending March 31, 2012, could be terminated by our customers without penalty within the same period. If any one or more of our terminal services agreements is terminated and we are unable to secure comparable alternative arrangements, we may not be able to generate sufficient additional revenue from third parties to replace any shortfall in revenue or increase in costs. Additionally, we may incur substantial costs if modifications to our terminals are required by a new or renegotiated terminal services agreement. The occurrence of any one or more of these events could have a material impact on our financial condition and results of operations.

Competition from other terminals that are able to supply our customers with comparable storage capacity at a lower price could adversely affect our financial condition and results of operations.

We face competition from other terminals that may be able to supply our customers with integrated terminaling services on a more competitive basis. We compete with national, regional and local terminal and storage companies, including major integrated oil companies, of widely varying sizes, financial resources and experience. Our ability to compete could be harmed by factors we cannot control, including:

•	our competitors’ construction of new assets or redeployment of existing assets in a manner that would result in more intense competition in the markets we serve;

•	the perception that another company may provide better service; and

•	the availability of alternative supply points or supply points located closer to our customers’ operations.

Any combination of these factors could result in our customers utilizing the assets and services of our competitors instead of our assets and services, or us being required to lower our prices or increase our costs to retain our customers, either of which could adversely affect our results of operations, financial position or cash flows, as well as our ability to pay cash distributions to our unitholders.

The expected introduction of significant new crude oil supplies to the Gulf Coast region upon the completion of planned pipeline construction projects could decrease our customers’ dependence on waterborne crude oil imports and lead to a reduction in the demand for our marine terminal services.

We believe that current and planned expansion projects of other companies will, if completed as planned, introduce significant new crude oil supplies to the upper Gulf Coast through a number of announced pipeline projects:

•	TransCanada’s Keystone Pipeline, which is expected to transport crude oil from the Alberta oil sands and the Bakken Shale formation to the Gulf Coast region for refining at a rate of up to 900,000 barrels per day within the next two years;

•	Enbridge’s Monarch Pipeline, which is expected to transport crude oil from the Cushing storage interchange in Oklahoma to Houston at a rate of up to 350,000 barrels per day within the next two years;

•	Enterprise Products Partners’ proposed pair of pipelines, which are expected to transport crude oil from the Eagle Ford Shale in south Texas to Houston at a rate of up to 350,000 barrels per day within the next 18 months; and

•	Magellan Midstream Partners’ reversal and conversion of its Longhorn pipeline, which is expected to transport crude oil from El Paso to Houston at a rate of up to 200,000 barrels per day within 18 to 24 months upon approval of the project.

These or other pipeline construction projects could result in pipeline delivered crude accounting for an increasing share of the crude oil supplies utilized by our customers. This could lead to a decrease in the utilization of waterborne foreign crude oil imports by our customers and a related decrease in demand for our marine terminal services.

Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

A portion of our strategy to grow and increase distributions to unitholders is dependent on our ability to expand existing assets and to construct additional assets. The construction of a new terminal, or the expansion of an existing terminal, such as by increasing storage capacity or otherwise, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects. As a result, we may construct new facilities that are not able to attract enough storage customers or throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. We may be unable to negotiate acceptable interconnection agreements with third-party pipelines to provide destinations for increased throughput. Even if we receive sufficient multi-year contractual commitments from customers to provide the revenue needed to support such projects and we complete our construction projects as planned, we may not realize an increase in revenue for an extended period of time. For instance, if we build a new terminal, the construction will occur over an extended period of time and we will not receive any material increases in revenues until after completion of the project. Any of these circumstances could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in our cash available for distribution per unit. If we are unable to make acquisitions from third parties, including from OTA and its affiliates, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Certain of our revenues vary based upon the volumes of products handled at our terminals and the activity levels of our customers. Any short- or long-term decrease in the demand for the crude oil, refined petroleum products or liquefied petroleum gas we handle or any interruptions to the operations of certain of our customers, could reduce the amount of cash we generate and adversely affect our ability to make distributions to our unitholders.

For the year ended December 31, 2010, we generated approximately 20% of our revenues from throughput fees, which (i) our non-storage customers pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation and (ii) our storage customers pay us to receive volumes of products on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fee. In addition, approximately 12% of our revenues were generated from throughput fees charged to a single customer.

The revenues we generate from throughput fees vary based upon the volumes of products accepted at or withdrawn from our terminals, and our non-storage customers are not obligated to pay us any throughput fees unless we move volumes of products across our pipelines or docks on their behalf. If one or more of our non-storage customers were to slow or suspend its operations, or otherwise experience a decrease in demand for our services, our revenues under our agreements with such customers would be reduced or suspended, resulting in a decrease in the revenues we generate.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our key customers could adversely affect our financial results and cash available for distribution.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the capacity could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders.

Any reduction in the capability of our customers to utilize third-party pipelines that interconnect with our terminals, or to continue utilizing them at current costs, could cause a reduction of volumes transported through our terminals.

Many users of our terminals are dependent upon connections to third-party pipelines, to receive and deliver crude oil, refined petroleum products and liquefied petroleum gas. Any interruptions or reduction in the capabilities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes would result in reduced volumes transported through our terminals. Similarly, if additional shippers begin transporting volume over interconnecting pipelines, the allocations to our existing shippers on these interconnecting pipelines could be reduced, which also could reduce volumes transported through our terminals. Allocation reductions of this nature are not infrequent and are beyond our control. In addition, if the costs to us or our storage service customers to access and transport on these third-party pipelines significantly increase, our profitability could be reduced. Any such increases in cost, interruptions or allocation reductions that, individually or in the aggregate, are material or continue for a sustained period of time could have a material adverse effect on our financial position, results of operations or cash flows.

If we are unable to diversify our assets and geographic locations, our ability to make distributions to our unitholders could be adversely affected.

We rely exclusively on sales generated from products distributed from the terminals we own, which are exclusively located in the Gulf Coast region. Due to our lack of diversification in asset type and location, an adverse development in these businesses or areas, including adverse developments due to catastrophic events or weather and decreases in demand for refined petroleum products, could have a significantly greater impact on our results of operations and cash available for distribution to our unitholders than if we maintained more diverse assets and locations.

Mergers among our customers and competitors could result in lower volumes being stored in or distributed through our terminals, thereby reducing the amount of cash we generate.

Mergers between our existing customers and our competitors could provide strong economic incentives for the combined entities to utilize their existing systems instead of ours in those markets where the systems compete. As a result, we could lose some or all of the volumes and associated revenues from these customers and we could experience difficulty in replacing those lost volumes and revenues. Because most of our operating costs are fixed, a reduction in volumes would result not only in less revenue, but also a decline in cash flow of a similar magnitude, which would adversely affect our results of operations, financial position or cash flows, as well as our ability to pay cash distributions.

We may incur significant costs and liabilities in complying with environmental, health and safety laws and regulations, which are complex and frequently changing.

Our operations involve the transport and storage of crude oil, refined petroleum products and liquefied petroleum gas and are subject to federal, state, and local laws and regulations governing, among other things, the gathering, storage, handling and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, the generation, management and disposal of wastes, and other matters otherwise relating to the protection of the environment. Our operations are also subject to various laws and regulations relating to occupational health and safety. Compliance with this complex array of federal, state, and local laws and implementing regulations is difficult and may require significant capital expenditures and operating costs to mitigate or prevent pollution. Moreover, our business is inherently subject to accidental spills, discharges or other releases of petroleum or hazardous substances into the environment and neighboring areas, for which we may incur substantial liabilities to investigate and remediate. Failure to comply with applicable environmental, health, and safety laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, permit revocations, and injunctions limiting or prohibiting some or all of our operations.

We cannot predict what additional environmental, health, and safety legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. These expenditures or costs for environmental, health, and safety compliance could have a material adverse effect on our results of operations, financial condition and profitability.

We could incur significant costs and liabilities in responding to contamination that occurs at our facilities.

Our pipeline and terminal facilities have been used for transportation, storage and distribution of crude oil, refined petroleum products and liquefied petroleum gas for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes from time to time have been spilled or released on or under the terminal properties. In addition, the terminal properties were previously owned and operated by other parties and those parties from time to time also have spilled or released hydrocarbons or wastes. The terminal properties are subject to federal, state and local laws that impose investigatory and remedial obligations, some of which are joint and several or strict liability obligations without regard to fault, to address and prevent environmental contamination. We may incur significant costs and liabilities in responding to any soil and groundwater contamination that occurs on our properties, even if the contamination was caused by prior owners and operators of our facilities. Since we acquired full ownership of the Beaumont terminal in 2001, we have spent approximately $0.35 million to investigate and remediate soil and ground water impacts at that terminal.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our storage services.

In December 2009, the U.S. Environmental Protection Agency (“EPA”) determined that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA recently adopted two sets of rules regulating GHG emissions under the Clean Air Act, one of which requires a reduction in emissions of GHGs from motor vehicles and the other of which regulates emissions of GHGs from certain large stationary sources, effective January 2, 2011, which could require greenhouse emission controls for those sources. The EPA’s rules relating to emissions of GHGs from large stationary sources of emissions are currently subject to a number of legal challenges, but the federal courts have thus far declined to issue any injunctions to prevent the EPA from implementing, or requiring state environmental agencies to implement, the rules. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as certain onshore oil and natural gas production, processing, transmission, storage and distribution facilities on an annual basis, beginning in 2012 for emissions occurring in 2011.

In addition, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal.

The adoption of legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas that is produced, which may decrease demand for our storage services. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our business, financial condition and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations.

Terrorist attacks aimed at our facilities or surrounding areas could adversely affect our business.

The U.S. government has issued warnings that energy assets, specifically the nation’s pipeline and terminal infrastructure, may be the future targets of terrorist organizations. Any terrorist attack at our facilities, those of our customers and, in some cases, those of other pipelines, refineries, or terminals could materially and adversely affect our financial condition, results of operations or cash flows.

Risks Inherent in an Investment in Us

OTA owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including OTA, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

Following the offering, OTA will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to OTA. Therefore, conflicts of interest may arise between OTA and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as OTA, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	neither our partnership agreement nor any other agreement requires OTA to pursue a business strategy that favors us;

•	our partnership agreement limits the liability of and reduces fiduciary duties owed by our general partner and also restricts the remedies available to unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period”;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our partnership agreement permits us to distribute up to $ million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•	our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with entities in which OTA has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read “— OTA and other affiliates of our general partner may compete with us” and “Conflicts of Interest and Fiduciary Duties.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

We expect that we will distribute all of our available cash to our unitholders and will rely primarily upon external financing sources, including commercial bank borrowings, borrowings from Oiltanking Finance B.V. and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate limitations in our expected revolving line of credit, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common and subordinated units.

Our partnership agreement contains provisions that modify and reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•	whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning that it believed that the decision was in the best interest of our partnership;

•	our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

(2)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

(3)	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(4)	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in subclauses (3) and (4) above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

OTA and other affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership interest in us. Affiliates of our general partner, including OTA and the Oiltanking Group, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. The Oiltanking Group and OTA currently hold substantial interests in other companies in the terminaling business. OTA and the Oiltanking Group make investments and purchase entities that acquire, own and operate terminaling businesses. These investments and acquisitions may include entities or assets that we would have been interested in acquiring. Therefore, OTA and the Oiltanking Group may compete with us for investment opportunities and OTA and the Oiltanking Group may own an interest in entities that compete with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and OTA. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of its board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%, in addition to distributions paid on its 2.0% general partner interest) for the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and a general partner interest necessary to maintain its general partner interest in us immediately prior to the reset election. The number of common units to be issued to our general partner will equal the number of common units which would have entitled the holder to an average aggregate quarterly cash distribution in such prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by OTA, as a result of it owning our general partner, and not by our unitholders. Please read “Management — Management of Oiltanking Partners, L.P.” and “Certain Relationships and Related Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all our outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, OTA will own, directly or indirectly, an aggregate of     % of our common and subordinated units (or     % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution of $      per common unit.

The assumed initial public offering price of $      per common unit (the midpoint of the price range set forth on the cover page of this prospectus) exceeds pro forma net tangible book value of $      per common unit. Based on the assumed initial public offering price of $      per common unit, unitholders will incur immediate and substantial dilution of $      per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, OTA will own, directly or indirectly, an aggregate of     % of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), OTA will own     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement — Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline. Please read “The Partnership Agreement — Issuance of Additional Interests.”

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by OTA or other large holders.

After this offering, we will have          common units and           subordinated units outstanding, which includes the          common units we are selling in this offering that may be resold in the public market immediately. All of the          subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the          common units (          if the underwriters do not exercise their option to purchase additional common units) that are issued to OTA will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by OTA or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to OTA. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by OTA) after the subordination period has ended. At the closing of this offering, OTA will own, directly or indirectly, approximately     % of the outstanding common units and all of our outstanding subordinated units. Please read “The Partnership Agreement — Amendment of the Partnership Agreement.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only           publicly traded common units held by our public unitholders (           common units if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

It may be determined that the right, or the exercise of the right by the limited partners as a group, to (i) remove or replace our general partner, (ii) approve some amendments to our partnership agreement or (iii) take other action under our partnership agreement constitutes “participation in the control” of our business. A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read “The Partnership Agreement — Limited Liability.”

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management — Management of Oiltanking Partners, L.P.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $3 million of incremental costs per year associated with being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or the IRS, on this or any other tax matter affecting us.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

In Texas, we will be subject to an entity-level tax on any portion of our income that is generated in Texas in the prior year. Imposition of any such additional taxes on us or an increase in the existing tax rates would reduce the cash available for distribution to our unitholders.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. Although the considered legislation would not appear to have affected our treatment as a partnership, we are unable to predict whether any of these changes, or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

One of our subsidiaries conducts activities that may not generate qualifying income. If the income generated by this subsidiary disproportionately increases as a percentage of our total gross income, we may choose to have this subsidiary treated as a corporation for U.S. federal income tax purposes.

In order to maintain our status as a partnership for U.S. federal income tax purposes, 90% or more of our gross income in each tax year must be qualifying income under Section 7704 of the Internal Revenue Code. For a discussion of qualifying income, please read “Material U.S. Federal Income Tax Consequences — Taxation of the Partnership.”

A small portion of our current business relates to the transportation and storage of specialty products that may not generate qualifying income. In an attempt to ensure that 90% or more of our gross income in each tax year is qualifying income, we will conduct the portion of our business related to these specialty products in a separate subsidiary. Currently, this subsidiary represents less than     % of our total gross income. If the income generated by this subsidiary disproportionately increases as a percentage of our total gross income, we may choose to have this subsidiary treated as a corporation for U.S. federal income tax purposes. In such case, this corporate subsidiary would be subject to corporate-level tax on its taxable income at the applicable federal corporate income tax rate (currently, 35%). Imposition of a corporate level tax would reduce the anticipated cash available for distribution to us from the specialty products assets and operations of the subsidiary and, in turn, would reduce our cash available for distribution to our unitholders. Moreover, if the IRS were to successfully assert that this subsidiary had more tax liability than we would currently anticipate or legislation was enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, OTA will own, directly and indirectly, more than 50% of the total interests in our capital and profits interests. Therefore, a transfer by OTA of all or a portion of its interests in us could result in a termination of our partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (or “IRAs”), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and although the U.S. Treasury Department issued proposed

Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $      million from this offering (based on an assumed initial offering price of $      per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses, to:

•	repay intercompany indebtedness owed to Oiltanking Finance B.V. in the amount of approximately $125 million;

•	reimburse Oiltanking Finance B.V. for approximately $ million of fees incurred in connection with our repayment of such indebtedness;

•	make a distribution to OTA in the amount of $ million; and

•	replenish our working capital following the retention of $ million in cash, cash equivalents and receivables by OTA in connection with the formation transactions.

As of December 31, 2010, we had approximately $148 million of intercompany indebtedness outstanding to Oiltanking Finance B.V. with a weighted-average interest rate of approximately 6.0% incurred to refinance project debt and for capital expenditures. Following the completion of this offering and the application of the net proceeds therefrom as described above, we expect to have approximately $23 million in intercompany indebtedness outstanding at a weighted-average interest rate of approximately 7.1%. For additional information regarding our term borrowings from Oiltanking Finance B.V. and the borrowings we expect to repay with the proceeds from this offering, please see “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources — Term Borrowings.”

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to OTA. Any such units issued to OTA will be issued for no consideration other than OTA’s contribution of equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us in connection with the closing of this offering. If the underwriters exercise their option to purchase           additional common units in full, the additional net proceeds would be approximately $      million (based upon the midpoint of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a distribution to OTA. If the underwriters do not exercise their option to purchase additional common units, we will issue           common units to OTA upon the option’s expiration. We will not receive any additional consideration from OTA in connection with such issuance. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $     per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $      million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price to $      per common unit, would increase net proceeds to us from this offering by approximately $      million. Similarly, each decrease of 1.0 million common units offered by us, together with a concurrent $      decrease in the assumed initial offering price to $      per common unit, would decrease the net proceeds to us from this offering by approximately $      million.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2010:

•	on an actual basis for Oiltanking Predecessor, representing the combination of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P.;

•	as adjusted to give effect to our change in tax status to a non-taxable entity, the change in sponsor of a postretirement benefit plan from Oiltanking Houston, L.P. to OTA and the elimination of certain assets not contributed to us; and

•	as further adjusted to reflect the offering of our common units, the other transactions described under “Summary — Formation Transactions and Partnership Structure” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, and should be read together with, the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary— Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2010
			As Further
	Historical	As Adjusted	Adjusted
	(In thousands)

Debt:
Term Borrowings from Oiltanking Finance B.V.(1)	$148,258	$148,258		$23,300
Revolving line of credit	—	—		—

Total debt	$148,258	$148,258		$23,300

Partners’ equity:
Oiltanking Predecessor	$104,049	$118,623		$—
Held by public:
Common units	—	—
Held by OTA:
Common units	—	—
Subordinated units	—	—
General partner interest	—	—

Total partners’ equity	$104,049	$118,623	$

Total capitalization	$252,307	$266,881	$

(1)	For additional information regarding our term borrowings from Oiltanking Finance, B.V. and the borrowings we expect to repay with the proceeds from this offering, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Term Borrowings.”

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $      per common unit (the midpoint of the price range set forth on the cover page of this prospectus), on a pro forma basis as of December 31, 2010, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $      million, or $      per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$
Pro forma net tangible book value per common unit before the offering(1)
Increase in net tangible book value per common unit attributable to purchasers in the offering
Less: Pro forma net tangible book value per common unit after the offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)(4)	$

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units ( common units, subordinated units and the 2.0% general partner interest represented by notional general partner units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us. The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.

(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units, subordinated units, and the 2.0% general partner interest represented by notional general partner units) to be outstanding after the offering. The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common units and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.

(3)	Each $1.00 increase or decrease in the assumed public offering price of $ per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $ million, or approximately $ per common unit, and dilution per common unit to investors in this offering by approximately $ per common unit, after deducting the estimated underwriting discount and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed offering price to $ per common unit, would result in a pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed public offering price to $ per common unit, would result in an pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units			Total Consideration
	Number	Percent		Amount	Percent

General partner and OTA(1)(2)(3)			%	$		%
Purchasers in the offering			%			%

Total		100%		$	100%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own common units, subordinated units and a 2.0% general partner interest represented by notional general partner units. The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.

(2)	The assets contributed by OTA will be recorded at historical cost. The pro forma book value of the consideration provided by OTA as of December 31, 2010 would have been approximately $ .

(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with ‘‘— Significant Forecast Assumptions” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma combined results of operations, you should refer to the audited combined historical combined financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 and our unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2010, included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects a fundamental judgment that our unitholders generally will be better served by our distributing rather than retaining our available cash. Our partnership agreement generally defines available cash as, for each quarter, cash generated from our business in excess of the amount of cash reserves established by our general partner to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the next four quarters. Our available cash also may include, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute to our unitholders than would be the case were we subject to entity-level federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will distribute quarterly cash distributions to our unitholders. We do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•	Our cash distribution policy will be subject to restrictions on distributions under our expected revolving line of credit and other borrowings from Oiltanking Finance B.V., which will contain financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Liquidity.” Should we be unable to satisfy these restrictions or if we are otherwise in default under our revolving line of credit, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•	Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our unitholders.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders, except in those limited circumstances when our general partner can amend our partnership agreement without unitholder approval. However, after the subordination period has ended our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by OTA). At the closing of this offering, OTA will own, directly or indirectly, approximately % of the outstanding common units and all of our outstanding subordinated units. Please read “The Partnership Agreement — Amendment of the Partnership Agreement.”

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or selling, general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•	If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving line of credit, commercial bank borrowings, other borrowings from Oiltanking Finance B.V. and issuances of debt and equity securities, to fund any future expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving line of credit will restrict our ability to incur additional debt without the approval of Oiltanking Finance B.V. To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate limitations in our expected revolving line of credit, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, the board of directors of our general partner will establish a minimum quarterly distribution of $      per unit for each complete quarter, or $      per unit on an annualized basis. Quarterly distributions, if any, will be made within 45 days after the end of each quarter. This equates to an aggregate cash distribution of $      million per quarter, or $      million per year, based on the number of common and subordinated units and 2.0% general partner interest to be outstanding immediately after completion of this offering. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “— General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” The table below sets forth the amount of common units, subordinated units and notional units representing the 2.0% general partner interest that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the available cash needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

Distributions
	Number of Units	One Quarter	Annualized

Publicly held common units		$	$
Common units held by OTA
Subordinated units held by OTA
General partner interest(1)

Total		$	$

(1)	The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.

If the underwriters do not exercise their option to purchase additional common units, we will issue           common units to OTA at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to OTA. Any such units issued to OTA will be issued for no additional consideration other than OTA’s contribution of equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us in connection with the closing of this offering. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2.0% general partner interest. Our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0% of the cash we distribute in excess of $      per unit per quarter.

We will pay our distributions on or about the 15th day of each of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through June 30, 2011 based on the actual length of the period.

Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is generally defined to mean, for each quarter, cash generated from our business in excess of the amount of reserves established by our general partner to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the next four quarters.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interest. Please read “Conflicts of Interest and Fiduciary Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

Subordinated Units

OTA will initially own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. Subordinated units will not accrue arrearages.

To the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess available cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. When the subordination period ends, all of the subordinated units will convert into an equal number of common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Unaudited Pro Forma Cash Available for Distribution

If we had completed the transactions contemplated in this prospectus on January 1, 2010, our unaudited pro forma cash available for distribution for the twelve months ended December 31, 2010 would have been approximately $61.0 million. This amount would have been sufficient to make the minimum quarterly distribution of $      per unit per quarter (or $      per unit on an annualized basis) for the twelve months ended December 31, 2010 on all of our common and subordinated units.

Unaudited pro forma cash available for distribution includes incremental external selling, general and administrative expenses that we expect we will incur as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We estimate that these incremental external selling, general and administrative expenses initially will be approximately $3 million per year. Such incremental selling, general and administrative expenses are not reflected in our historical and pro forma financial statements.

The pro forma financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of January 1, 2010. Furthermore, cash available for distribution is a cash accounting concept, while our unaudited pro forma condensed combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

Our unaudited pro forma condensed combined financial statements are derived from the audited historical combined financial statements of Oiltanking Predecessor included elsewhere in this prospectus and Oiltanking Predecessor’s accounting records, which are unaudited. Our unaudited pro forma condensed combined financial statements should be read together with “Selected Historical and Pro Forma Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited historical combined financial statements of Oiltanking Predecessor included elsewhere in this prospectus.

The footnotes to the table below provide additional information about the pro forma adjustments and should be read along with the table.

Oiltanking Partners, L.P.
Unaudited Pro Forma Cash Available for Distribution

	Year Ended
	December 31, 2010
	(In thousands)

Pro Forma Net Income(1)	$58,570

Add:
Income tax expense	191
Interest expense, net(2)	1,839
Depreciation and amortization expense	15,006
Other, net	(6,081)

Adjusted EBITDA(3)	69,525
Less:
Incremental selling, general and administrative expense of being a public partnership(4)	3,000
Cash interest paid(2)	2,038
Maintenance capital expenditures(5)	3,536

Pro Forma Available Cash	$60,951

Pro Forma Cash Distributions
Distributions to public common unitholders
Distributions to Oiltanking Holding Americas, Inc. — common units
Distributions to Oiltanking Holding Americas, Inc. — subordinated units
Distributions to our general partner
Total distributions

Excess/(Shortfall)

Percent of minimum quarterly distributions payable to common unitholders		%
Percent of minimum quarterly distributions payable to subordinated unitholders		%

(1)	Reflects our pro forma operating results for the year ended December 31, 2010, derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The pro forma adjustments have been prepared as if this offering and the anticipated borrowings under our credit facility had taken place on January 1, 2010.

(2)	Interest expense and cash interest both include (i) commitment fees on our new revolving credit facility with Oiltanking Finance B.V. as if it had been in place as of January 1, 2010, and (ii) interest incurred on existing debt used to finance expansion capital expenditures during 2010. Interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit facility.

(3)	Adjusted EBITDA is defined in “Summary — Non-GAAP Financial Measure.”

(4)	Reflects an adjustment to our Adjusted EBITDA for an estimated incremental external cash expense associated with being a publicly traded partnership, consisting of costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, Sarbanes-Oxley compliance, NYSE listing, investor relations activities, registrar and transfer agent fees, director and officer liability insurance costs and director compensation.

(5)	Maintenance capital expenditures are capital expenditures made for the purpose of maintaining or replacing the operating capacity, service capability and/or functionality of our existing assets. Examples of maintenance capital expenditures include capital expenditures such as those required to maintain equipment reliability, tank and pipeline integrity and safety and to address environmental regulations.

Estimated Cash Available for Distribution for the Twelve Months Ending March 31, 2012

We forecast that our cash available for distribution generated during the twelve months ending March 31, 2012 will be approximately $58.4 million. This amount would be sufficient to pay the minimum quarterly distribution of $      per unit on all of our common units and subordinated units and the corresponding distribution on our general partner’s 2.0% general partner interest for each quarter in the four quarters ending March 31, 2012.

We are providing the financial forecast to supplement our historical and pro forma combined financial statements in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our common units and subordinated units and the corresponding distributions on our general partner’s 2.0% general partner interest for each quarter in the twelve months ending March 31, 2012 at the minimum quarterly distribution rate. Please read ‘‘— Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending March 31, 2012. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay distributions on our common units and subordinated units at the minimum quarterly distribution rate of $      per unit each quarter (or $     per unit on an annualized basis) or any other rate. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

We do not, as a matter of course, make public forecasts as to future sales, earnings or other results. However, we have prepared the following forecast to present the forecasted cash available for distribution to our unitholders and general partner during the forecasted period. The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not necessarily indicative of future results.

Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the forecast contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecast. We do not undertake to release publicly after this offering any revisions or updates to the financial forecast or the assumptions on which our forecasted results of operations are based.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2.0% interest for each quarter through March 31, 2012 should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

Oiltanking Partners, L.P.
Estimated Cash Available for Distribution

Twelve Months
Ending
March 31,
2012
(In millions)

Revenues
Storage services fees	$93.9
Throughput fees	20.1
Ancillary services fees	7.0

Total Revenues	121.0
Operating Expenses
Operating costs and expenses	33.2
Selling, general and administrative(1)	21.7
Depreciation and amortization expense	16.9

Total Operating Expenses	71.8
Operating Income	49.2
Interest expense(2)	2.8

Net Income	46.4
Adjustments to reconcile net income to estimated Adjusted EBITDA:
Add:
Depreciation and amortization expense	16.9
Interest expense	2.8

Estimated Adjusted EBITDA(3)	66.1
Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	2.7
Estimated expansion capital expenditures	40.4
Estimated maintenance capital expenditures	5.0
Add:
Borrowings to fund expansion capital expenditures	40.4

Estimated Cash Available for Distribution	$58.4

Distributions to public common unitholders
Distributions to Oiltanking Holding Americas, Inc. — common units
Distributions to Oiltanking Holding Americas, Inc. — subordinated units
Distributions to our general partner
Total distributions
Excess of cash available for distribution over aggregate annualized minimum annual cash distributions
Calculation of minimum estimated Adjusted EBITDA necessary to pay aggregate annualized minimum annual cash distributions:
Estimated Adjusted EBITDA
Excess of cash available for distribution over minimum annual cash distributions
Minimum estimated Adjusted EBITDA necessary to pay aggregate annualized minimum quarterly distributions

(1)	Includes additional personnel and related costs associated with operating as a publicly traded partnership and approximately $3 million of incremental external selling, general and administrative costs we expect to begin incurring annually upon becoming a publicly traded partnership, consisting of costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, Sarbanes-Oxley compliance, NYSE listing, investor relations activities, registrar and transfer agent fees, director and officer liability insurance costs and director compensation

(2)	Assumes approximately $23.3 million of our existing notes payable to Oiltanking Finance B.V. will remain outstanding and bear interest at a weighted-average rate of approximately 7.1% and that we will fund our anticipated expansion capital expenditures primarily under our revolving credit facility, with an estimated weighted-average rate of 2.9%. This rate is based on a forecast of LIBOR rates during the period plus the margin and associated commitment fees expected under our new revolving credit facility and amortization of arrangement fees.

(3)	Adjusted EBITDA is defined in “Summary — Non-GAAP Financial Measure.” For a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary — Non-GAAP Financial Measure.”

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of our management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending March 31, 2012. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed are those that we believe are significant to our forecasted results of operations and any discussions not discussed below were not deemed significant. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all.

Our forecast of our results of operations for the twelve months ended March 31, 2012 assumes an increase in the active storage capacity at our terminals of approximately 1.0 million barrels,currently under construction, as compared to the year ended December 31, 2010.

Revenues.  We estimate that our total revenues for the twelve months ending March 31, 2012 will be approximately $121.0 million, as compared to approximately $116.5 million for the year ended December 31, 2010. Our forecast is based primarily on the following assumptions:

•	Revenues from Storage Services Fees. Storage services fees are fees our customers pay to reserve storage space in our tanks and compensate us for handling up to a fixed amount of product throughput at our terminals. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the amount of throughput that we receive. We estimate that for the twelve months ending March 31, 2012 approximately 78%, or approximately $93.9 million, of our total revenues will be attributable to storage services fees. This compares to approximately 75%, or approximately $87.2 million, of our total revenues that were attributable to storage services fees for the year ended December 31, 2010. The increase in total revenues derived from storage services fees is partially attributable to the anticipated completion and placement into service of an additional 1.0 million barrels of storage capacity at our Houston terminal, which is supported by multi-year contracts with two customers expected to generate approximately $1.7 million and $5.7 million in revenue during the forecast period and on an annual basis once placed into service, respectively. A further portion of the increase in total revenues in the amount of approximately $3.5 million is attributable to annual CPI-based escalators in the fees certain of our customers pay under their existing contracts, with the remaining increase related to new multi-year contracted volumes from an existing customer.

•	Revenues from Throughput Fees. Throughput fees are fees our non-storage customers pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation. In addition, our storage customers pay us throughput fees when we receive volumes of product on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fee. We estimate that approximately 17%, or approximately $20.1 million, of our total revenues will be attributable to throughput fees. This compares to approximately 20%, or approximately $23.2 million, of our total revenues that were attributable to throughput fees for the year ended December 31, 2010. The decline of approximately

$3.1 million of revenues attributable to throughput fees during the forecast period is primarily related to a decrease in expected liquefied petroleum gas volumes by one of our customers that utilizes our terminal in Houston to import and export liquefied petroleum gas to a level that is more consistent with our historical results prior to 2010.

•	Revenues from Ancillary Services Fees. Ancillary services fees are fees associated with ancillary services such as heating, mixing and blending our storage customers’ products that are stored in our tanks, transferring our storage customers’ products between our tanks and marine vapor recovery. The revenues we generate from ancillary services fees vary based upon the activity level of our customers. We estimate that approximately 5%, or approximately $7.0 million, of our total revenues will be attributable to ancillary services fees. This compares to approximately 5%, or approximately $6.1 million, of our total revenues that were attributable to ancillary services fees for the year ended December 31, 2010.

Operating Costs and Expenses.  Our operating costs and expenses consist of labor expenses, utility costs, insurance premiums, repairs and maintenance expenses, health, safety and environmental related costs and operating taxes, amongst others. We estimate that our operating costs and expenses will be approximately $33.2 million for the twelve months ending March 31, 2012, as compared to approximately $32.4 million for the year ended December 31, 2010. We do not expect our operating costs and expenses to increase proportionately when we make capacity additions adjacent to our current facilities in the future, as we believe we will be able to capitalize on our current scale and existing infrastructure to improve operating margins with incremental growth and because these additions do not require significant additions of operating employees. Our forecasted cost of operations could vary significantly because of the large number of variables taken into consideration, many of which are beyond our control.

Selling, General and Administrative.  We estimate that selling, general and administrative expenses will be approximately $21.7 million for the twelve months ending March 31, 2012, as compared to approximately $15.8 million for the year ended December 31, 2010. This projected increase includes additional personnel and related costs associated with our preparation to become a publicly traded partnership and approximately $3 million of incremental external selling, general and administrative costs we expect to begin incurring annually upon becoming a publicly traded partnership.

Depreciation and Amortization.  We estimate that depreciation and amortization expense will be approximately $16.9 million for the twelve months ending March 31, 2012, as compared to approximately $15.6 million for the year ended December 31, 2010. Depreciation expense is expected to increase for the twelve months ending March 31, 2012 compared to the year ended December 31, 2010 due to an expected increase in maintenance and expansion capital expenditures during the forecast period.

Financing.  We estimate that interest expense will be approximately $2.8 million for the twelve months ending March 31, 2012, as compared to approximately $9.5 million for the year ended December 31, 2010. Our interest expense for the twelve months ending March 31, 2012 is based on the following assumptions:

•	approximately $23.3 million of our existing notes payable to Oiltanking Finance B.V. will remain outstanding and bear interest at a weighted-average interest rate of approximately 7.1%.

•	through March 31, 2012, we will fund our anticipated expansion capital expenditures primarily under our revolving credit facility, with an estimated weighted-average rate of 2.9%. This rate is based on a forecast of LIBOR rates during the period plus the margin and associated commitment fees expected under our new revolving credit facility.

•	interest expense includes commitment fees for the unused portion of our revolving credit facility at an assumed rate of 0.50% per annum;

•	interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit facility; and

•	we will remain in compliance with the financial and other covenants in our revolving credit facility.

Capital Expenditures.  We estimate that total capital expenditures for the twelve months ending March 31, 2012 will be $45.4 million as compared to capital expenditures of $11.2 million for the year ended December 31, 2010. This forecast is based on the following assumptions:

•	Our estimated maintenance capital expenditures will be $5.0 million for the twelve months ending March 31, 2012, as compared to actual maintenance capital expenditures of approximately $3.5 million for the year ended December 31, 2010, which reflects lower capital expenditures in 2010 due to the impact of economic recession, and for the twelve months ended March, 31, 2012, the anticipated future capital expenditures required to maintain our current long-term operating capacity going forward. We expect to fund maintenance capital expenditures from cash generated by our operations.

•	Our expansion capital expenditures will be approximately $40.4 million for the twelve months ending March 31, 2012 as compared to actual expansion capital expenditures of approximately $7.6 million for the year ended December 31, 2010. Of the $40.4 million expansion capital expenditures anticipated to be spent during the forecast period, approximately $22.7 million is related to two projects that we anticipate will add approximately 1.0 million barrels of storage capacity and will enter into commercial service with customers during the forecast period and approximately $17.7 million is related to projects that will increase our long-term operating capacity and position the partnership to capitalize on the growth opportunities we anticipate impacting our area of operations in the near-term. We intend to fund our anticipated expansion capital expenditures with borrowings under our new revolving credit facility.

Regulatory, Industry and Economic Factors.  Our forecast of our results of operations for the twelve months ending March 31, 2012 is based on the following assumptions related to regulatory, industry and economic factors:

•	There will not be any material nonperformance or credit-related defaults by suppliers, customers or vendors, or shortage of skilled labor.

•	All supplies and commodities necessary for production and sufficient transportation will be readily available.

•	There will not be any new federal, state or local regulation of the portions of the industry in which we operate or any interpretation of existing regulation that in either case will be materially adverse to our business.

•	There will not be any material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events, including any events that could lead to force majeure under any of our terminal services agreements.

•	There will not be any major adverse change in the markets in which we operate resulting from supply or production disruptions, reduced demand for our services or significant changes in the market prices for our services.

•	There will not be any material changes to market, regulatory and overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2011, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through          , 2011.

Definition of Available Cash

Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for future distributions unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages for such quarter);

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are borrowings that are made under a credit agreement, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $      per unit, or $      on an annualized basis, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner’s initial 2.0% interest in our distributions will be reduced if we issue additional limited partner units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $      per unit per quarter. The maximum distribution of 50.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on any limited partner units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•	cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•	cash distributions paid on equity issued by us (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $      million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in the partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets; and

•	the termination of interest rate swap agreements or commodity hedges prior to the termination date specified therein.

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus from the closing of the initial public offering through the end of the quarter immediately preceding that distribution. Any excess available cash distributed by us on that date will be deemed to be capital surplus.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes up to $      million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from interim capital transactions that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance capital expenditures reduce operating surplus, but expansion capital expenditures, actual maintenance capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment and storage tanks, to the extent such expenditures are made to maintain our long-term operating capacity. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus.

Our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity over the long-term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be subject to review and change by the board of directors of our general partner at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. Our partnership agreement does not cap the amount of maintenance capital expenditures that our general partner may estimate. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the initial quarterly distribution to be paid on all the units for the quarter and subsequent quarters;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of new properties or equipment, the construction of additional storage tanks or pipelines, to the extent such capital expenditures are expected to expand our long-term operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction of such capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of date any such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described below, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset during the period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $      per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient available cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

OTA will initially own, directly or indirectly, all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending          , 2014, if each of the following has occurred:

•	distributions of available cash from operating surplus on each of the outstanding common and subordinated units and the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units and the general partner interest during those periods on a fully diluted weighted-average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, if each of the following has occurred:

•	distributions of available cash from operating surplus exceeded $ (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units, plus the corresponding distribution on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights for the four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $ (150.0% of the annualized minimum quarterly distribution) on the weighted-average number of outstanding common and subordinated units on a fully diluted basis, plus the corresponding distribution on our general partner’s 2.0% interest and the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•	the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “— Operating Surplus and Capital Surplus — Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions of Available Cash From Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity interests.

Distributions of Available Cash From Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity interests.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units or the issuance of common units upon conversion of outstanding subordinated units) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that the general partner fund its capital contribution with cash and our general partner may fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%, in each case, not including distributions paid to the general partner on its 2.0% general partner interest) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Upon the closing of this offering, our general partner will hold all of our incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”)

•	second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include distributions paid on its 2.0% general partner interest, assume our general partner has contributed any additional capital to maintain its 2.0% general partner interest and has not transferred its incentive distribution rights and there are no arrearages on common units.

		Marginal Percentage
	Total Quarterly Distribution Per	Interest in Distributions
	Common Unit and Subordinated Unit	Unitholders	General Partner

Minimum Quarterly Distribution		$98.0%	2.0%
First Target Distribution	above $ up to $	98.0%	2.0%
Second Target Distribution	above $ up to $	85.0%	15.0%
Third Target Distribution	above $ up to $	75.0%	25.0%
Thereafter	above $	50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. In addition, our general partner will be issued a general partner interest necessary to maintain its general partner interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all common unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all common unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $     .

				Quarterly
				Distribution
				Per Unit
				Following
	Quarterly Distribution		General	Hypothetical
	Per Unit Prior to Reset	Unitholders	Partner	Reset

Minimum Quarterly Distribution		$98.0%	2.0%	$ (1)
First Target Distribution	above $ up to $	98.0%	2.0%	above $ (1) up to $ (2)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $ (2) up to $ (3)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $ (3) up to $ (4)
Thereafter	above $	50.0%	50.0%	above $ (4)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.

(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be           common units outstanding, our general partner has maintained its 2.0% general partner interest, and the average distribution to each common unit would be $       per quarter for the two quarters prior to the reset.

		Cash	Cash Distributions to General Partner
		Distributions	Prior to Reset
	Quarterly	to Common		2.0%
	Distributions	Unitholders		General	Incentive
	Per Unit	Prior to	Common	Partner	Distribution		Total
	Prior to Reset	Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$	$	$—	$	$—	$	$
First Target Distribution	above $ up to $		—
Second Target Distribution	above $ up to $		—
Third Target Distribution	above $ up to $		—
Thereafter	above $		—

		$	$—	$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $      . The number of common units to be issued to our general partner upon the reset was calculated by dividing (1) the average of the amounts received by our general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above, or $      , by (2) the average available cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $      .

		Cash	Cash Distributions to General Partner
		Distributions	After Reset
	Quarterly	to Common			2.0%
	Distributions	Unitholders			General	Incentive
	Per Unit	Prior to	Common		Partner	Distribution			Total
	Prior to Reset	Reset	Units		Interest	Rights	Total		Distributions

Minimum Quarterly Distribution	$	$	$		$	$—	$		$
First Target Distribution	above $ up to $	—		—	—	—		—		—
Second Target Distribution	above $ up to $	—		—	—	—		—		—
Third Target Distribution	above $ up to $	—		—	—	—		—		—
Thereafter	above $	—		—	—	—		—		—

		$	$		$	$—	$		$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all common unitholders and subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph assumes that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity interests.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50.0% being paid to the holders of units and 50.0% to our general partner. The percentage interests shown for our general partner include its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit would convert into two subordinated units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may, in the sole discretion of the general partner, be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders, the general partner and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the minimum quarterly distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentage interests set forth above for our general partner include its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for U.S. federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

We were formed in March 2011 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of Oiltanking Predecessor, consisting of the combined financial statements of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. In connection with the closing of this offering, OTA will contribute all of the outstanding equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us. The following table presents summary historical combined financial and operating data of Oiltanking Predecessor and summary pro forma financial data of Oiltanking Partners, L.P. as of the dates and for the periods indicated.

The summary historical combined financial data presented as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 are derived from the unaudited historical combined financial statements of Oiltanking Predecessor, which are not included in this prospectus. The summary historical combined financial data presented as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from the audited historical combined financial statements of Oiltanking Predecessor that are included elsewhere in this prospectus.

The summary pro forma combined financial data presented for the year ended December 31, 2010 are derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Our unaudited pro forma condensed combined financial statements give pro forma effect to:

•	the contribution by OTA of its partnership interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us;

•	the issuance by us to OTA of common units and subordinated units;

•	the issuance by us to our general partner of a 2.0% general partner interest and the incentive distribution rights in us;

•	the issuance by us to the public of common units and the use of the net proceeds from this offering (assuming a price of $ per common unit, the midpoint of the price range set forth on the cover of this prospectus) as described under “Use of Proceeds”;

•	the change in sponsor of a postretirement benefit plan from Oiltanking Houston, L.P. to OTA;

•	the elimination of certain assets not contributed to us;

•	the change in tax status of Oiltanking Houston, L.P. to a non-taxable entity; and

•	the elimination of historical interest expense associated with the repayment of intercompany indebtedness to Oiltanking Finance B.V. in the amount of approximately $125 million from the net proceeds of the offering.

The unaudited pro forma condensed combined balance sheet data assume the events listed above occurred as of December 31, 2010. The unaudited pro forma condensed combined statement of income data for the year ended December 31, 2010 assume the items listed above occurred as of January 1, 2010. We have not given pro forma effect to incremental selling, general and administrative expenses of approximately $3 million that we expect to incur annually as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation.

For a detailed discussion of the summary historical combined financial information contained in the following table, including factors impacting the comparability of information in the table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds,” “Business — Our History and Relationship with Oiltanking GmbH” and the audited historical combined financial statements of Oiltanking Predecessor and our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Among other things, the historical combined and unaudited pro forma condensed combined financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business as it is an important supplemental measure of our performance and liquidity. Adjusted EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain non-cash and non-recurring items. This measure is not calculated or presented in accordance with GAAP. We explain this measure under “— Non-GAAP Financial Measure” and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

						Pro Forma
	Predecessor Historical					Year Ended
	Year Ended December 31,					December 31,
	2006	2007	2008	2009	2010	2010
	(In thousands, except operating information)

Statements of Income Data:
Revenues	$64,209	$68,511	$79,112	$100,840	$116,450	$116,450

Operating costs and expenses:
Operating	20,899	24,898	29,437	29,158	32,415	32,415
Depreciation and amortization	10,318	10,415	12,854	14,191	15,579	15,006
Selling, general and administrative	8,569	9,797	9,709	13,830	15,775	14,510
(Gain) loss on disposal of fixed assets	(331)	161	(4)	96	(339)	(339)
Gain on property casualty indemnification	—	—	—	—	(4,688)	(4,688)
Loss on impairment of assets	—	—	213	155	46	46

Total Operating Costs and Expenses	39,455	45,271	52,209	57,430	58,788	56,950

Operating Income	24,754	23,240	26,903	43,410	57,662	59,500

Other income (expense):
Interest expense	(4,276)	(3,982)	(7,356)	(8,401)	(9,538)	(1,913)
Interest income	943	484	116	98	74	74
Other income (expense)	—	(56)	(912)	491	1,100	1,100

Total Other Expense, Net	(3,333)	(3,554)	(8,152)	(7,812)	(8,364)	(739)

Income Before Income Tax Expense	21,421	19,686	18,751	35,598	49,298	58,761

Income tax expense :
Current	5,900	5,166	3,202	5,579	7,527	191
Deferred	(24)	844	2,964	4,903	3,956	—

Total Income Tax Expense	5,876	6,010	6,166	10,482	11,483	191

Net Income	$15,545	$13,676	$12,585	$25,116	$37,815	$58,570

Balance Sheet Data (at period end):
Property, plant and equipment, less accumulated depreciation	$146,626	$197,084	$248,016	$268,057	$265,616	$259,288
Total Assets	177,586	215,468	274,838	303,500	310,469	303,792
Total Liabilities	124,350	158,633	205,927	213,404	206,420	50,211
Total Partners’ Capital	53,236	56,835	68,911	90,096	104,049	253,581
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$29,905	$30,263	$27,022	$32,253	$60,678
Investing activities	(43,258)	(48,992)	(64,435)	(34,469)	(30,191)
Financing activities	9,143	20,143	39,558	3,243	(27,597)
Other Financial Data:
Adjusted EBITDA(1)	$34,741	$33,816	$39,966	$57,852	$68,260	$69,525
Capital Expenditures:
Maintenance(2)	$1,896	$3,814	$3,534	$1,414	$3,536
Expansion(3)	39,693	57,197	60,934	33,065	7,631

Total	$41,589	$61,011	$64,468	$34,479	$11,167

Operating Data:
Storage capacity, end of period (mmbbls)	11.2	12.4	15.2	16.4	16.8
Storage capacity, average (mmbbls)	10.9	11.7	14.2	15.7	16.8
Terminal throughput (mbpd)	822.2	750.8	695.2	700.6	784.9
Vessels per year	879	828	743	694	799
Barges per year	2,682	2,756	2,481	2,520	2,910

(1)	Adjusted EBITDA is defined in “— Non-GAAP Financial Measure” below.

(2)	Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity.

(3)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base whether through construction or acquisitions.

Non-GAAP Financial Measure

For a discussion of the non-GAAP financial measure Adjusted EBITDA, please read “Summary — Non-GAAP Financial Measure.” The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

						Pro Forma
	Predecessor Historical					Year Ended
	Year Ended December 31,					December 31,
	2006	2007	2008	2009	2010	2010
		(In thousands)

Reconciliation of Adjusted EBITDA to net income:
Net income	$15,545	$13,676	$12,585	$25,116	$37,815	$58,570
Depreciation and amortization expense	10,318	10,415	12,854	14,191	15,579	15,006
Income tax expense	5,876	6,010	6,166	10,482	11,483	191
Interest expense, net	3,333	3,498	7,240	8,303	9,464	1,839
(Gain) loss on disposal of fixed assets	(331)	161	(4)	96	(339)	(339)
Gain on property casualty indemnification	—	—	—	—	(4,688)	(4,688)
Loss on impairment of assets	—	—	213	155	46	46
Other (income) expense	—	56	912	(491)	(1,100)	(1,100)

Adjusted EBITDA	$34,741	$33,816	$39,966	$57,852	$68,260	$69,525

Reconciliation of Adjusted EBITDA to net cash provided by operating activities:
Net cash from operating activities	$29,905	$30,263	$27,022	$32,253	$60,678
Changes in assets and liabilities	(3,751)	(4,436)	3,786	12,956	(7,207)
Deferred income taxes (non-cash)	24	(844)	(2,964)	(4,903)	(3,956)
Postretirement net periodic benefit cost	(646)	(731)	(1,104)	(1,219)	(1,265)
Income tax expense	5,876	6,010	6,166	10,482	11,483
Interest expense, net	3,333	3,498	7,240	8,303	9,464
Other income (excluding unrealized gain/loss on investments)	—	56	(180)	(20)	(937)

Adjusted EBITDA	$34,741	$33,816	$39,966	$57,852	$68,260

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical combined financial statements included elsewhere in this prospectus reflect the combined assets, liabilities and operations of Oiltanking Predecessor, which consists of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. Prior to the closing of this offering, OTA will contribute all of the outstanding equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us. The following discussion analyzes the historical financial condition and results of operations of Oiltanking Predecessor before the impact of pro forma adjustments related to the contribution of our assets by OTA, our entry into a new revolving line of credit prior to the closing of this offering, the completion of this offering and the application of proceeds from this offering. You should read the following discussion of the historical combined financial condition and results of operations in conjunction with the historical financial statements and accompanying notes of Oiltanking Predecessor and the pro forma condensed combined financial statements for Oiltanking Partners, L.P. included elsewhere in this prospectus, which we refer to as our historical financial statements. In addition, this discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. Please read “Forward-Looking Statements.” Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.”

Overview

We are a growth-oriented Delaware limited partnership formed in March 2011 to engage in the terminaling, storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas. Within the energy industry, storage and terminaling services are the critical logistical midstream link between the exploration and production sector and the refining sector. The owner of our general partner is Oiltanking Holding Americas, Inc., a wholly owned subsidiary of Oiltanking GmbH, the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. Oiltanking GmbH intends for us to be its growth vehicle in the United States to acquire, own and operate terminaling, storage and pipeline assets that generate stable cash flows. Our core assets are located along the upper Gulf Coast of the United States on the Houston Ship Channel and in Beaumont, Texas.

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to achieve that objective by anticipating long-term infrastructure needs in the areas we serve and by growing our tank terminal network and pipelines through construction in new markets, the expansion of existing facilities, acquisitions from the Oiltanking Group and strategic acquisitions from third parties.

Houston Terminal

We operate one of the largest third-party crude oil and refined petroleum products terminals on the Houston Ship Channel. Our facility has an aggregate active storage capacity of approximately 12.1 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, marketers, distributors and chemical companies. This capacity includes an additional 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing and expect to place into service within the next 12 months. We expect these two contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service. The principal products handled at our Houston terminal complex are crude oil, the inputs for chemical production (such as naphtha and condensate), which are referred to as chemical feedstocks, liquefied petroleum gas and clean petroleum products, such as gasoline and distillates, with crude oil accounting for approximately 64% of our active storage capacity.

Our storage and distribution network is highly integrated with the greater Houston petrochemical and refining complex. The facility handles products through a number of transportation modes, primarily through proprietary pipelines interconnected to local refineries and production facilities, including Lyondell Chemical Company’s refinery in Houston, PetroBras’s refinery in Pasadena, Texas and ExxonMobil’s refinery in Baytown, Texas, which is the largest refinery in the United States.

Beaumont Terminal

Our Beaumont terminal serves as a regional strategic and trading hub for vacuum gas oil and clean petroleum products for refineries located in the upper Gulf Coast region. Our facility has an aggregate active storage capacity of approximately 5.7 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, distributors, marketers and chemical and petrochemical companies. The principal products handled at our Beaumont terminal complex are clean petroleum products and vacuum gas oil, which accounted for approximately 59% and 40%, respectively, of our active storage capacity as of March 31, 2011.

Our storage and distribution network is highly integrated with the Beaumont/Port Arthur petrochemical and refining complex, and provides our customers with the additional services of mixing, blending, heating and marine vapor recovery. Our Beaumont facility handles products through a number of transportation modes, primarily through third-party pipelines interconnected to local refineries and production facilities, through our own dedicated pipeline system to Huntsman’s chemical production facility in Port Neches, and through third-party crude and refined petroleum products tankers and barges arriving at our deep-water docks, which can accommodate vessels with drafts of up to 40 feet and barges with drafts of up to 12 feet. Our waterfront capabilities currently consist of two ship docks, allowing for vessel sizes up to 130,000 dwt, and one barge dock, allowing for barge sizes up to 20,000 dwt. We have begun construction on a second barge dock that will accommodate barges up to 20,000 dwt with drafts of up to 12 feet. We also own waterfront acreage adjacent to our terminal sufficient to accommodate two additional deep-water docks and a new barge dock. The additional waterfront acreage, if developed, would approximately double our dock capacity.

How We Generate Revenue

Our cash flows are primarily generated by fee-based storage, terminaling and transportation services we perform under multi-year contracts with our customers. We do not take title to any of the products we store or handle on behalf of our customers and, as a result, are not directly exposed to changes in commodity prices. For the year ended December 31, 2010, we generated approximately 75% of our revenues from storage services fees, which our customers pay to reserve storage space in our tanks and to compensate us for handling up to a fixed amount of product volumes, or throughput, at our terminals. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the volume of products that we receive. We generate the remainder of our revenues from (i) throughput fees independent of or incremental to those included as part of our storage services and (ii) ancillary services fees, charged to our storage customers for services such as heating, mixing and blending their products stored in our tanks, transferring their products between our tanks and marine vapor recovery. As of March 31, 2011, 99% of our active storage capacity was under contract, and our customer contracts had a weighted-average life of 6.3 years. In the five year period ended March 31, 2011, our customer retention rate was more than 97%.

Refiners and chemical companies typically use our terminals because their facilities may not have adequate storage capacity or sufficient dock infrastructure or do not meet specialized handling requirements for a particular product. We also provide storage services to marketers and traders that require access to large, strategically located storage. Our combination of geographic location, efficient and well-maintained storage assets, deep-water access and extensive distribution interconnectivity give us the flexibility to meet the evolving demands of our existing customers as well as those of prospective customers seeking terminaling and storage services along the upper Gulf Coast.

As of March 31, 2011, we had firm contracts for 99% of our 16.8 million barrels of storage capacity.

Factors That Impact Our Business

The profitability of our storage business generally is driven by our aggregate active storage capacity, the commercial utilization of our terminal facilities in relation to their capacity, and the prices we receive for our services, which in turn are driven by the demand for the products being shipped through or stored in our facilities. Though the underlying principal of substantially all of our storage agreements is “take or pay” whereby a customer will pay for the tank capacity regardless of operational utilization, our revenues can be affected moderately in the near term by (i) the length of the underlying service contracts and the resulting pricing of the recontracting, (ii) fluctuations in throughput volumes to the extent as to which revenues under the contracts are a function of the amount of product stored or transported, and (iii) a change in the demand for ancillary services such as heating of product or similar extra services. We believe that the high percentage of our earnings derived from fixed storage services fees under multi-year contracts with a diverse portfolio of customers stabilizes our cash flow, and substantially mitigates our exposure to volatility in supply and demand conditions and other market factors. We do not take title to the crude oil or refined petroleum products that we store or handle for our customers, which minimizes our direct exposure to fluctuations in commodity prices.

We believe that key factors that influence our business are (i) the long-term demand for and supply of crude oil and refined petroleum products, (ii) the indirect impact of prices of crude oil and refined petroleum products on such demand and supply, (iii) the needs of our customers together with the competitiveness of our service offerings with respect to price, reliability and flexibility, and (iv) the ability of us and our competitors to capitalize on growth opportunities.

Supply and Demand for Crude Oil and Refined Petroleum Products

Our results of operations are dependent upon the volumes of crude oil and refined petroleum products we have contracted to handle and store and, to a lesser extent, on the actual volumes of crude oil and refined petroleum products we handle and store for our customers. To the extent practicable and economically feasible in light of our strategic plans, we generally attempt to mitigate the risk of reduced volumes and pricing by negotiating contracts with longer terms. However, a structural increase or decrease in the demand for crude oil and refined petroleum products in the areas served by our terminals will have a corresponding effect on (i) the volumes we actually terminal and store and (ii) the volumes we contract to terminal and store if we are not able to extend or replace our existing customer contracts. The production and demand for crude oil and refined petroleum products are driven by many factors, including the price for crude oil.

Prices of Crude Oil and Refined Petroleum Products

Because we do not own any of the crude oil or refined petroleum products that we handle and do not engage in the trading of crude oil or refined petroleum products, we have minimal direct exposure to risks associated with fluctuating commodity prices. These risks do, however, indirectly influence our activities and results of operations over the long term. Petroleum product prices may be contango (future prices higher than current prices) or backwardated (future prices lower than current prices) depending on market expectations for future supply and demand. Our terminaling and storage services benefit most from an increasing price environment, when a premium is placed on storage. In addition, extended periods of depressed or elevated crude oil and refined petroleum products prices can lead producers to increase or decrease production of crude oil and refined petroleum products, which can impact supply and demand dynamics.

Customers and Competition

We provide storage and terminaling services for a broad mix of customers, including major integrated oil companies, marketers, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings. The terminaling and storage markets in which we operate are very competitive, and we compete with other operators of other terminaling facilities on the basis of rates, terms of service, types of service, supply and market access, and flexibility and reliability of service. We continuously monitor the competitive environment, the evolving needs of our customers, current and forecasted market conditions and the competitiveness of our service offerings in order to maintain the proper balance between optimizing near-term earnings and cash flow and positioning the business for sustainable long-term growth.

Organic Growth Opportunities

Regional crude oil and refined petroleum products supply and demand dynamics shift over time, which can lead to rapid and significant increases in demand for terminaling and storage services. At such times, we believe that the terminaling companies that have positioned themselves for organic growth will be at a competitive advantage in capitalizing on the shifting market dynamics. We have designed the infrastructure at our terminals specifically to facilitate future expansion, which we expect to both reduce our overall capital costs per additional barrel of storage capacity and shorten the duration and enhance the predictability of development timelines. Some of the specific infrastructure investments we have made that will facilitate incremental expansion include dock capacity capable of handling various products, spare pipeline infrastructure that allows for additional volumes of product to be handled, easily expandable piping and manifolds to handle additional storage capacity and land that allows us to construct more tank capacity.

Because of this, we believe that compared to our competitors we are better positioned to grow organically in response to changing market conditions.

Factors Impacting the Comparability of Our Financial Results

Our future results of operations may not be comparable to Oiltanking Predecessor’s historical results of operations for the following reasons:

•	We anticipate incurring additional personnel and related costs associated with operating as a publicly traded partnership and incremental external selling, general and administrative expenses of approximately $3 million annually as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. These additional personnel and related costs and incremental external selling, general and administrative expenses are not reflected in our historical or our pro forma combined financial statements.

•	Prior to this offering, we incurred interest expense on term and other borrowings from Oiltanking Finance B.V., a significant portion of which we anticipate will be repaid with proceeds from this offering. In addition, concurrently with the completion of this offering, we anticipate entering into a new $50.0 million revolving line of credit with Oiltanking Finance B.V.

•	The historical combined financial statements of Oiltanking Predecessor include U.S. federal and state income tax expenses that have historically been allocated to us by OTA. Due to our status as a partnership, we will not be subject to U.S. federal income tax and certain state income taxes in the future. However, we will make payments to OTA pursuant to a tax sharing agreement for our share of state and local income and other taxes that are included in combined or consolidated tax returns filed by OTA.

•	Oiltanking Houston, L.P. historically sponsored a non-pension postretirement benefit plan for the employees of all entities owned by OTA. In connection with the offering, the sponsor of the benefit plan will change from Oiltanking Houston, L.P. to OTA and the associated liabilities will be transferred to OTA.

Overview of Our Results of Operations

Our management uses a variety of financial measurements to analyze our performance, including the following key measures:

•	revenues derived from storage services, throughput services and ancillary services;

•	our operating and selling, general and administrative expenses; and

•	our Adjusted EBITDA.

We do not utilize depreciation and amortization expense in our key measures, because we focus our performance management on cash flow generation and our assets have long useful lives. In our period to period comparisons of our revenues and expenses set forth below, we analyze the following revenue and expense components:

Revenues

We characterize our revenues as derived from three different types of fees, as follows:

Storage Services Fees.  Storage services fees are fees our customers pay to reserve storage space in our tanks and to compensate us for receiving an agreed upon average periodic amount of product volume, or throughput, on their behalf. Storage services fees are based on a fixed storage capacity per month plus a per barrel fee based on an assumed fixed periodic throughput for volumes moving through our terminals. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the amount of throughput that we receive.

Throughput Fees.  We generate throughput fees in two different ways. First, our non-storage customers pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation. Secondly, our storage customers pay us throughput fees when we receive volumes of products on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fees. Our non-storage customers are typically not obligated to pay us any throughput fees unless we move volumes of products across our pipelines or docks on their behalf.

Ancillary Services Fees.  We charge ancillary services fees to our customers for providing services such as heating, mixing, and blending our storage customers’ products that are stored in our tanks, transferring our storage customers’ products between our tanks and marine vapor recovery.

Operating Expenses

Our management seeks to maximize the profitability of our operations by effectively managing operating expenses. These expenses are comprised primarily of labor expenses, utility costs, insurance premiums, repairs and maintenance expenses and property taxes. These expenses generally remain relatively stable across broad ranges of activity levels at our terminal facilities, but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and minimize their impact on our cash flow.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily consist of salaries and bonuses, employee benefits, legal and accounting fees and other similar outside services. Following this offering we anticipate incurring additional personnel and related costs associated with operating as a publicly traded partnership and incremental external selling, general and administrative expenses attributable to operating as a publicly traded partnership. These costs consist of expenses associated with SEC compliance, including annual and quarterly reporting, tax return and Schedule K-1 preparation, compliance with Sarbanes-Oxley, listing on the NYSE, engaging attorneys and independent auditors, obtaining incremental director and officer liability insurance and engaging a registrar and transfer agent. We expect these external selling, general and administrative expenses will total approximately $3 million per year. These expenses are not reflected in our historical financial statements.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items. Adjusted EBITDA is not a presentation made in accordance with GAAP.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to GAAP net income or net cash provided by operating activities. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. For a reconciliation of this measure to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary — Non-GAAP Financial Measure.”

Other Items

Depreciation and Amortization.  We do not utilize depreciation and amortization expense in our key measures, because we focus our performance management on cash flow generation and our assets have long useful lives. We calculate depreciation expense using the straight-line method, based on the estimated useful life of each asset.

Loss on Impairment of Assets.  We continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets, including property and equipment, may warrant revision or that the carrying value of these assets may be impaired. During the years ended December 31, 2008, 2009 and 2010, we recorded impairment on assets totaling approximately $0.2 million, $0.2 million and $0.05 million, respectively.

Gain on Property Casualty Indemnification.  In 2008, one of our docks in Beaumont was struck by a vessel owned and operated by a third party. The primary assets impacted included the dock, dock platform, and related unloading equipment. To account for the property casualty damage, we recognized demolition costs as incurred and also wrote off the net book value of the assets that were damaged or destroyed. We offset the book value of all damaged and destroyed assets and demolition costs incurred with indemnity proceeds receivable in the future, according to the provisions of the insurance policies in force. During 2009, the dock reconstruction and replacement was completed and placed in service. We settled our property insurance claim related to the Beaumont dock in late 2010 for an aggregate of $6.0 million in total recoveries, of which $5.0 million was related to physical property damage recoveries and $1.0 million was related to business interruption recoveries. Insurance recoveries aggregating $1.3 million, which were previously deemed probable and reasonably estimable, were recognized to the extent of the related loss in prior periods. The remaining $4.7 million was recognized as a gain in 2010, of which $4.3 million was received in 2010, with the remaining amount received in January 2011. As of December 31, 2010, we had approximately $0.3 million of this unresolved claims pertaining to this incident.

Results of Operations

The following table and discussion is a summary of our combined results of operations for the years ended December 31, 2008, 2009 and 2010.

	December 31
	2008	2009	2010
	(In thousands)

Combined Statements of Income:
Revenues	$79,112	$100,840	$116,450

Operating Costs and Expenses:
Operating	29,437	29,158	32,415
Depreciation and amortization	12,854	14,191	15,579
Selling, general and administrative	9,709	13,830	15,775
(Gain) loss on disposal of fixed assets	(4)	96	(339)
Gain on property casualty indemnification	—	—	(4,688)
Loss on impairment of assets	213	155	46

Total Operating Costs and Expenses	52,209	57,430	58,788

Other income (expense):
Interest expense	(7,356)	(8,401)	(9,538)
Interest income	116	98	74
Other income (expense)	(912)	491	1,100

Total Other Expense, Net	(8,152)	(7,812)	(8,364)

Income before income taxes	18,751	35,598	49,298
Income Tax Expense:
Current	3,202	5,579	7,527
Deferred	2,964	4,903	3,956

Total Income Tax Expense	6,166	10,482	11,483

Net Income	$12,585	$25,116	$37,815

Adjusted EBITDA	$39,966	$57,852	$68,260

(1)	We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain other non-recurring and non-cash items. Adjusted EBITDA is not a presentation made in accordance with GAAP. For a reconciliation of this measure to its directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary — Non-GAAP Financial Measure.”

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table and discussion is a summary of our combined results of operations for the years ended December 31, 2009 and 2010.

	December 31,
	2009	2010	$ Change	% Change
	(In thousands)

Combined Statements of Income:
Revenues	$100,840	$116,450	$15,610	15%

Operating costs and expenses:
Operating	29,158	32,415	3,257	11%
Depreciation and amortization	14,191	15,579	1,388	10%
Selling, general and administrative	13,830	15,775	1,945	14%
(Gain) loss on disposal of fixed assets	96	(339)	(435)	(453)%
Gain on property casualty indemnification	—	(4,688)	(4,688)	—
Loss on impairment of assets	155	46	(109)	(70)%

Total Operating Costs and Expenses	57,430	58,788	1,358	2%

Other income (expense):
Interest expense	(8,401)	(9,538)	(1,137)	14%
Interest income	98	74	(24)	(24)%
Other income	491	1,100	609	124%

Total Other Expense, Net	(7,812)	(8,364)	(552)	7%

Income before income taxes	35,598	49,298	13,700	38%
Income tax expense:
Current	5,579	7,527	1,948	35%
Deferred	4,903	3,956	(947)	(19)%

Total Income Tax Expense	10,482	11,483	1,001	10%

Net Income	$25,116	$37,815	$12,699	51%

Revenues.  Revenues for the year ended December 31, 2010 increased by $15.6 million, or 15%, to $116.5 million from $100.8 million for the year ended December 31, 2009. The increase was primarily attributable to $17.0 million of revenues generated from newly constructed storage tanks and pipelines, and increased throughput volumes, partially offset by a $1.2 million decrease in revenues attributable to steam sold to third parties and decreased revenues received for property easements. The construction of certain storage tanks and pipelines was completed in mid-2009 and the related assets were placed in service. Although the assets began generating revenues in 2009, a full year of revenue was earned during 2010.

Operating Expenses.  Operating expenses for the year ended December 31, 2010 increased by $3.3 million, or 11%, to $32.4 million from $29.2 million for the year ended December 31, 2009. Operating expenses increased as a result of the additional storage tanks placed in service as well as increased throughput. The most significant operating expense increases were related to increased electricity costs of $1.2 million, insurance of $0.5 million, outside services and contract labor of $0.5 million and maintenance of $0.3 million.

Depreciation Expense.  Depreciation expense for the year ended December 31, 2010 increased by $1.4 million, or 10%, to $15.6 million from $14.2 million for the year ended December 31, 2009. The increase was primarily attributable to depreciation on newly constructed storage tanks and pipelines completed and placed in service in mid-2009.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses for the year ended December 31, 2010 increased by $1.9 million, or 14%, to $15.8 million from $13.8 million for the year ended December 31, 2009. The selling, general and administrative expenses increased as a result of expanding our staff to establish the personnel levels necessary to accommodate our long-term growth plans. Specifically, salary costs increased $1.3 million as the result of several new hires and the build out of staff in Regulatory Affairs, Human Resources and Accounting; higher employee medical costs of $0.3 million; and increased usage of contract staffing for Information Technology and Engineering departments of $0.3 million.

Gain on Disposal of Fixed Assets.  During the year ended December 31, 2010, we recognized a gain on the disposal of certain terminal assets that were dismantled and sold for net proceeds of approximately $0.3 million.

Gain on Property Casualty Indemnification.  During the year ended December 31, 2010, we recognized a gain of $4.7 million from proceeds received under an insurance contract relating to damages sustained at a dock facility that was struck by a vessel owned and operated by a third party during 2008.

Interest Expense.  Interest expense for the year ended December 31, 2010 increased by $1.1 million, or 14%, to $9.5 million from $8.4 million for the year ended December 31, 2009. While total interest expense paid on borrowings were generally consistent year over year, interest costs in 2009 were partially offset by the capitalization of interest costs related to construction projects, which were non-recurring in 2010 or not within the criteria for capitalization.

Income Tax Expense.  Income tax expense for the year ended December 31, 2010 increased by $1.0 million, or 10%, to $11.5 million from $10.5 million for the year ended December 31, 2009. This change was primarily attributable to significant increases in revenues discussed above.

Net Income.  Net income for the year ended December 31, 2010 increased by $12.7 million, or 51%, to $37.8 million from $25.1 million for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table and discussion is a summary of our combined results of operations for the years ended December 31, 2008 and 2009.

	December 31,
	2008	2009	$ Change	% Change
	(In thousands)

Combined Statements of Income:
Revenues	$79,112	$100,840	$21,728	27%

Operating costs and expenses:
Operating	29,437	29,158	(279)	(1)%
Depreciation and amortization	12,854	14,191	1,337	10%
Selling, general and administrative	9,709	13,830	4,121	42%
(Gain) loss on disposal of fixed assets	(4)	96	100	2,500%
Loss on impairment of assets	213	155	(58)	(27)%

Total Operating Costs and Expenses	52,209	57,430	5,221	10%

Other income (expense):
Interest expense	(7,356)	(8,401)	(1,045)	14%
Interest income	116	98	(18)	(16)%
Other income (expense)	(912)	491	1,403	154%

Total Other Expense, Net	(8,152)	(7,812)	340	4%

Income before income taxes	18,751	35,598	16,847	90%
Income tax expense:
Current	3,202	5,579	2,377	74%
Deferred	2,964	4,903	1,939	65%

Total Income Tax Expense	6,166	10,482	4,316	70%

Net Income	$12,585	$25,116	$12,531	100%

Revenues.  Revenues for the year ended December 31, 2009 increased by $21.7 million, or 27%, to $100.8 million from $79.1 million for the year ended December 31, 2008. This increase was primarily attributable to increased storage services revenues from newly constructed tanks and pipelines and increased throughput volumes of $22.7 million, offset by a decrease in revenues from steam sold to a third party of $1.7 million. The third party, whose facility is located adjacent to the Houston terminal, had mechanical problems with their own boiler facilities from 2008 through mid-2009 and contracted with us to provide their facility with steam.

Operating Expenses.  Operating expenses were relatively unchanged for the year ended December 31, 2009 compared to the year ended December 31, 2008. Significant changes in individual operating expenses included increases in ad valorem taxes of $1.1 million, operations employee costs of $0.9 million, and contract labor tank painting costs of $0.3 million associated with the newly constructed tanks and pipelines. These increases were offset by a decrease in operating expenses due primarily to lower energy costs of $2.5 million realized during the period.

Depreciation Expense.  Depreciation expense for the year ended December 31, 2009 increased by $1.3 million, or 10%, to $14.2 million from to $12.9 million for the year ended December 31, 2008. The increase in depreciation is attributable to the construction of new storage tanks, pipelines and dock facilities placed into service in mid-2009.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses for the year ended December 31, 2009 increased by $4.1 million, or 42%, to $13.8 million from $9.7 million for the year ended December 31, 2008. Our selling, general and administrative expense increased primarily as the result of an adjustment to increase the deferred compensation liability of $1.6 million and an adjustment to increase our post-retirement plan liability of $0.9 million. Additionally, we incurred costs of $0.4 million associated with implementation of new information technology systems, of $0.3 million associated with temporary administrative and accounting labor and of $0.5 million associated with the expansion of our corporate staff.

Interest Expense.  Interest expense for the year ended December 31, 2009 increased by $1.0 million, or 14%, to $8.4 million from $7.4 million for the year ended December 31, 2008. While overall borrowings increased by $7.0 million from 2008, interest costs in 2008 were partially offset by the capitalization of interest costs related to construction projects, which were non-recurring for 2009 or not within the size or duration criteria for capitalization.

Income Tax Expense.  Income tax expense for the year ended December 31, 2009 increased by $4.3 million, or 70%, to $10.5 million from $6.2 million for the year ended December 31, 2008. This change was primarily attributable to the items discussed above.

Net Income.  Net income for the year ended December 31, 2009 increased by $12.5 million, or 100%, to $25.1 million from $12.6 million for the year ended December 31, 2008. This change is attributable to the increases in net income before taxes due to items discussed above.

Future Trends and Outlook

We expect that our business will continue to be affected by the key trends and factors described below. We base our expectations on assumptions made by us and information currently available to us. To the extent our underlying assumptions about or interpretation of available information prove to be incorrect, our actual results may vary materially from our expected results.

Supply of Crude Oil and Refined Products

As the supplies of crude oil entering the upper Gulf Coast region increase or decrease, or result in a different crude oil supply mix in the region, the volumes of products we handle at our terminals may be affected. In the medium-term, we expect significant new sources of supplies of crude oil in the upper Gulf Coast region due to current and planned third-party pipeline expansion projects including:

•	TransCanada’s Keystone Pipeline, which is expected to transport crude oil from the Alberta oil sands and the Bakken Shale formation to the Gulf Coast region for refining at a rate of up to 900,000 barrels per day within the next two years;

•	Enbridge’s Monarch Pipeline, which is expected to transport crude oil from the Cushing storage interchange in Oklahoma to Houston at a rate of up to 350,000 barrels per day within the next two years;

•	Enterprise Products Partners’ proposed pair of pipelines, which are expected to transport crude oil from the Eagle Ford Shale in south Texas to Houston at a rate of up to 350,000 barrels per day within the next 18 months; and

•	Magellan Midstream Partners’ reversal and conversion of its Longhorn pipeline, which is expected to transport crude oil from El Paso to Houston at a rate of up to 200,000 barrels per day within 18 to 24 months upon approval of the project.

As indicated above, these pipelines are expected to transport additional crude oil volumes from the Canadian oil sands, the Bakken Shale formation in North Dakota and Montana, the Eagle Ford Shale in south Texas as well as other crude oil development and exploitation projects throughout the western and central United States. We believe these supplies will create additional volumes of Gulf Coast crude oil for local refiners necessitating additional storage capacity. We believe that these changes in crude oil supply dynamics could increase demand for our storage services, as our Houston terminal is well positioned to connect to these new supply sources.

In addition to the increases in crude oil supplies from these pipeline projects, we also have received a number of inquiries from merchant trading firms seeking to secure significant storage capacity in order to continue trading operations following the implementation of the Dodd Frank Act. We have made significant investments in real estate and rights-of-ways to increase our storage capacity to handle these volumes.

Entry of Competitors into the Markets in which we Operate

The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which our Houston and Beaumont terminals operate. We believe, however, that significant barriers to entry exist in the crude oil and refined products terminaling and storage business, particularly for marine terminals. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, financing challenges, shortage of personnel with the requisite expertise and the finite number of sites with comparable connectivity suitable for development.

Growth Opportunities

We expect to expand the storage capacity at our current terminal facilities over the near and medium term. In addition, we will selectively pursue strategic asset acquisitions from the Oiltanking Group or third parties that complement our existing asset base or provide attractive potential returns in new areas within our geographic footprint. Our long-term strategy includes operating qualifying income producing assets throughout North America. We believe that we will be well positioned to acquire assets from third parties should such opportunities arise, and identifying and executing acquisitions will be a key part of our strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our cash available for distribution.

Demand for Crude Oil and Refined Products

Crude oil and refined products demand has generally increased in 2010 and thus far in 2011, compared to the recessionary environment in 2008 and 2009. In the near-term, we expect demand for these products to remain stable. Even if demand for crude oil decreases sharply, however, our historical experience during recessionary periods has been that our results of operations are not materially impacted. We believe this is because of several factors, including: (i) we mitigate the risk of reduced volumes and pricing by negotiating contracts with longer terms, and (ii) sharp decreases in demand for crude oil and refined products generally increase the short and medium-term need for storage of those products, as customers search for buyers at appropriate prices.

Liquidity and Capital Resources

Liquidity

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Following completion of this offering, we expect our sources of liquidity to include cash generated by our operations, borrowings under our revolving line of credit and issuances of equity and debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements. Please read “— Liquidity and Capital Resources — Capital Expenditures” for a further discussion of the impact on liquidity.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $      per common unit and subordinated unit per quarter, which equates to $      million per quarter, or $      million per year, based on the number of common and subordinated units and the general partner interest to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Term Borrowings

During 2003, the Oiltanking Group enacted a policy of centrally financing the expansion and growth of its global holdings of terminaling subsidiaries and in 2008, established Oiltanking Finance B.V., a wholly owned finance company located in Amsterdam, The Netherlands. Oiltanking Finance B.V. now serves as the global bank for the Oiltanking Group’s terminal holdings, including ours, and arranges loans and notes at market rates and terms for approved terminal construction projects. We believe that this relationship has historically provided us with access to debt capital on terms that are consistent with or better than what would have been available to us from third parties. We believe this relationship could continue to provide us with access to capital at competitive rates.

As of December 31, 2010 we had the following outstanding notes payable to Oiltanking Finance B.V. (in thousands):

December 31,
2010

5.93% Note due 2014	$12,800
6.81% Note due 2015	11,200
5.96% Note due 2017	12,500
6.63% Note due 2018	2,858
6.63% Note due 2018	15,000
6.88% Note due 2018	6,000
4.90% Note due 2018	24,000
4.90% Note due 2018	24,000
7.59% Note due 2018	4,000
6.78% Note due 2019	8,100
6.35% Note due 2019	12,600
7.45% Note due 2019	7,200
7.02% Note due 2020	8,000

Total debt	148,258
Less current portion	(18,757)

Total long-term debt	$129,501

Total required long-term debt principal repayments of the affiliated debt discussed above for the next five years and thereafter are as follows (in thousands):

Amount

2011	$18,757
2012	18,757
2013	18,757
2014	17,157
2015	14,357
Thereafter	60,473

Total	$148,258

Effective December 15, 2010, we entered into an additional agreement with Oiltanking Finance B.V., which provides for a maximum borrowing of $24 million, is payable in semi-annual installments of $1.2 million, plus accrued interest, through December 15, 2021. The borrowings bear interest at the ten-year USD swap rate plus 2.5% per annum (3.52% at December 31, 2010). No borrowings have been made under this agreement. We expect that we will terminate this agreement, without penalty, in connection with the completion of this offering and our entry into the expected revolving line of credit with Oiltanking Finance B.V.

Upon the completion of this offering, we intend to use a portion of the proceeds to repay approximately $125 million in borrowings from Oiltanking Finance B.V., with the following notes payable remaining outstanding (in thousands):

Notes	Amount

6.78% Note due 2019	$8,100
7.45% Note due 2019	7,200
7.02% Note due 2020	8,000

Total debt	$23,300

We intend to use a portion of the net proceeds of this offering to reimburse Oiltanking Finance B.V. for approximately $   million of fees incurred in connection with our repayment of such indebtedness.

Certain of the debt agreements with Oiltanking Finance B.V. contain loan covenants that require us to maintain certain debt, leverage, and equity ratios and prohibit us from pledging our assets to third parties or incurring any indebtedness other than from Oiltanking Finance B.V. Specifically, the debt agreements require us to maintain (i) a Stockholders’ Equity Ratio (stockholders’ equity to non-current assets) of 30% or greater; (ii) a Debt Service Coverage Ratio (EBITDA to total debt service for such period) of 1.2 or greater; and (iii) a Leverage Ratio (liabilities for borrowings, derivative instruments and capital leases, net of subordinated loans and cash and cash equivalents, to EBITDA) of 3.75 or less. Concurrently with the completion of this offering, we expect to enter into a new $50.0 million revolving line of credit with Oiltanking Finance B.V., which we expect will contain restrictions similar to the restrictions described in this paragraph.

Revolving Line of Credit

Concurrently with the closing of this offering, we intend to enter into a two-year, $50.0 million revolving line of credit with Oiltanking Finance B.V. The revolving line of credit will be available to fund working capital and to finance acquisitions and other expansion capital expenditures. The revolving credit committed amount may be increased by $75.0 million up to a total commitment of $125.0 million with the approval of Oiltanking Finance B.V. Borrowings under the revolving line of credit are expected to bear interest at LIBOR plus a margin of 2.00% and any unused portion of the revolving line of credit will be subject to a commitment fee of 0.50% per annum. We will pay an arrangement fee of $250,000 in connection with entering into the revolving line of credit. The maturity date of the revolving line of credit is expected to be June 30, 2013.

Potential OTA Financial Support

OTA and other members of the Oiltanking Group may elect, but are not obligated, to provide financial support to us under certain circumstances, such as in connection with an acquisition or expansion capital project. Our partnership agreement contains provisions designed to facilitate the Oiltanking Group’s ability to provide us with financial support while reducing concerns regarding conflicts of interest by defining certain potential financing transactions between OTA and other members of the Oiltanking Group, including Oiltanking Finance B.V., on the one hand, and us, on the other hand, as fair to our unitholders. In that regard, the following forms of potential Oiltanking Group financial support will be deemed fair to our unitholders, and will not constitute a breach of any fiduciary or other duty owed to us by our general partner, if consummated on terms no less favorable than described below:

•	our issuance of common units to OTA or any of its affiliates at a price per common unit of no less than 95% of the trailing 10-day average closing price per common unit;

•	our borrowing of funds from OTA or any of its affiliates on terms that include a tenor of at least one year and no longer than ten years and a fixed rate of interest that is no more than 200 basis points higher than the corresponding base rate, which is LIBOR for one year maturities and the USD swap rate for maturities of greater than one year and up to ten years; and

•	OTA and its affiliates may provide us or any of our subsidiaries with guaranties or trade credit support to support the ongoing operations of us or our subsidiaries; provided, that (i) the pricing of any such guaranties or trade credit support is no more than 100 basis points per annum and (ii) any such guaranties or trade credit support are limited to ordinary course obligations of us or our subsidiaries and do not extend to indebtedness for borrowed money or other obligations that could be characterized as debt.

We have no obligation to seek financing or support from OTA or any other member of the Oiltanking Group on the terms described above or to accept such financing or support if it is offered to us. In addition, neither OTA nor any other member of the Oiltanking Group will have any obligation to provide financial support under these or any other circumstances. The existence of these provisions will not preclude other forms of financial support from OTA or any other member of the Oiltanking Group, including financial support on significantly less favorable terms under circumstances in which such support appears to be in our best interests.

In addition, following the completion of our issuance of units in connection with an underwritten public offering, direct placement and/or private offering of common units, we may make a reasonably prompt redemption of a number of common units owned by OTA or its affiliates that is no greater than the aggregate number of common units issued to OTA or its affiliates pursuant to the provisions summarized in the first bullet above (taking into account any prior redemption pursuant to the provisions summarized in this paragraph) at a price per common unit that is no greater than the price per common unit paid by the investors in such offering or placement, as applicable, less underwriting discounts and commissions or placement fees, if any. As with the transactions described in the bullets above, any such redemptions will be deemed fair to our unitholders and will not constitute a breach of any duty owed to us by our general partner.

Cash Flows

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2009 and 2010 were as follows:

	December 31,
	2009	2010	$ Change	% Change
	(In thousands)

Net cash provided by operating activities	$32,253	$60,678	$28,425	88%
Net cash used in investing activities	(34,469)	(30,191)	4,278	12%
Net cash provided by (used in) financing activities	3,243	(27,597)	(30,840)	(951)%

Cash Flows From Operating Activities.  Cash flows from operating activities for the year ended December 31, 2010 increased by $28.4 million, or 88%, to $60.7 million from $32.3 million for the year ended December 31, 2009. The increase was primarily attributable to an increase in storage and terminaling revenues associated with the expansion of our Houston facilities.

Cash Flows Used in Investing Activities.  Cash flows used in investing activities for the year ended December 31, 2010 decreased by $4.3 million, or 12%, to $30.2 million from $34.5 million for the year ended December 31, 2009. The decrease was primarily attributable to the completion of expansion capital projects that increased our storage capacity at our Houston facilities.

Cash Flows Provided by (Used in) Financing Activities.  Cash flows used in financing activities for the year ended December 31, 2010 increased by $30.8 million, or 951%, to $27.6 million from $3.2 million provided by financing activities for the year ended December 31, 2009. The increase was primarily attributable to a significant increase in dividends made to our parent company and the scheduled repayments of debt to Oiltanking Finance B.V.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2008 and 2009 were as follows:

	December 31,
	2008	2009	$ Change	% Change
	(In thousands)

Net cash provided by operating activities	$27,022	$32,253	$5,231	19%
Net cash used in investing activities	(64,435)	(34,469)	(29,966)	(47)%
Net cash provided by financing activities	39,558	3,243	(36,315)	(92)%

Cash Flows Provided by Operating Activities.  Cash flows from operating activities for the year ended December 31, 2009 increased by $5.2 million, or 19%, to $32.3 million from $27.0 million for the year ended December 31, 2008. The increase was primarily attributable to increased revenues attributable to the construction of new storage tanks, pipeline and a ship dock completed and placed into service in mid-2009.

Cash Flows Used in Investing Activities.  Cash flows used in investing activities for the year ended December 31, 2009 decreased by $30.0 million, or 47%, to $34.5 million from $64.4 million for the year ended December 31, 2008. The decrease was primarily attributable to the completion of expansion capital projects that increased our storage capacity at our Houston facilities.

Cash Flows Provided by Financing Activities.  Cash flows provided by financing activities for the year ended December 31, 2009 decreased by $36.3 million, or 92%, to $3.2 million from $39.6 million for the year ended December 31, 2008. The decrease primarily was attributable to an increase in cash distributions made to our parent company and a reduction in borrowings for the period.

Contractual Obligations

We have contractual obligations that are required to be settled in cash. Our contractual obligations as of December 31, 2010 were as follows:

	Payments Due by Period
		Less than 1			More than
	Total	Year	1-3 Years	4-5 Years	5 Years
	(In thousands)

Long-term debt obligations	$148,258	$18,757	$37,514	$31,514	$60,473
Interest payments	41,886	8,684	14,234	9,814	9,154
Operating lease obligations	14,400	600	1,200	1,200	11,400

Total	$204,544	$28,041	$52,948	$42,528	$81,027

Capital Expenditures

Our operations are capital intensive, requiring investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures include expenditures required to maintain equipment reliability, tankage, and pipeline integrity and safety and to address environmental regulations. Expansion capital expenditures include expenditures to acquire assets and expand existing facilities that increase throughput capacity in our terminals or increase storage capacity at our storage facilities. For the years ended December 31, 2008, 2009 and 2010, Oiltanking Predecessor incurred a total of $3.5 million, $1.4 million and $3.5 million, respectively, in maintenance capital expenditures and expended $60.9 million, $33.1 million and $7.6 million, respectively, for expansion capital expenditures. Our predecessor’s capital funding requirements were funded by loans from Oiltanking Finance B.V.

We have estimated maintenance capital expenditures of approximately $5.0 million and expansion capital expenditures of approximately $40.4 million for the year ended March 31, 2012. We anticipate that estimated maintenance capital expenditures and expansion capital expenditures will be funded primarily with cash from operations and with borrowings under our revolving line of credit. Consistent with our disciplined financial approach, in the long-term, we generally intend to fund the capital required for expansion projects and acquisitions through a balanced combination of equity and debt capital.

Recent Economic and Market Trends Impacting Our Liquidity

During 2008 and the beginning of 2009, worldwide financial markets were extremely volatile and the economy weakened considerably. While financial markets have since stabilized significantly and become increasingly favorable for capital formation through the first several months of 2011, we will not be unaffected by challenging economic and capital markets conditions if market conditions deteriorate or the worldwide recovery does not continue or continues at a slower rate. In particular, while we believe that cash flow in excess of distributions as well as borrowings under our revolving line of credit will enable us to fund our planned expansion activities for the next several years, funding of additional expansion activities or acquisitions may require us to access additional capital resources, which we intend to fund with a balanced combination of equity and debt capital. Although we believe that equity and debt markets will be available to us on reasonable terms based on current market conditions, there can be no assurance that future market conditions will permit us to access capital to fund future acquisition and expansion activities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon each of the respective combined financial statements of Oiltanking Predecessor, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We and our predecessor base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the combined financial statements.

Upon the closing of this offering, the combined historical financial statements of Oiltanking Predecessor will become the historical financial statements of Oiltanking Partners, L.P. Consequently, the critical accounting policies and estimates of our predecessor will become our critical accounting policies and estimates. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements. Please read Note 2 to the Oiltanking Predecessor audited historical financial statements included elsewhere in this prospectus, for a discussion of additional accounting policies, estimates and judgments made by its management

Depreciation.  We calculate depreciation expense using the straight-line method, based on the estimated useful life of each asset. We assign asset lives based on reasonable estimates when an asset is placed into service. We periodically evaluate the estimated useful lives of our property, plant and equipment and revise our estimates. The determination of an asset’s estimated useful life takes a number of factors into consideration, including technological change, normal depreciation and actual physical usage. If any of these assumptions subsequently change, the estimated useful life of the asset could change and result in an increase or decrease in depreciation expense. Subsequent events could cause us to change our estimates, which would impact the future calculation of depreciation expense.

Impairment of Long-Lived Assets.  In accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we continually evaluate whether events or circumstances have occurred that indicate the carrying value of our long-lived assets, including property and equipment, may be impaired. In determining whether the carrying value of our long-lived assets is impaired, we make a number of subjective assumptions including, whether there is an indication of impairment and the extent of any such impairment.

Factors we consider as indicators of impairment may include, but are not limited to, our assessment of the market value of the asset, operating or cash flow losses and any significant change in the asset’s physical condition or use.

We evaluate the potential impairment of long-lived assets by comparison of estimated undiscounted cash flows for the related asset to the asset’s carrying value. Impairment is indicated when the estimated undiscounted cash flows to be generated by the asset are less than the asset’s carrying value. If the long-lived asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, calculated using a discounted future cash flow analysis.

These future cash flow estimates (both undiscounted and discounted) are based on historical results, adjusted to reflect our best estimate of future market and operating conditions. Uncertainty associated with these cash flow estimates include assumptions regarding demand for the crude oil, refined petroleum products and liquified petroleum gas that we transport, store and distribute, volatility and pricing crude oil and its impact on refined products prices, the level of domestic oil and gas production, discount rates (for discounted cash flows) and potential future sources of cash flows.

Although the resolution of these uncertainties historically has not had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts. During the years ended December 31, 2008, 2009 and 2010, we recorded impairment on assets totalling approximately $0.2 million, $0.2 million, and $0.05 million, respectively.

Environmental and Other Contingent Liabilities.  Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration, environmental remediation, cleanup or other obligations are either known or considered probable and can be reasonably estimated. At December 2009 and 2010, we had no accruals for environmental obligations.

Accruals for contingent liabilities are recorded when our assessment indicates that it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. Such accruals may include estimates and are based on all known facts at the time and our assessment of the ultimate outcome. Our estimates for contingent liability accruals are increased or decreased as additional information is obtained or resolution is achieved. Presently, there are no material accruals in these areas. Although the resolution of these uncertainties historically has not had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts.

Among the many uncertainties that impact our estimates of environmental and other contingent liabilities are the potential involvement in lawsuits, administrative proceedings and governmental investigations, including environmental, regulatory and other matters, as well as the uncertainties that exist in operating our storage facilities, associated pipeline systems, and related facilities. Our insurance does not cover every potential risk associated with operating our storage facility, pipeline system, and related facilities, including the potential loss of significant revenues. We believe we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, we may not be able to maintain adequate insurance in the future at rates we consider reasonable.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We do not take title to the crude oil, refined petroleum products and liquified petroleum gas that we handle and store, and therefore, we have minimal direct exposure to risks associated with fluctuating commodity prices. We do not intend to hedge our indirect exposure to commodity risk.

We will have exposure to changes in interest rates on our indebtedness associated with our expected revolving line of credit, but for the year ended December 31, 2010, we did not have any variable rate indebtedness. We may use certain derivative instruments to hedge our exposure to variable interest rates in the future, but we do not currently have in place any hedges or forward contracts.

Seasonality

The crude oil, refined petroleum product and liquified petroleum gas throughput in our terminals is directly affected by the level of supply and demand for crude oil, refined petroleum products and liquified petroleum gas in the markets served directly or indirectly by our assets, which can fluctuate seasonally, particularly due to seasonal shutdowns of refineries during the spring months. However, many effects of seasonality on our revenues will be substantially mitigated, as the significant majority of our revenues are generated through fixed monthly fees for storage services under multi-year contracts.

INDEPENDENT STORAGE INDUSTRY OVERVIEW

Independent storage providers play a vital role in the business of oil products and chemicals, in both liquid and gas form. They are a critical logistic midstream link between the upstream (exploration and production) and the downstream (refining and marketing) segments of the oil and chemical industry. In the independent storage business, a truly independent operator does not receive title to the product stored and handled, nor do the customers it serves own or control its facilities. Instead, an independent operator generally serves unrelated third-party customers.

Over the last three decades, the liquid storage business has evolved from its beginnings as a component of an integrated production process, into a mature, stand-alone operation. When the Oiltanking Group began its North American business in 1974, the independent terminaling business was fragmented, with only a few large players, while major energy and chemical companies owned and operated extensive tank terminal networks for their own needs. While the independent storage business still includes many small and local private companies that often own just a single terminal, some large well-financed public and private companies, like us, have emerged and positioned themselves as market leaders through acquisitions, expansions and new constructions. The Oiltanking Group is the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases, and one of only a handful of global independent terminal operators.

Overview

The independent crude oil and refined products storage industry helps address a fundamental imbalance in the energy industry: crude oil and refined products are produced in different locations and at different times than they are ultimately consumed. In the United States, the consumption of crude oil exceeds the domestic production of crude oil, necessitating the import of crude oil from other countries. In addition, while the significant majority of petroleum end products consumed in the United States are refined domestically, the United States also imports petroleum products including gasoline, diesel fuel, heating oil, jet fuel, chemical feedstocks, and asphalt. Altogether, net imports of crude oil and petroleum products (imports minus exports) accounted for 51% of total domestic petroleum consumption in 2009 according to the Energy Information Administration, or EIA. Within the United States there are also geographical imbalances, as a substantial majority of the petroleum refining that occurs in the United States east of the Rocky Mountains is concentrated in the Gulf Coast region, particularly Louisiana and Texas, which account for more than 50% of all refining capacity in the United States according to the EIA. At the same time, both crude oil production and petroleum product consumption is distributed more evenly across the country.

Terminal facilities, which are typically located near refineries, serve as a hub connecting both crude oil supplies from disparate regions to the refiners and chemical companies that will process them, and refined products produced by those refiners and chemical companies to their ultimate end markets. Terminal facilities consisting of storage tanks provide short- and long-term storage services. By doing so, they provide their customers with an essential reliability cushion against unexpected disruptions in supply, transportation and markets while at the same time allowing for warehousing of crude oil and refined products to satisfy a customer’s expected increases in demand or capitalize on a customer’s expected increase in price. The value of a storage asset is a function of its proximity and interconnectivity to major ports, refineries, trading hubs and end users.

The diagram below illustrates the position and function of the independent terminaling and storage industry within the crude oil and refined products market chain.

Terminaling Industry’s Role in Crude Oil and Petroleum Products Supply Chain

A brief overview of the midstream and downstream segments of the energy industry that are connected through crude oil and refined products terminals follows.

•	Transportation of Crude Oil and Chemical Feedstocks. There are two modes of transportation for inter-regional trade: tankers and pipelines. Tankers have made intercontinental transport of oil and petrochemical feedstocks possible, and they are low cost, efficient, and extremely flexible. Pipelines, on the other hand, are the mode of choice for transcontinental oil and chemical feedstock movements, and are the primary mode of transportation for crude oil and petrochemical feedstocks in the United States. Both tankers and pipelines play a critical role in moving crude and petrochemical feedstocks to refineries where it is refined into usable products. Our Houston terminal is an essential facility for the importing of crude oil and petrochemical feedstocks for several refineries and processors.

•	Refining. Refineries in the Gulf Coast region and elsewhere convert crude oil into light-refined products and heavy-refined products. Light refined products include gasoline, diesel fuels, heating oils and jet fuels. Heavy refined products include residual fuel oils and asphalt. Refined products of specific grade and characteristics are substantially identical in composition from one refinery to another and are referred to as being “fungible.” The refined products initially are stored at the refineries’ own terminal facilities. Then, refineries schedule for delivery some of their refined product output to satisfy retail delivery obligations, for example, at branded gasoline stations, and allocate the remainder of their refined product output to independent marketing and distribution companies or traders for resale.

•	Transportation of Refined Products. Before an independent distribution and marketing company distributes refined petroleum products in the wholesale markets, it must first schedule the product for shipment by tankers or barges or on common carrier pipelines to a terminal. Refined product is often transported by tanker or barge to and from marine terminals, such as our Houston and Beaumont terminals. Because there are economies of scale in transporting products by vessel, marine terminals with large storage capacities for various commodities have the ability to offer their customers lower per-barrel freight costs than do terminals with smaller storage capacities. Refined product is also transported inland and to marine terminals by common carrier pipelines.

Many major energy and chemical companies own and operate terminal storage facilities to help integrate their upstream or downstream energy assets into the larger marketplace. Although such terminals often have the same basic capabilities as terminals owned by independent commercial operators, they generally do not provide storage to third parties nor do they typically have the flexible infrastructure and business approach required to do so. Moreover, oil companies are increasing their focus on capital intensive, upstream activities that generate riskier and higher returns on investment at the expense of the midstream activities, including tank storage and shipping. To reduce their capital employed in such midstream activities and to simultaneously capitalize on the safe and efficient operations of independent terminal operators, oil companies increasingly sell terminal assets against long-term storage contracts. Similar developments exist in the chemicals business where logistic services often are regarded as essential but “non-core.” Consequently, there is a trend to outsource logistics services, which we believe will result in independent terminaling and storage providers accounting for an increasing percentage of the total terminaling and storage market. We believe that independent providers with a large network and economies of scale have and will continue to benefit disproportionately from theses trends.

While some major energy and chemical companies still own their own storage facilities, they are also significant customers of independent terminal operators and may have a strong demand for independent terminals, due to their efficient operations and tailor made services. Major energy and chemical companies also frequently have a need for storage when specialized handling is required or when independent terminals have more cost effective locations near key transportation links such as deep-water ports. We believe that, by satisfying the needs of our customers, we have become one of the preferred tank storage providers in the Gulf Coast region.

Terminal Services

Terminal operators, like the partnership, offer a variety of services to their customers, which include refiners, producers, distributors and traders. Some of the services typically provided by terminal operators include, among other things:

•	receipt of product by vessels, tank barges, rail tank cars, road tank trucks and pipelines;

•	storage of product (quantity and quality control);

•	inventory management;

•	redelivery of product via vessels, tank barges, rail tank cars, road tank trucks and pipelines;

•	blending, mixing, and additivating;

•	treatment of product, such as butanizing;

•	administrative services, such as order processing and invoicing;

•	customs service, such as coordinating obligations related to import duties and VAT; and

•	complementary services, such as surveying.

Gulf Coast Industry Overview

The Gulf Coast region, where our Houston and Beaumont terminals are located, is the most critical region to the domestic refining industry. According to the EIA, the Gulf Coast is by far the leader in refinery capacity, with more than twice the crude oil distillation capacity as any other region in the United States. The difference is even greater for downstream processing capacity, because the Gulf Coast has the highest concentration of sophisticated facilities in the world. Refined product from the Gulf Coast is shipped to both the East Coast (supplying more than half of the region’s needs for light products like gasoline, heating oil, diesel and jet fuel) and to the Midwest (supplying more than 20% of the region’s light product consumption).

The primary feedstock that is imported through the Gulf Coast is crude oil, including heavy crudes from Mexico and Venezuela, long-haul crudes from West Africa, the Middle East and Russia, and light and heavy crudes from Brazil. The majority of these Gulf Coast refiners have invested significantly in heavy crude processing over the past years to take advantage of the lower cost heavy crudes as a primary feedstock. Whether these feedstocks are imported via waterborne cargoes or delivered via pipeline from new production fields, terminaling facilities will continue to be utilized by these refiners as a critical part of their off-site storage and re-delivery to their facilities. Also, with more domestic production coming on-line and the planning and construction of new pipeline projects to deliver crude oil to the Gulf Coast region as discussed under “Business — Our Business and Properties,” we believe there will be more crude oil storage expansions along the Gulf Coast to provide storage of crude oil for processing or re-distribution to other refining markets.

Barriers to Entry

There are significant barriers to entry into the terminaling and storage business. Some of the primary barriers to entry include:

•	the high costs of developing and constructing infrastructure, including the costs of establishing interconnects with other terminals and refining and processing plants;

•	the extended length of time and risk involved in permitting and developing new projects and placing them into service, which can extend over a multi-year period depending on the type of facility, location, permitting issues and other factors;

•	the magnitude and uncertainty of capital costs, length of the permitting and development cycle and scheduling uncertainties associated with terminal development projects present significant project financing challenges, which could be exacerbated by any tightening of the global credit markets;

•	limited waterfront real estate that possesses requisite characteristics, such as proximity to pipelines, refineries, processing plants and major deep-water ports, as well as operational flexibility; and

•	the specialized expertise required to acquire, develop and operate storage facilities, which makes it difficult to hire and retain qualified management and operational teams.

Parameters of Competition

Independent terminal operators compete based on terminal location and versatility as well as quality of service and price.

Location

Location is a critical factor in the independent storage business; favorably-located terminals are in higher demand and command much higher storage fees. Ideally positioned terminals have two-way access to multiple cost-effective transportation modes such as waterways, railroads, roadways and pipelines. Terminals located near deep-water port facilities are referred to as “deep-water terminals,” and terminals without such facilities are referred to as “inland terminals.” Some of the inland facilities are served by barges on navigable waterways. Favorable locations are also typically near major hubs such as Houston, where the partnership has a significant presence.

Versatility

Terminal versatility is a function of the operator’s ability to offer safe storage for a diverse group of products with complex handling requirements. Terminals that are more versatile can sell their services at higher prices and penetrate a broader range of customers.

Service

Providing high quality of service is key for an operator to distinguish itself and maintain long-term customer relationships. Key areas of service differentiation for an operator include its ability to offer clients tailor-made solutions and its operating standards. An operator’s logistics capabilities are equally important, enabling optimal flexibility to liquids and gases in the most cost efficient manner. Given the high value of the product being stored, service reliability is a key competitive advantage.

Price

Significant barriers to entry into the terminaling and storage industry reduce pricing pressure from new entrants. Customers are also attracted to operators, like the partnership, that can provide stable pricing over long contract periods. These term contract storage prices are typically inflation-linked with annual or periodic resets.

Customers

The types of customers relying on independent tank storage include the following:

•	Refiners and Producers. Oil refiners and producers that typically store feedstocks inbound to their refineries and outbound refined products. A large number of the major integrated oil companies fit this profile.

•	Chemical Producers. Chemical producers that require storage of feedstocks as well as of other bulk, intermediate, and specialty liquid products. Their storage demand may be dependent not only on price and quality, but also can be influenced by then supply-chain management capabilities.

•	Distributors. Customers that store finished petroleum or chemical products for eventual distribution to the end consumer.

•	Traders. Trading customers that tend to store oil or chemical products for speculative and wholesale purposes.

We believe customer loyalty in the terminaling industry is strong because terminal and storage facilities serve as an important part of their supply chain and that their costs associated with arranging for alternative terminaling or storage would be substantial. Contracts for storage services generally provide for a fixed fee based on the volume of storage provided or reserved for the customer, or incremental fees based on the throughput of product passing through the terminal.

Market Developments

Within the last decade, the international storage market has experienced an extended period of strong demand and steady growth, particularly in the global hub locations of North America, Europe and Singapore, as well as in the rising economies of Asia. This strong demand is fuelled by the parameters described below.

Global Supply and Demand Imbalances

With regard to both crude oil and clean petroleum products, consumption is rising in regions with fewer resources, driving an increase in worldwide tanker movements towards these countries. This development has resulted in significant investments being made for marine handling, storage, and blending infrastructure. While refiners typically have some flexibility to produce multiple or varying products, many do not produce the entire range of clean petroleum products. Consequently, the strong demand for gasoline in the United States has for many years resulted in a diesel surplus, leading to greater diesel exports and gasoline imports. However, most recently, global diesel demand has influenced refining margins. Particularly in Europe and Asia, diesel is in high demand, leading to a surplus of gasoline in these regions. It is these imbalances that combined with rising oil demand make storage so important.

Imbalances of Qualities

Crude oil and diesel are differentiated, with each petroleum product having unique chemical and physical properties (i.e. sulfur content, vapor pressure, specific gravity, oxygen content, octane or cetane number, cold properties, etc). Many countries and regions have different norms and specifications, depending on climate and environmental policies. This inconsistency means that often certain gasoline and diesel fractions do not meet local specifications and need to be exported or blended with imported components. This again leads to higher storage demand and the need for additional logistic infrastructure such as tanks. With tightening environmental norms in certain regions and the introduction of bio fuels as a blending component, we expect this trend to increase.

Oil Price Levels, Volatility, and Basis

While spot oil prices do not impact the oil and refined products storage industry directly, they can and do impact the industry’s customer base and influence their interaction with operators such as us. Higher prices lead to higher utilization of credit lines and increased inventory costs. As this is a constraint for users of storage terminals, it makes it necessary to manage the customer and contract portfolio well. In some ways, higher product prices also make customers less price sensitive, as storage costs then represent a lower share of refining costs.

Oil price volatility has increased sharply over the past years, making prudent price hedging and a proximity to the market places imperative for both oil traders and refiners. As a result, it is particularly important in the hub regions that physical oil storage is available to customers as otherwise the time to market may prevent capturing profit opportunities.

Demand for storage is also impacted by pricing basis, defined as the differential between spot (or near term) and futures oil prices. A market contango (futures prices exceeding spot) that persisted through the first couple of months of 2011 has increased the demand for storage from both market participants and speculators looking to take advantage of this phenomenon. This development has increased recent spot prices for storage significantly.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed in March 2011 to engage in the terminaling, storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas. Within the energy industry, storage and terminaling services are the critical logistical midstream link between the exploration and production sector and the refining sector. The owner of our general partner is Oiltanking Holding Americas, Inc., a wholly owned subsidiary of Oiltanking GmbH, the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. Oiltanking GmbH intends for us to be its growth vehicle in the United States to acquire, own and operate terminaling, storage and pipeline assets that generate stable cash flows. Our core assets are located along the upper Gulf Coast of the United States on the Houston Ship Channel and in Beaumont, Texas.

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to achieve that objective by anticipating long-term infrastructure needs in the areas we serve and by growing our tank terminal network and pipelines through construction in new markets, the expansion of existing facilities, acquisitions from the Oiltanking Group and strategic acquisitions from third parties.

Initially, we will pay our common unitholders distributions of $      per common unit per quarter, or $      per common unit annually, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of fees and expenses, including reimbursements to our general partner and its affiliates, before we pay any distributions to our subordinated unitholders.

Our cash flows are primarily generated by fee-based storage, terminaling and transportation services that we perform under multi-year contracts with our customers. We do not take title to any of the products we store or handle on behalf of our customers and, as a result, are not directly exposed to changes in commodity prices. For the year ended December 31, 2010, we generated approximately 75% of our revenues from storage services fees, which our customers pay to reserve storage space in our tanks and to compensate us for handling up to a fixed amount of product volumes, or throughput, at our terminals. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the volume of products that we receive. We generate the remainder of our revenues from (i) throughput fees independent of or incremental to those included as part of our storage services, and (ii) ancillary services fees, charged to our storage customers for services such as heating, mixing and blending their products stored in our tanks, transferring their products between our tanks and marine vapor recovery. As of March 31, 2011, 99% of our active storage capacity was under contract, and our customer contracts had a weighted-average life of 6.3 years. In the five year period ended March 31, 2011, our customer retention rate was more than 97%.

Our Business and Properties

Our terminal assets are strategically located along the upper Gulf Coast of the United States. Our Houston and Beaumont terminals provide deep-water access and significant interconnectivity to refineries, chemical and petrochemical companies, common carrier and dedicated pipelines and production facilities and have international marketing and distribution capabilities. Our facilities are directly connected to 18 refineries, storage and production facilities along the upper Gulf Coast area through dedicated pipelines, and, through both dedicated and common carrier pipelines, to end markets along the Gulf Coast and to the Cushing storage interchange in Oklahoma. Certain of our facilities were designed and constructed specifically for our customers’ needs. These dedicated assets as well as our substantial connectivity combine to make us an important part of many of our customers’ supply chains, and we believe that their costs associated with arranging for alternative terminaling or storage would be substantial.

Refiners and chemical companies typically use our terminals because their facilities may not have adequate storage capacity or sufficient dock infrastructure or do not meet specialized handling requirements for a particular product. We also provide storage services to marketers and traders that require access to large, strategically located storage capacity. Our combination of geographic location, efficient and well-maintained storage assets, deep-water access and extensive distribution interconnectivity give us the flexibility to meet the evolving demands of our existing customers as well as those of prospective customers seeking terminaling and storage services along the upper Gulf Coast.

Our primary assets are our terminal facilities and related infrastructure at our Houston and Beaumont terminals, information with regard to which is set forth below as of March 31, 2011:

	Active	Existing		% of Active
	Storage	Expansion		Storage	Weighted-
	Capacity	Capacity	No. of	Capacity	Average	Composition of
	(shell	(shell	Active	under	Contract Life	Contracted Storage	Supply	Delivery
Location	mmbbls)	mmbbls)	Tanks	Contract	(years)(1)	Capacity	Modes	Modes

Houston	12.1 (2)	7.0 (3)	60	99.8%	7.1	64% crude oil, 26% heavy petrochemical feedstocks, 7% clean petroleum products, 3% fuel oil	Vessel, Barge, Pipeline	Vessel, Barge, Pipeline, Railcars, Tank Trucks
Beaumont	5.7	5.4 (4)	74	97.4%	4.4	59% clean petroleum products, 40% vacuum gas oil, 1% fuel oil	Vessel, Barge, Pipeline	Vessel, Barge, Pipeline

Total	17.8 (2)	12.4	134	99.0%	6.3

(1)	Weighted based upon 2010 fiscal year revenues.

(2)	Includes 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing and expect to place into service in the next 12 months. We expect these contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service.

(3)	Includes storage capacity that can be constructed on 63 acres we currently hold under a long-term lease expiring in 2035. We have an option to acquire this acreage prior to December 2020 for a price of $6.0 million to $6.7 million.

(4)	Does not include more than 20.0 million barrels of additional storage capacity which we have sufficient acreage to construct on the remote side of our terminal complex with pipeline connections to our waterfront, to the extent that we identify sufficient demand to do so.

In addition to our existing business and operations, we believe that current and planned expansion projects of other companies will, if completed as planned, allow us to take advantage of the service needs for significant new crude oil supplies expected to enter the upper Gulf Coast through a number of announced pipeline projects:

•	TransCanada’s Keystone Pipeline, which is expected to transport crude oil from the Alberta oil sands and the Bakken Shale formation to the Gulf Coast region for refining at a rate of up to 900,000 barrels per day within the next two years;

•	Enbridge’s Monarch Pipeline, which is expected to transport crude oil from the Cushing storage interchange in Oklahoma to Houston at a rate of up to 350,000 barrels per day within the next two years;

•	Enterprise Products Partners’ proposed pair of pipelines, which are expected to transport crude oil from the Eagle Ford Shale in south Texas to Houston at a rate of up to 350,000 barrels per day within the next 18 months; and

•	Magellan Midstream Partners’ reversal and conversion of its Longhorn pipeline, which is expected to transport crude oil from El Paso to Houston at a rate of up to 200,000 barrels per day within 18 to 24 months upon approval of the project.

As indicated above, these pipelines are expected to transport additional crude oil volumes from the Canadian oil sands, the Bakken Shale formation in North Dakota and Montana, the Eagle Ford Shale in south Texas as well as other crude oil development and exploitation projects throughout the western and central United States. We believe these supplies will create additional volumes of Gulf Coast crude oil for local refiners necessitating additional storage capacity.

In addition to the increases in crude oil supplies from these pipeline projects, we also have received a number of inquiries from merchant trading firms seeking to secure significant storage capacity in order to continue trading operations following the implementation of the Dodd Frank Act.

Because of the strategic location of our assets, our deep-water access and our integrated distribution network, as well as significant barriers to entry for potential competitors, we believe that we are well-positioned to capitalize on these market trends and expand our existing operations in the Gulf Coast region. We own or lease with an option to acquire the land and rights-of-way necessary to significantly increase our current storage capacity by constructing tanks adjacent to our current facilities with an aggregate additional storage capacity of 12.4 million barrels. Additionally and to the extent we identify sufficient market demand to do so, we could construct more than 20.0 million barrels of storage capacity on the remote side of our terminal complex in Beaumont with pipeline connections to our waterfront.

Houston Terminal

We operate one of the largest third-party crude oil and refined petroleum products terminals on the Houston Ship Channel. Our facility has an aggregate active storage capacity of approximately 12.1 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, marketers, distributors and chemical companies. This capacity includes an additional 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing and expect to place into service within the next 12 months. We expect these two contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service. The principal products handled at our Houston terminal complex are crude oil, the inputs for chemical production (such as naphtha and condensate), which are referred to as chemical feedstocks, liquefied petroleum gas and clean petroleum products, such as gasoline and distillates, with crude oil accounting for approximately 64% of our active storage capacity.

Our storage and distribution network is highly integrated with the greater Houston petrochemical and refining complex. The facility handles products through a number of transportation modes, primarily through proprietary pipelines interconnected to local refineries and production facilities, including Lyondell Chemical Company’s refinery in Houston, PetroBras’ refinery in Pasadena, Texas and ExxonMobil’s refinery in Baytown, Texas, which is the largest refinery in the United States.

Our Houston terminal also handles products through third-party crude oil, refined petroleum products and liquified petroleum gas tankers and barges arriving at our deep-water docks. Our waterfront capabilities consist of six deep-water ship docks, allowing for the dockage of vessels with up to 130,000 deadweight tons, or dwt, of cargo and vessel capacity, and two barge docks, allowing for barges with up to 20,000 dwt of cargo and barge capacity. Our deep-water ship docks can accommodate vessels with up to a 45 foot draft, including Suezmax tankers, which are the largest tankers that can navigate the Houston Ship Channel. The size and structure of our waterfront at the Houston terminal allows us not only to receive and unload crude oil and refined petroleum products for our storage customers, but also to contract with customers for the rights to use our docks for their own activities. For example, for the year ended December 31, 2010, we generated 21% of our Houston terminal revenues from throughput fees charged to non-storage customers that utilize our waterfront to export and import liquefied petroleum gas and distillates under multi-year throughput agreements. In addition, our largest non-storage customer has recently announced plans to nearly double its export capacity at our Houston terminal by the second half of 2012. To the extent this expansion occurs and this additional capacity is utilized, we expect to generate additional throughput fees with only minimal incremental operating costs or capital expenditures related to this planned expansion.

We believe our Houston terminal is well positioned to take advantage of changing crude oil logistics in the Gulf Coast as a result of pipeline construction projects that, in the aggregate, would transport nearly two million barrels of oil per day into the Gulf Coast region if completed as planned. To capitalize on these expected new sources of crude oil supply, we own or lease with an option to acquire the land and rights-of-way necessary to construct an additional 7.0 million barrels of crude storage capacity on existing property connected to our Houston terminal and to construct interconnections to one or more of the proposed pipelines. Under a lease agreement, which terminates in 2035, we are permitted to construct additional storage tanks on the 63 acres of property. We have the option to acquire the acreage until December 2020 for a price of $6.0 million to $6.7 million. While any further expansion will be based upon the needs of our customers, we would expect any new storage tanks at our Houston terminal to be operational prior to completion of the announced pipeline construction projects.

As of March 31, 2011, we had firm contracts for nearly 100% of our 11.1 million barrels of storage capacity at our Houston terminal, with a weighted-average contract life of 7.1 years.

Our real property at our Houston terminal consists of approximately 327 acres, including 63 acres of nearby parcels that could be connected to our Houston terminal through existing owned rights-of-way. We own all of such acreage in fee, with the exception of the 63 acres which we hold under the lease agreement described above. We have not yet constructed any assets on the leased acreage. In addition, we own approximately 24 acres at the Crossroads Interchange approximately six miles from our Houston terminal and the rights-of-way necessary to connect the acreage to our Houston terminal.

We believe that our location on the Houston Ship Channel to the east of the Beltway 8 Bridge enables us to handle larger vessels than our competitors who are located to the west of the Beltway 8 Bridge because our waterfront has fewer draft and beam restrictions.

Beaumont Terminal

Our Beaumont terminal serves as a regional strategic and trading hub for vacuum gas oil and clean petroleum products for refineries located in the upper Gulf Coast region. Our facility has an aggregate active storage capacity of approximately 5.7 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, distributors, marketers and chemical and petrochemical companies. The principal products handled at our Beaumont terminal complex are clean petroleum products and vacuum gas oil, which accounted for approximately 59% and 40%, respectively, of our active storage capacity as of March 31, 2011.

Our storage and distribution network is highly integrated with the Beaumont/Port Arthur petrochemical and refining complex, and provides our customers with the additional services of mixing, blending, heating and marine vapor recovery. Our Beaumont facility handles products through a number of transportation modes, primarily through third-party pipelines interconnected to local refineries and production facilities, through our own dedicated pipeline system to Huntsman’s chemical production facility in Port Neches, and through third-party crude and refined petroleum products tankers and barges arriving at our deep-water docks, which can accommodate vessels with drafts of up to 40 feet and barges with drafts of up to 12 feet. Our waterfront capabilities currently consist of two ship docks, allowing for vessel sizes up to 130,000 dwt, and one barge dock, allowing for barge sizes up to 20,000 dwt. We have begun construction on a second barge dock that will accommodate barges up to 20,000 dwt with drafts of up to 12 feet. We also own waterfront acreage adjacent to our terminal sufficient to accommodate two additional deep-water docks and a new barge dock. The additional waterfront acreage, if developed, would approximately double our dock capacity.

Our real property at our Beaumont terminal consists of 1,339 acres, all of which we own in fee. We own acreage adjacent to our waterfront on which we can construct tanks with an additional 5.4 million barrels of storage capacity. Additionally and to the extent that we identify sufficient demand to do so, we could construct more than 20.0 million barrels of additional storage capacity on the remote side of our terminal complex with pipeline connections to our waterfront. We believe that we have the existing acreage and potential for connectivity with major pipelines to rapidly and efficiently expand our Beaumont terminal if increasing crude oil supplies or other changing market trends create favorable conditions for growth.

As of March 31, 2011, we had firm contracts for 97% of our 5.7 million barrels of storage capacity at our Beaumont terminal, with a weighted-average contract life of 4.4 years.

Our Operations

We provide integrated terminaling, storage, pipeline and related services for third-party companies engaged in the production, distribution and marketing of crude oil, refined petroleum products and liquified petroleum gas. We generate our revenues exclusively through the provision of fee-based services to our customers. The types of fees we charge are:

•	Storage Services Fees. For the year ended December 31, 2010, we generated approximately 75% of our revenues from fixed monthly fees for storage services, which our customers pay (i) to reserve storage space in our tanks and (ii) to compensate us for receiving an agreed upon average periodic amount of product volume, or throughput, on their behalf. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the amount of throughput that we receive.

•	Throughput Fees. For the year ended December 31, 2010, we generated approximately 20% of our revenues from throughput fees, which our non-storage customers pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation. In addition, our storage customers pay us throughput fees when we receive volumes of products on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fee. The revenues we generate from throughput fees vary based upon the volumes of products accepted at or withdrawn from our terminals.

•	Ancillary Services Fees. For the year ended December 31, 2010, we generated approximately 5% of our revenues from fees associated with ancillary services such as heating, mixing, and blending our storage customers’ products that are stored in our tanks, transferring our storage customers’ products between our tanks and marine vapor recovery. The revenues we generate from ancillary services fees vary based upon the activity levels of our customers.

We believe that the high percentage of fixed storage services fees generated from multi-year contracts with a diverse portfolio of customers creates stable cash flow and substantially mitigates our exposure to volatility in supply and demand and other market factors. For additional information about our contracts, please read “— Contracts.”

Our Business Strategies

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

•	Capitalize on Organic Growth Opportunities. We are in the process of constructing 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we expect to place into service in the next 12 months. We intend to continue to expand our existing operations through organic growth projects, including expanding our storage capacity at our Houston and Beaumont terminals to take advantage of what we believe will be significant increases in crude oil storage demand, due in part to the construction of new pipeline projects anticipated to deliver crude oil into the upper Gulf Coast region at a rate of up to two million barrels per day in the next two years. To capitalize on these expected new sources of crude oil supply, we own or lease with the option to acquire the land and rights-of-way necessary to significantly increase our current storage capacity by constructing tanks adjacent to our current facilities with an aggregate additional storage capacity of 12.4 million barrels and connecting that storage capacity to one or more of the proposed pipelines. Additionally and to the extent we identify sufficient demand to do so, we could construct more than 20.0 million barrels in storage capacity on the remote side of our terminal complex in Beaumont with pipeline connections to our waterfront. We also seek to identify and pursue opportunities to increase our capacity and utilization, improve our operating efficiency, further diversify our customer base and expand our service offerings to existing customers, which we believe is an efficient and cost-effective method of achieving organic growth.

•	Pursue Accretive Strategic Acquisitions. We intend to pursue strategic and accretive acquisitions of terminaling, storage, pipeline and other midstream assets that expand or complement our existing asset portfolio. We continually monitor the marketplace to identify and pursue such acquisitions, with a particular focus on waterborne terminals on the East Coast, West Coast and Gulf Coast of the United States. In acquiring other businesses or assets, we will attempt to utilize our industry knowledge, network of customers and strategic asset base to identify acquisition opportunities and, if we acquire such opportunities, to operate the acquired assets or businesses more efficiently and competitively, thereby increasing our revenue and cash flow. We intend to pursue acquisition opportunities both independently and jointly with the Oiltanking Group or third parties, particularly when the third party partners have expertise in certain industries or geographies. We believe that our base of operations provides multiple platforms for strategic growth through acquisitions. We also believe that the Oiltanking Group’s active participation in the terminaling and storage business and its unique insights into business opportunities in our industry will help us to identify, evaluate and pursue attractive commercial growth opportunities, which may include the purchase of assets from OTA or construction of assets in partnership with the Oiltanking Group.

•	Maintain and Develop Strong Customer Relationships Based Upon High Quality of Service, Reliability, the Efficiency of Our Existing Assets and Operations and Our Global Marketing and Relationship Network. We intend to maximize the profitability of our existing assets by continuing to expand our services to existing and new customers in response to their needs and implementing additional services utilizing our asset base, such as adding new volumes of products handled and providing access to additional markets. We also intend to continue delivering superior operational performance by engaging in strong safety and responsible environmental practices, fostering strong technical capabilities and focusing on reliability, efficiency and flexibility. We believe that our commitment to excellent customer service and our long-term pricing strategies have combined to help us cultivate valuable customer relationships.

•	Maintain Sound Financial Practices to Ensure Our Long-Term Viability. We intend to maintain our commitment to disciplined financial analyses and a balanced capital structure, which we believe will serve the long-term interests of our unitholders and the Oiltanking Group. In addition, we intend to focus our development and acquisition activities on assets that will contribute to our fee-based portfolio over the long term and have no direct exposure to commodity prices. Consistent with our disciplined financial approach, in the long-term, we generally intend to fund the capital required for expansion and acquisition projects through a balanced combination of equity and debt capital. Concurrently with the closing of this offering, we intend to enter into a new $50.0 million revolving line of credit with Oiltanking Finance B.V.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Well-Positioned and Highly Integrated Terminal Assets Creating High Barriers of Entry for Potential Competitors. Our assets are strategically located and have a high degree of interconnectivity and physical integration with the upper Gulf Coast refinery and petrochemical complex, which accounts for approximately 25% of the refining capacity in the United States, based on net input of crude and petroleum products. Our potential competitors face high barriers to entry including high construction costs and less effective location options due to lack of access to navigable waterways and proximity to refining and petrochemical complexes. We believe this offers us a competitive advantage, as competitors will find it difficult to compete with and expensive to replicate the geographic location and integration of our terminals.

Houston.  We believe that our Houston terminal provides unique flexibility resulting from its location in the heart of the Houston Ship Channel in the Port of Houston, the largest port in the United States measured in foreign waterborne tonnage imports, and that it is differentiated due to its well developed waterfront infrastructure and pipeline connectivity. Our Houston terminal delivers products through a variety of transportation modes, including vessels and barges, rail, and tank truck, but primarily utilizes proprietary pipelines interconnected to local refineries and production facilities, including Lyondell Chemical Company’s refinery in Houston, PetroBras’s refinery in Pasadena, Texas and ExxonMobil’s refinery in Baytown, Texas, which is the largest refinery in the United States.

Beaumont.  Our Beaumont terminal is situated in the Port of Beaumont, the fifth largest port in the United States measured in foreign waterborne tonnage imports. The Beaumont terminal is highly integrated into the Beaumont/Port Arthur petrochemical and refining complex, primarily through pipelines, including connectivity to the TEPPCO and Centennial Pipelines, ExxonMobil Refinery, Valero’s Lucas Tank Farm and two pipelines to Huntsman’s chemical production facility in Port Neches, Texas.

•	Established Relationships with Customers Generating Multi-Year Contracts and Stable Cash Flows. We have cultivated valuable long-term relationships with our customers, and as a result have historically enjoyed stable cash flows and minimal customer turnover. As of March 31, 2011, 99% of our active storage capacity was under contract, and our customer contracts had a weighted-average life of 6.3 years. In the five year period ended March 31, 2011, our customer retention rate was more than 97%. We believe that the Oiltanking Group’s established reputation in our industry as a reliable and cost-effective supplier of services will help us to maintain strong relationships with our existing customers and will assist us in our efforts to develop relationships with new customers.

•	Expansive Waterfront and Dock Capacity, Allowing for Efficient Receipt of Cargoes. Our waterfront capabilities at our Houston terminal consist of six deep-water ship docks, allowing for the dockage of vessels with up to 130,000 deadweight tons, or dwt, of cargo and vessel capacity, and two barge docks, allowing for barges with up to 20,000 dwt of barge and cargo capacity. Our deep-water ship docks can accommodate vessels with up to a 45 foot draft, including Suezmax tankers, which are the largest tankers that can navigate the Houston Ship Channel. We believe that most of our competitors on the Houston Ship Channel cannot receive cargoes as efficiently as we can, giving us a competitive advantage as customers seek to minimize and demurrage charges, which result when vessels cannot dock to unload their cargoes at a terminal and are forced to wait for dock space to become available for loading or unloading before continuing on to their next use. Our efficiency also provides our customers with additional certainty regarding time-sensitive deliveries, which is particularly attractive to traders who often make storage decisions based upon quickly shifting market dynamics.

The size and structure of our waterfront at the Houston terminal allows us not only to receive and unload crude oil and refined petroleum products for our storage customers, but also to contract with customers for the rights to use our docks for their own activities. For example, for the year ended December 31, 2010, we generated 21% of our Houston terminal revenues from throughput fees charged to non-storage customers that utilize our waterfront to export and import liquefied petroleum gas and distillates under multi-year agreements. In addition, our largest non-storage customer has recently announced plans to nearly double its export capacity at our Houston terminal by the second half of 2012. To the extent this expansion occurs and this additional capacity is utilized, we expect to generate additional throughput fees with only minimal incremental operating costs or capital expenditures related to this planned expansion.

•	Flexible, Efficient and Well-Maintained Assets That Can Be Expanded at Competitive Costs. We have designed the infrastructure at our terminals specifically to facilitate future expansion, which we expect to both reduce our overall capital costs per additional barrel of storage capacity and shorten the duration and enhance the predictability of development timelines. Some of the specific infrastructure investments we have made that will facilitate incremental expansion are a sufficient number of docks capable of handling various products, spare pipeline infrastructure that allows for additional volumes of product to be handled, easily expandable piping and manifolds to handle additional storage capacity and land that allows us to construct more tank capacity. Because of this we believe that we are better positioned to grow organically in response to changing market conditions.

•	Financial Flexibility to Fund Growth. During 2003, the Oiltanking Group enacted a policy of centrally financing the expansion and growth of its global holdings of terminaling subsidiaries and in 2008, established Oiltanking Finance B.V., a wholly owned finance company located in Amsterdam, the Netherlands. Oiltanking Finance B.V. now serves as the global bank for the Oiltanking Group’s terminal holdings, including ours, and arranges loans at market rates and terms for approved terminal construction projects. We believe that this relationship has historically provided us with access to debt capital on terms that are consistent with or better than what would have been available to us from third parties. We believe this relationship could continue to provide us with access to capital at competitive rates. At the closing of this offering, we expect to have approximately $50.0 million of borrowing capacity available under a new revolving line of credit with Oiltanking Finance B.V. which amount could be increased to $125.0 million with the approval of Oiltanking Finance B.V. We believe that our available borrowing capacity and our ability to access capital markets should provide us with the financial flexibility necessary to pursue expansion and acquisition opportunities.

•	Our Relationship with the Oiltanking Group. Oiltanking GmbH is the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases and has been an active participant in the terminaling and storage business throughout the world for over 30 years. Oiltanking GmbH intends for us to be its growth vehicle in the United States to acquire, own and operate terminaling, storage and pipeline assets that generate stable cash flows. We believe that as the indirect owner of our general partner and all of our incentive distribution rights and a % limited partner in us, Oiltanking GmbH will be motivated to promote and support the successful execution of our business plan and to pursue projects that enhance the value of our business. We also believe that the Oiltanking Group’s active participation in the terminaling and storage business and its unique insights into business opportunities in our industry will help us to identify, evaluate and pursue attractive commercial growth opportunities, which may include the purchase of assets from or construction of assets in partnership with the Oiltanking Group. We believe that we are distinctively different from many of our competitors as many of them may not be able to benefit from a parent company with such global expertise and network of contacts and insights. Also, the strong Oiltanking network offers us the opportunity to draw on an international pool of experts and to train our employees internationally.

•	Experienced Management Team and Operational Expertise. We have an experienced management team and access to the Oiltanking Group’s, including OTA’s, industry-leading technical, construction, and operating experience. Members of our management team have, on average, more than 20 years of experience in the terminaling or energy industry and have been employed by OTA, on average, for more than 10 years. Our management team has a successful track record of creating internal growth and completing acquisitions, including

OTA’s acquisitions of terminals in Texas City and Port Neches, Texas and Joliet, Illinois and dry bulk operations in St. Croix and Corpus Christi, Texas, while also maintaining stable and growing cash flows. While operating amidst volatile conditions in the global economy, our management team increased both revenues and Adjusted EBITDA, year-over-year, every year from 2007 through 2010, with an aggregate increase of 70% and 102% during such period, respectively. We believe our management team’s experience and familiarity with our industry and businesses are important assets that assist us in implementing our business strategies.

Our History and Relationship with Oiltanking GmbH

One of our principal strengths is our relationship with Oiltanking GmbH. The Oiltanking Group is the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. With 71 terminals located throughout 22 countries in North America, Europe, Asia, the Middle East and Central and South America, the Oiltanking Group leverages its international marketing networks and a brand that is widely recognized in the energy industry. Oiltanking GmbH is a wholly owned subsidiary of Marquard & Bahls AG, a privately held German company, with three core activities: (i) oil trading, (ii) aviation fueling and (iii) storage and terminaling of crude oil, refined petroleum products, chemicals and gases. All three activities are pooled in separate holdings, but they are financed and managed individually.

Following the completion of this offering, OTA, a subsidiary of Oiltanking GmbH and the owner of our general partner, will continue to own and operate substantial crude oil and refined products logistics assets. OTA will also retain a significant interest in us through its direct and indirect ownership of a     % limited partner interest, a 2.0% general partner interest and all of our incentive distribution rights. Given OTA’s significant ownership in us following this offering and Oiltanking GmbH’s intent to use us as its growth vehicle in the United States to acquire, own and operate terminaling, storage and pipeline assets that generate stable cash flows, we believe OTA and Oiltanking GmbH will be motivated to promote and support the successful execution of our business strategies. In particular, we believe it will be in the Oiltanking Group’s best interests for its members to contribute additional assets to us over time and to facilitate our organic growth opportunities and accretive acquisitions from third parties.

Our Management and Employees

We are managed and operated by the board of directors and executive officers of our general partner, OTLP GP, LLC, a wholly owned subsidiary of OTA. Following this offering, OTA will own, directly or indirectly, approximately     % of our outstanding common units and all of our outstanding subordinated units and incentive distribution rights. As a result of owning our general partner, OTA will have the right to appoint all members of the board of directors of our general partner, including at least three independent directors meeting the independence standards established by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. OTA will appoint our second independent director within three months of the date our common units begin trading on the NYSE, and our third independent director within one year from such date. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Following the consummation of this offering, neither our general partner nor OTA will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including OTA, for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with the Transactions.”

Oiltanking Partners, L.P. does not have any employees. All of the employees that will conduct our business pursuant to the services agreement will be employed by OTA or a wholly owned subsidiary of OTA. As of December 31, 2010, Oiltanking Predecessor had 154 employees and our general partner had not yet been formed.

Customers

Our Houston and Beaumont terminals collectively provide storage and terminaling services to a broad mix of customers including major integrated oil companies, refiners, marketers, distributors and chemical and petrochemical companies.

As of December 31, 2010, our Houston terminal had 17 customers with terminal services agreements and our Beaumont terminal had 16 customers with terminal services agreements. For the year ended December 31, 2010, our three largest customers accounted for a total of approximately 36% of our revenues, with each customer individually representing more than 10% of our revenues during that period. No other customer accounted for more than 10% of our revenues during the year ended December 31, 2010.

Contracts

Our Houston and Beaumont terminals contract with their customers to provide firm storage and terminaling services, for which they charge storage services fees, throughput fees and ancillary services fees, as described above under “Our Business and Properties — Our Operations.”

The terminal services agreements at our Houston and Beaumont terminals typically have terms of five to 20 years, and one to five years, respectively. Our general contracting philosophy at both Houston and Beaumont is to commit a high percentage of our available storage capacity to multi-year terminaling services agreements at attractive rates, while simultaneously contracting for terminal services with non-storage customers based on throughput volumes. As of March 31, 2011, the weighted-average remaining tenor of our existing portfolio of terminal services agreements is approximately 7.1 years at our Houston terminal and approximately 4.4 years at our Beaumont terminal. We believe the weighted-average life of customer contracts at our Beaumont terminal is shorter than at our Houston terminal because a significant portion of our Beaumont terminal customers are traders and marketers of vacuum gas oil, who tend to seek shorter term storage contracts as compared to end-users such as refineries. Many of our customers are currently in the renewal portion of their contracts, which typically constitutes a year-to-year timeframe. Although these customers are year-to-year, they have been customers at the terminals, in some cases, for more than 10 years.

Competition

Many major energy and chemical companies own extensive terminal storage facilities. Although such terminals often have the same capabilities as terminals owned by independent operators, they generally do not provide terminaling services to third parties. In many instances, major energy and chemical companies that own storage and terminaling facilities are also significant customers of independent terminal operators. Such companies typically have strong demand for terminals owned by independent operators when independent terminals have more cost-effective locations near key transportation links, such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their own storage facilities are inadequate, either because of size constraints, the nature of the stored material or specialized handling requirements.

Independent terminal owners generally compete on the basis of the location and versatility of terminals, service and price. A favorably located terminal will have access to various cost-effective transportation modes, both to and from the terminal. Transportation modes typically include waterways, railroads, roadways and pipelines. Terminals located near deep-water port facilities are referred to as “deep-water terminals” and terminals without such facilities are referred to as “inland terminals,” although some inland facilities located on or near navigable waterways are serviced by barges.

Terminal versatility is a function of the operator’s ability to offer complex handling requirements for diverse products. The services typically provided by the terminal include, among other things, the safe storage of the product at specified temperature, moisture and other conditions, as well as receipt at and delivery from the terminal, all of which must be in compliance with applicable environmental regulations. A terminal operator’s ability to obtain attractive pricing is often dependent on the quality, versatility and reputation of the facilities owned by the operator. Although many products require modest terminal modification, operators with versatile storage capabilities typically require less modification prior to usage, ultimately making the storage cost to the customer more attractive.

The main competition at our Houston terminal location for our crude oil handling and storage are two other terminals operated by Enterprise Products Partners and Houston Fuel Oil Terminal Company.

We believe that we are favorably positioned to compete in the industry due to the strategic location of our terminals in the Gulf Coast, their integration with area refineries, our reputation, our efficiency in docking incoming vessels on our water front, the prices we charge for our services and the quality and versatility of our services.

We currently operate the only independent vacuum gas oil and clean petroleum products handling and storage service businesses in the Beaumont/Port Arthur petrochemical and refining complex. We anticipate that any competition in those areas would come from the entry of a new competitor into the region.

The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which our Houston and Beaumont terminals operate. We believe, however, that significant barriers to entry exist in the crude oil and refined products terminaling and storage business, particularly for marine terminals. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, financing challenges, shortage of personnel with the requisite expertise and the finite number of sites suitable for development.

Environmental and Occupational Safety and Health Regulation

General

Our operation of pipelines, terminals, and associated facilities in connection with the storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas is subject to extensive and frequently-changing federal, state and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations may require the acquisition of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into or onto to the land, air and water; restrict the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection; and require remedial measures to mitigate pollution from former and ongoing operations. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected.

We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require us to incur significant expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of our operations. Additionally, a discharge of crude oil, refined petroleum products or liquefied petroleum gas into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for claims for personal injury and property damage. These impacts could directly and indirectly affect our business, and have an adverse impact on our financial position, results of operations, and liquidity.

Hazardous Substances and Wastes

To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws and regulations generally govern the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed. For instance, the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which is also known as Superfund, and comparable state laws, impose liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed of, or arranged for the disposal of, the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we generate waste that falls within CERCLA’s definition of a “hazardous substance” and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites.

We also generate solid wastes, including hazardous wastes, which are subject to the requirements of the federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes, including crude oil and refined products wastes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations could increase our maintenance capital expenditures and operating expenses.

We currently own and lease properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste have been spilled or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal or recycling. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent future contamination to the extent we are not indemnified for such matters.

Air Emissions and Climate Change

Our operations are subject to the federal Clean Air Act and comparable state and local statutes. These laws and regulations govern emissions of air pollutants from various industrial sources and also impose various monitoring and reporting requirements. Such laws and regulations may require that we obtain pre-approval for the construction and or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and comply with air permits containing various emissions and operational limitations, and use specific emission control technologies to limit emissions. While we may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions, we do not believe that our operations will be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

In response to findings that emissions of carbon dioxide, methane, and other GHGs present an endangerment to public health and the environment because emissions of such gases are contributing to the warming of the earth’s atmosphere and other climate changes, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that require a reduction in emissions of GHGs from motor vehicles and also may trigger construction and operating permit review for GHG emissions from certain stationary sources, effective January 2, 2011. The EPA has published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration (“PSD”) and Title V permitting programs, pursuant to which these permitting programs have been “tailored” to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. The EPA’s rules relating to emissions of GHGs from large stationary sources of emissions are currently subject to a number of legal challenges, but the federal courts have thus far declined to issue any injunctions to prevent EPA from implementing, or requiring state environmental agencies to implement, the rules. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as certain onshore oil and natural gas production, processing, transmission, storage and distribution facilities on an annual basis, beginning in 2012 for emissions occurring in 2011.

In addition, Congress has from time to time considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. These allowances would be expected to escalate significantly in cost over time. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for oil and natural gas that is produced, which could decrease demand for our storage services. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our operations.

Water

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil, into federal and state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. Any unpermitted discharge of pollutants could result in penalties and significant remedial obligations. Our operations are adjacent to waterways. The transportation of crude oil and refined products over water involves risk and subjects us to the provisions of the Oil Pollution Act and related state requirements, which subject owners of covered facilities to strict, joint, and potentially unlimited liability for removal costs and other consequences of an oil spill where the spill is into navigable waters, along shorelines or in the exclusive economic zone of the United States. In the event of an oil spill into navigable waters, substantial liabilities could be imposed upon us. Texas has also enacted similar oil spill laws.

Regulations under the Clean Water Act, the Oil Pollution Act and state laws also impose additional regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. For example, the Clean Water Act requires us to maintain spill prevention control and countermeasure plans at our facilities. In addition, the Oil Pollution Act requires that most oil transport and storage companies maintain and update various oil spill prevention and oil spill contingency plans. We maintain such plans, and where required have submitted plans and received federal and state approvals necessary to comply with the Oil Pollution Act, the Clean Water Act and related regulations. We contract with various spill-response specialists to ensure appropriate expertise is available for any contingency, including spills of oil or refined products, from our facilities.

The Clean Water Act imposes substantial potential liability for the violation of permits or permitting requirements and for the costs of removal, remediation, and damages resulting from such discharges. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

Endangered Species Act

The Endangered Species Act restricts activities that may affect endangered species or their habitats. We believe that we are in compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Hazardous Materials Transportation Requirements

The U.S. Department of Transportation (“DOT”) regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of crude oil and refined product discharge from onshore crude oil and refined products pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance. We believe our operations are in compliance with these regulations. The DOT also has a pipeline integrity management rule, with which we are in substantial compliance.

Occupational Safety and Health

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens. We believe that our operations are in substantial compliance with applicable OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Title to Properties and Permits

Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines.

Some of the leases, easements, rights-of-way, permits, and licenses that will be transferred to us will require the consent of the grantor to transfer these rights, which in some instances is a governmental entity. Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, our general partner believes that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.

Our general partner believes that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. We are entitled to indemnification from OTA under the omnibus agreement for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business, in each case, that are identified prior to the earlier of the third anniversary of the closing of this offering and the date that OTA no longer controls our general partner (provided that, in any event, such date shall not be earlier than the second anniversary of the closing of this offering). This indemnification is subject to a $500,000 aggregate annual deductible before we are entitled to indemnification in any calendar year. Record title to some of our assets may continue to be held by affiliates of OTA until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us, our general partner believes that none of these burdens will materially detract from the value of these properties or from our interest in these properties or materially interfere with their use in the operation of our business.

Safety and Maintenance

We perform preventive and normal maintenance on all of our storage tanks, terminals and pipeline systems and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable regulation. At our terminals, the tanks designed for storage of products with a vapor pressure of 0.5 pound-force per square inch absolute, or greater, are equipped with Internal Floating Roofs to minimize regulated emissions and prevent potentially flammable vapor accumulation.

Our terminal facilities have response plans, spill prevention and control plans, and other programs in place to respond to emergencies. Our truck and rail loading racks are protected with fire fighting systems in line with the rest of our facilities. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

On our pipelines, we use external coatings and impressed current cathodic protection systems to protect against external corrosion. We conduct all cathodic protection work in accordance with National Association of Corrosion Engineers standards. We continually monitor, test, and record the effectiveness of these corrosion inhibiting systems. We also monitor the structural integrity of selected segments of our pipelines through a program of periodic internal assessments using high resolution internal inspection tools, as well as hydrostatic testing, that conforms to federal standards. We accompany these assessments with a review of the data and mitigate or repair anomalies, as required, to ensure the integrity of the pipeline. We have initiated a risk-based approach to prioritizing the pipeline segments for future integrity assessments to ensure that the highest risk segments receive the highest priority for scheduling internal inspections or pressure tests for integrity.

Seasonality

The crude oil, refined petroleum products and liquified petroleum gas throughput in our terminals is directly affected by the level of supply and demand for crude oil, refined petroleum products and liquified petroleum gas in the markets served directly or indirectly by our assets, which can fluctuate seasonally, particularly due to seasonal shutdowns of refineries during the spring months. Because a high percentage of our cash flow is derived from fixed storage services fees under multi-year contracts, our revenues are not generally seasonal in nature, nor are they typically affected by weather and price volatility.

Insurance

Our operations and assets are insured under a global insurance program administered by Oiltanking GmbH and placed with London and other international insurers. The major elements of this program include property damage (including terrorism), business interruption, third-party liability and environmental impairment insurance. We are invoiced directly by the brokers for this coverage. To the extent that other companies in this program experience covered losses, the limit of our coverage for potential losses may be decreased. In addition to the Oiltanking GmbH insurance program, OTA has a separate commercial liability policy including automobile, boiler and machinery, commercial crime, executive risk and property coverage. Management believes that the amount of coverage provided is reasonable and appropriate. We expect that we will obtain directors’ and officers’ liability insurance for the directors and officers of our general partner.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations.

MANAGEMENT

Management of Oiltanking Partners, L.P.

Our general partner will manage our operations and activities on our behalf through its officers and directors. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. The directors of our general partner oversee our operations. Unitholders will not be entitled to elect the directors of our general partner, which will all be appointed by OTA, or directly or indirectly participate in our management or operations. Our general partner will, however, be accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement, which contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner.

Upon the closing of this offering, we expect that our general partner will have at least five directors, at least one of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee. We are, however, required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of OTA. Our executive officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Following the consummation of this offering, neither our general partner nor OTA will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including OTA, for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with the Transactions.”

In evaluating director candidates, OTA will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Executive Officers and Directors of our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors are appointed for a one-year term and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers. Some of our directors and all of our executive officers also serve as executive officers of OTA.

Name	Age	Position With Our General Partner

Carlin G. Conner	43	President, Chief Executive Officer and Director
Kenneth F. Owen	37	Chief Financial Officer
Robert “Bo” McCall	46	Vice President of Marketing and Sales
Jan P. Vogel	41	Vice President of Corporate Affairs and Strategic Planning
Kevin Campbell	46	Vice President of Operations
David L. Griffis	65	Director
Kapil K. Jain	45	Director
Rutger van Thiel	47	Director

Carlin G. Conner — President and Chief Executive Officer.  Carlin G. Conner has served as President and Chief Executive Officer and a member of the board of directors of our general partner since March 2011 and President and Chief Executive Officer of OTA since July 2006. Mr. Conner has been in the terminaling business for over 19 years. Before joining the Oiltanking Group, he worked at GATX Terminals Corporation in various roles including Operations and Commercial Management. In 2000, he joined Oiltanking Houston, L.P. and in 2003, he moved to the Oiltanking Group’s corporate headquarters in Hamburg, Germany, where he was responsible for international business development. In Hamburg, he sat on the boards of several Oiltanking Group ventures. We believe that Mr. Conner’s experience as President and Chief Executive Officer of OTA and related familiarity with our assets as well as his extensive knowledge of the terminaling industry will bring substantial experience and leadership skills to the board of directors of our general partner.

Kenneth F. Owen — Chief Financial Officer.  Kenneth F. Owen has served as Chief Financial Officer of our general partner and Chief Financial Officer of OTA since March 2011. Prior to joining the Oiltanking Group, Mr. Owen was employed in the investment banking group with Citigroup Global Markets Inc. and in the investment banking group with UBS Investment Bank over the past six years. At both Citigroup Global Markets Inc. and UBS Investment Bank, he focused primarily on the energy sector. We believe that Mr. Owen’s experience as Chief Financial Officer of OTA brings knowledge of our capital structure and financing requirements. Mr. Owen also brings valuable financial expertise from his prior role as an investment banker, including extensive experience with capital markets transactions, knowledge of the energy industry and familiarity with master limited partnerships.

Robert “Bo” McCall — Vice President of Marketing and Sales.  Robert “Bo” McCall has served as Vice President of Marketing and Sales of our general partner since March 2011 and Vice President of Marketing and Sales of OTA since March 2007. Mr. McCall has been in the midstream oil and gas business for 24 years. Prior to joining Oiltanking in 2003, he worked for Conoco and other small oil and gas companies with responsibilities ranging from engineering, sales/commercial and executive capacities. At OTA, he has worked in the commercial department as a sales manager for four years and as the Vice President of Marketing for an additional four years supporting all of OTA’s facilities.

Jan P. Vogel — Vice President of Corporate Affairs and Strategic Planning.  Jan P. Vogel has served as Vice President of Corporate Affairs and Strategic Planning of our general partner since March 2011 and Vice President of Corporate Affairs and Strategic Planning of OTA since March 2011. He has been in the energy industry for over 20 years. First employed by the Oiltanking Group in 1990, he has held various positions with the Oiltanking Group and its parent company Marquard & Bahls AG, serving in roles related to commercial and general management as well as mergers and acquisitions and strategy. In 2005, he moved to the Oiltanking Group’s corporate headquarters in Hamburg, Germany, where he also served as General Manager for Europe, North and South America. In this capacity, he served on the boards of several Oiltanking Group ventures, including OTA and some of its subsidiaries. Before moving to the U.S. in 2011, Mr. Vogel was Director Group Strategy for Marquard & Bahls AG, where he was responsible for overseeing mergers and acquisitions projects and was closely involved in the approval process for this offering.

Kevin Campbell — Vice President of Operations.  Kevin Campbell has served as Vice President of Operations of our general partner since March 2011 and Vice President of Operations of OTA since April 2010. Prior to that, he was the Terminal Manager for Oiltanking Texas City, L.P., a wholly owned subsidiary of OTA, from January 2008 until April

2010. Prior to becoming Terminal Manager, he served as the Operations Manager for Oiltanking Texas City, L.P. from July 2004 until January 2008. Mr. Campbell has been employed by the Oiltanking Group since 1985, serving in various roles, including, operations, scheduling, and health, safety and environmental.

David L. Griffis — Director.  David L. Griffis has served as a member of the board of directors of our general partner since March 2011. He has served as Assistant Secretary of OTA since 2001, in various other capacities including Treasurer and Secretary for affiliates of OTA since 1998 and as outside counsel for Oiltanking Houston, L.P. since its inception in 1974. Mr. Griffis has been practicing law since 1974, and is currently a shareholder at the law firm of Crain, Caton & James, P.C., where he represents domestic and international clients in acquisitions, joint ventures and strategic alliances. We believe that Mr. Griffis’ three decades of experience in transactional law and extensive knowledge of the Oiltanking Group’s business and operations brings unique and valuable skills to the board of directors.

Kapil K. Jain — Director.  Kapil K. Jain has served as a member of the board of directors of our general partner since March 2011 and Director of Finance and Administration of Oiltanking GmbH since July 2010. Prior to such time, he was President of the Terminaling Division of IOT Infrastructure & Energy Services Limited (“IOT”), a joint venture of Oiltanking GmbH from June 2008 to June 2010. He has been employed by the Oiltanking Group since August 1997, first at IOT from 1997 to 2004 as General Manager (Corporate Finance) and thereafter at Oiltanking GmbH from 2004 to 2008 as Head of Economics. He is an Associate Chartered Accountant, Cost and Works Accountant and Chartered Financial Analyst with over 20 years of experience in financial and general management roles. Prior to joining the Oiltanking Group in 1997, he worked in large corporations in financial accounting and treasury functions. We believe that Mr. Jain’s extensive financial and accounting experiences and history with the Oiltanking Group make him highly qualified to serve as a member of the board of directors

Rutger van Thiel — Director.  Rutger van Thiel has served as a member of the board of directors of our general partner since March 2011 and Managing Director of the Oiltanking Group since August 2010. From September 2004 to August 2010, he oversaw the business and expansion activities in Asia Pacific, serving in various management roles including Managing Director, Chief Executive Officer and President of the Oiltanking Group’s operations in that region. Mr. van Thiel began his career with the Oiltanking Group in June 2000, and in 2001, he was promoted to Director of Chemical and Gas Logistics to oversee and expand the Oiltanking Group’s global chemical terminal network. Prior to beginning his career with the Oiltanking Group, Mr. van Thiel was employed by Van Ommeren (currently known as Vopak) in the Netherlands and worked in several functions including finance, commercial and business development, reaching the position of General Manager of Vopak Peru. Mr. van Thiel currently serves as a director for multiple international entities affiliated with the Oiltanking Group. We believe that Mr. van Thiel’s extensive leadership experience with the Oiltanking Group and knowledge of the terminaling and storage industry internationally will provide important insight and perspective to the board of directors.

Director Independence

In accordance with the rules of the NYSE, OTA must appoint at least one independent director prior to the listing of our common units on the NYSE, one additional member within three months of that listing, and one additional independent member within 12 months of that listing. OTA may not have appointed all three independent directors to the board of directors of our general partner by the date our common units first trade on the NYSE.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our board of directors will approve equity grants to directors and employees.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. The audit committee will assist the board of directors in its oversight of the integrity of our combined financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Conflicts Committee

At least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest (including certain transactions with members of the Oiltanking Group). The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the special committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, including OTA, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements. Any matters approved by the special committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Introduction

Our general partner has the sole responsibility for conducting our business and for managing our operations and its board of directors and officers make decisions on our behalf. The officers of our general partner will be employed by OTA or a subsidiary of OTA and will manage the day-to-day affairs of our business. Certain of our officers are dedicated to managing our business and will devote the majority of their time to our business. Because the executive officers of our general partner are employees of OTA or a subsidiary of OTA, compensation will be paid by OTA or a subsidiary of OTA and reimbursed by us. Please read “The Partnership Agreement — Reimbursement of Expenses.”

The compensation of the executive officers of our general partner will be established by Oiltanking GmbH, the parent of OTA. Because Oiltanking GmbH is a privately held company, it does not have formal compensation policies or practices. All compensation decisions are made at the discretion of a managing director of Oiltanking GmbH. As described in greater detail below, OTA has historically compensated its executive officers with base salary and cash bonuses. However, because our executive officers have not spent a majority of their time providing services to the subsidiaries that are being contributed to our partnership in connection with the closing of this offering, we are not presenting these historical compensation amounts.

Historical Compensation

Historically, the managing director of Oiltanking GmbH has determined the overall compensation philosophy and set the final compensation of the officers of OTA and its subsidiaries without the assistance of a compensation consultant. OTA’s executive officers have been compensated with base salary and annual cash bonuses. Base salary amounts were determined in the sole discretion of Oiltanking GmbH. Annual cash bonuses were determined based on a percentage of the annual profit of our Houston and Beaumont operations.

Compensation Setting Process

In connection with this offering, Oiltanking GmbH, in consultation with Towers Watson, an independent compensation consultant, is considering the compensation structures and levels that it believes will be necessary for executive recruitment and retention as a public company as well as the desire to transition to a compensation system that would be more transparent for public investors. Oiltanking GmbH is examining the compensation practices of our peer companies and may also review compensation data from the storage and terminaling industry generally to the extent the competition for executive talent is broader than a group of selected peer companies.

We anticipate that, in connection with the closing of this offering, we will enter into employment agreements with our officers. We may also grant equity-based awards to our executive officers pursuant to a long-term incentive plan as described below; however, no determination has been made to date as to the number of awards, the type of awards or when the awards would be granted. We expect that annual bonuses will be determined based on financial performance as measured across a fiscal year.

Although we will bear an allocated portion of OTA’s costs of providing compensation and benefits to the OTA employees who serve as the executive officers of our general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of OTA. We expect that each of these executive officers will continue to perform services for our general partner, as well as OTA and its affiliates, after the completion of this offering.

Long-Term Incentive Plan

In connection with this offering, the board of directors of our general partner will adopt a long-term incentive plan for employees, consultants and directors who perform services for us. We expect that the long-term incentive plan will provide for awards of restricted units, unit options, phantom units, unit payments, unit appreciation rights, other equity-based awards and performance awards. The long-term incentive plan will limit the number of units that may be delivered pursuant to awards to 10% of the outstanding common units and subordinated units on the effective date of the initial public offering of our common units. Common units withheld to satisfy exercise prices or tax withholding obligations are available for delivery pursuant to other awards. The plan will be administered by our board of directors or a committee thereof, which we refer to as the plan administrator.

The plan administrator may terminate or amend the long-term incentive plan at any time with respect to any of our common units for which a grant has not yet been made. The plan administrator also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of common units that may be granted, subject to unitholder approval as required by the exchange upon which our common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. The plan will expire on the tenth anniversary of its approval, when common units are no longer available under the plan for grants or upon its termination by the plan administrator, whichever occurs first.

Restricted Units.  A restricted unit grant is an award of common units that vests over a period of time and that during such time is subject to forfeiture. Forfeiture provisions lapse at the end of the vesting period. The plan administrator may determine to make grants of restricted units under the plan to participants containing such terms as the plan administrator shall determine. The plan administrator will determine the period over which restricted units granted to participants will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control, as defined in the plan, unless provided otherwise by the plan administrator. Distributions made on restricted units may or may not be subjected to the same vesting provisions as the restricted units. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and except to the extent that, the plan administrator or the terms of the award agreement or an employment agreement provide otherwise.

We intend the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for restricted units they receive, and we will receive no remuneration for the restricted units.

Unit Options.  Unit options represent the right to purchase a designated number of common units at a specified price. The plan administrator may make grants of unit options under the plan to participants containing such terms as the plan administrator shall determine. Unit options will have an exercise price that may not be less than the fair market value of our common units on the date of grant. In general, unit options granted will become exercisable over a period determined by the plan administrator. In addition, the unit options will become exercisable upon a change of control, as defined in the plan, unless provided otherwise by the plan administrator. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason, the grantee’s unvested unit options will be automatically forfeited unless, and except to the extent, the option agreement, an employment agreement or the plan administrator provides otherwise.

Upon exercise of a unit option, we will acquire common units on the open market or from any other person or we will directly issue common units or use any combination of the foregoing, in the plan administrator’s discretion. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase. The availability of unit options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Performance Award.  A performance award is denominated as a cash amount at the time of grant and gives the grantee the right to receive all or part of such award upon the achievement of specified financial objectives, length of service or other specified criteria. The plan administrator will determine the period over which certain specified financial objectives or other specified criteria must be met. The performance award may be paid in cash, common units or a combination of cash and common units. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason prior to payment, the grantee’s performance award will be automatically forfeited unless, and except to the extent that, the plan administrator or the terms of the award agreement or an employment agreement provide otherwise.

Phantom Units.  A phantom unit is a notional common unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equal to the value of a common unit. The plan administrator may determine to make grants of phantom units under the plan to participants containing such terms as the plan administrator shall determine, which may include distribution equivalent rights, or “DERs,” which entitle the grantee to receive an amount of cash equal to the cash distributions made on a common unit during the period the phantom unit remains “outstanding.” DERs generally will vest or be forfeited at the same time as the tandem phantom unit vests or is forfeited. The plan administrator will also determine the period over which phantom units granted to participants will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives. In addition, the phantom units will vest upon a change of control, as defined in the plan, unless provided otherwise by the plan administrator. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason, the grantee’s phantom units will be automatically forfeited unless, and except to the extent that, the plan administrator or the terms of the award agreement or an employment agreement provide otherwise.

Upon the vesting of phantom units, to the extent the phantom units will be satisfied or paid with common units, we may acquire common units on the open market, acquire common units from any other person, directly issue common units or use any combination of the foregoing, in the plan administrator’s discretion. If we issue new common units upon vesting of the phantom units, the total common units outstanding will increase.

We intend the issuance of any common units upon vesting of the phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the common units.

Unit Awards.  The plan administrator, in its discretion, may also grant to participants common units that are not subject to forfeiture.

Unit Appreciation Rights.  The long-term incentive plan will also permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of our common units on the exercise date over the exercise price established for the unit appreciation right. This excess will be paid in cash or our common units. The plan administrator may grant unit appreciation rights under the plan to participants, with such terms as the plan administrator shall determine. Unit appreciation rights will have an exercise price that may not be less than the fair market value of our common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator. In addition, the unit appreciation rights will become exercisable upon a change in control, as defined in the plan, unless provided otherwise by the plan administrator. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason, the grantee’s unvested unit appreciation rights will be automatically forfeited unless, and except to the extent that, the grant agreement, an employment agreement or the plan administrator provides otherwise.

Upon exercise of a unit appreciation right, to the extent it will be paid in common units, we will acquire common units on the open market or from any other person or we will directly issue common units or use any combination of the foregoing, in the plan administrator’s discretion. If we issue new common units upon exercise of the unit appreciation rights, the total number of common units outstanding will increase. The availability of unit appreciation rights is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Other Unit-Based Awards.  The plan administrator, in its discretion, may also grant to participants other unit-based awards, which are denominated or payable in, referenced to, or otherwise based on or related to the value of our common units. These awards will contain such terms as the plan administrator shall determine, including the vesting provisions and whether such award shall be paid in cash, units or a combination thereof.

Deferred Compensation Plan

Our named executive officers are eligible to participate in the Oiltanking Holding Americas, Inc. Deferred Compensation Plan (the “Deferred Plan”). The Deferred Plan is an unfunded retirement plan intended to supplement the retirement needs of a select group of management employees that are subject to compensation and contribution limitations in the Internal Revenue Code of 1986, as amended (the “Code”) with respect to other qualified retirement vehicles.

The Deferred Plan defines “compensation” as the aggregate amount of compensation payable to a participant for a plan year, including salary, overtime, commissions, bonuses all other items that constitute “wages” within the meaning of Section 3401(a) of the Code. Participants may elect to defer a dollar amount or a percentage of compensation that the individual is entitled to receive during any calendar year by making salary deferral elections and/or bonus deferral elections. In order to comply with certain requirements of Section 409A of the Code, the participant’s election to defer either salary or bonus amounts must be made in the year prior to the year in which that compensation will be earned. Salary deferrals are limited to 90% of a participant’s salary while bonus deferrals may relate to 100% of a participant’s potential bonus for the upcoming year. A participant will be 100% vested at all times in each salary and/or bonus deferral amounts.

At the time that a participant makes a salary deferral election, the participant may also choose to make one or more of the following elections in the same manner as his or her salary deferral election: a FICA excess deferral election, a 401(k) refund offset election, and a 401(k) excess deferral election. A FICA excess deferral election allows the participant to defer an amount equal to the participant’s portion of the FICA tax rate on compensation (excluding bonuses) in excess of the Deferred Plan’s social security wage base. The 401(k) refund offset election would be equal to the amount the participant is due, if any, with respect to the result of the nondiscrimination testing results of our 401(k) plan. The 401(k) excess deferral election means the amount that the participant is prohibited from contributing to our 401(k) plan as a result of the limitations under Section 402(g) of the Code. These deferrals will be considered part of the participant’s salary deferral election and will be subject to a maximum deferral percentage of 90% as well.

OTA has the discretion, but not the obligation, to make employer contributions into the Deferred Plan on a participant’s behalf from time to time, and such contributions may be subject to any restrictions that OTA feels are appropriate, such as vesting restrictions.

Director Compensation

The officers or employees of our general partner or of OTA who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of OTA will receive compensation as set by our general partner’s board of directors. In addition, non-employee directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees.

Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Compensation Practices as They Related to Risk Management

We believe our compensation programs will be crafted in order to discourage excessive and unnecessary risk taking by executive officers (or other employees). We anticipate that short-term annual incentives will generally be paid pursuant to discretionary bonuses enabling the board of directors of our general partner, to assess the actual behavior of our employees as it relates to risk taking in awarding a bonus. In the future, we anticipate that our use of equity based long-term compensation will serve our compensation program’s goal of aligning the interests of executives and unitholders, thereby reducing the incentives to unnecessary risk taking.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Oiltanking Partners, L.P. that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

The following table does not include any awards granted under the long-term incentive plan in connection with this offering. Please read “Executive Officer Compensation — Compensation Discussion and Analysis.”

Percentage of
				Percentage of	Common and
	Common	Percentage of	Subordinated	Subordinated	Subordinated
	Units	Common Units	Units	Units	Units
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

OTA(1)		%		100%	%
All executive officers and directors as a group (8 persons)	—	—	—	—	—

(1)	Includes common units and subordinated units held directly by OTB Holdco, L.L.C., a wholly owned subsidiary of OTA. OTA is a wholly owned subsidiary of Oiltanking GmbH, which, in turn, is a wholly owned subsidiary of Marquard & Bahls AG, which is controlled by a four-person supervisory board. The address for OTA is 15631 Jacintoport Blvd., Houston, TX 77015.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, OTA will own, directly or indirectly,          common units and          subordinated units representing an aggregate approximately     % limited partner interest in us, and will own and control our general partner. OTA will also appoint all of the directors of our general partner, which will maintain a 2.0% general partner interest in us and be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Oiltanking Partners, L.P.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of their interests	• common units;

• subordinated units;

• 2.0% general partner interest; and

• our incentive distribution rights.

In addition, we will use a portion of the net proceeds from this offering to make a distribution to OTA and repay intercompany indebtedness owed to Oiltanking Finance B.V.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to our unitholders, including affiliates of our general partner, as the holders of an aggregate of common units and all of the subordinated units, and 2.0% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to a maximum of 48.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on the 2.0% general partner interest and approximately $ million on their common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we will enter into certain agreements with OTA, as described in more detail below.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement that will effect the transactions, including the transfer of the ownership interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P., and the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

In connection with the closing of this offering, we will enter into an omnibus agreement with affiliates of our general partner, including OTA, that will address certain aspects of our relationship with them, including:

•	our use of the name “Oiltanking” and related marks, and

•	certain indemnification obligations.

The omnibus agreement can be amended by written agreement of all parties to the agreement. However, the partnership may not agree to any amendment or modification that would, in the reasonable discretion of our general partner, be adverse in any material respect to the holders of our common units without prior approval of the conflicts committee. So long as OTA controls our general partner, the omnibus agreement will remain in full force and effect unless mutually terminated by the parties. If OTA ceases to control our general partner, the omnibus agreement will terminate, provided the indemnification obligations described below will remain in full force and effect in accordance with their terms.

OTA’s indemnification obligations will include certain liabilities relating to:

•	for a period of three years after the closing of this offering, OTA will indemnify us for environmental losses by reason of, or arising out of, any violation, event, circumstance, action, omission or condition associated with the operation of our assets prior to the closing of this offering, including: (i) any violation of or cost to correct a violation of any environmental laws, (ii) any environmental activity to address a release of hazardous substances and (iii) the release of, or exposure of any person to, any hazardous substance; provided, however, that (x) the aggregate liability of OTA for environmental losses shall not exceed $15.0 million in the aggregate and (y) OTA will only be liable to provide indemnification for environmental losses to the extent that the aggregate dollar amount of losses suffered by us exceed $500,000 in any particular year. In no event will OTA have any indemnification obligations under the omnibus agreement for any claim made as a result of additions to or modifications of current environmental laws enacted after the effective date of the omnibus agreement;

•	until 60 days after the applicable statute of limitations, any of our federal, state and local income tax liabilities attributable to the ownership and operation of our assets and the assets of our subsidiaries prior to the closing of this offering;

•	for a period of three years after the closing of this offering, the failure to have all necessary consents and governmental permits where such failure renders us unable to use and operate our assets in substantially the same manner in which they were used and operated immediately prior to the closing of this offering (subject to certain exceptions for the revocation or non-renewal of consents and governmental permits due to changes in laws, governmental regulations or certain other events outside of the control of the Oiltanking Group and our general partner); and

•	for a period of three years after the closing of this offering, our failure to have valid and indefeasible easement rights, rights-of-way, leasehold and/or fee ownership interest in the lands where our assets are located and such failure prevents us from using or operating our assets in substantially the same manner as operated immediately prior to the closing of this offering.

In no event will OTA be obligated to indemnify us for any claims, losses or expenses or income taxes referred to above to the extent either (i) reserved for in our financial statements as of December 31, 2011, or (ii) we recover any such amounts under available insurance coverage, from contractual rights or other recoveries against any third party.

In addition, we will also agree to indemnify OTA from any losses, costs or damages incurred by OTA that are attributable to the ownership and operation of our assets and the assets of our subsidiaries following the closing of this offering, subject to the same limitations on OTA’s indemnity to us.

OTA and its affiliates will not be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. OTA will be permitted to compete with us and may acquire or dispose of terminaling or other assets in the future without any obligation to offer us the opportunity to purchase those assets.

Services Agreement

In connection with the closing of this offering, we will enter into a services agreement with OTA or a wholly owned service subsidiary of OTA that will address certain aspects of our relationship with them, including:

•	the provision by OTA or its service subsidiary to us of certain general and administrative services and our agreement to reimburse OTA for such services;

•	the provision by OTA or its service subsidiary to us of such employees as may be necessary to operate and manage our business, and our agreement to reimburse OTA for the expenses associated with such employees; and

•	our continued use of certain areas of OTA’s office building in Houston, Texas, upon completion of this offering.

We will reimburse OTA or its service subsidiary for all reasonable costs and expenses incurred by it in connection with the performance of these services and will also reimburse OTA or its service subsidiary for any sales, use, excise, value added or similar taxes incurred by it in connection with the provision of the services and all insurance coverage expenses it incurs or payments it makes with respect to our assets.

The services agreement will also provide that OTA or its service subsidiary will provide specified employees to our general partner to provide our general partner with those services necessary to operate, manage, maintain and report the operating results of our assets. Such employees will be under the direction, supervision and control of our general partner and our general partner will reimburse OTA or its service subsidiary for all costs and expenses incurred by it in connection with the employees.

With respect to the provisions related to our continued use of the Houston office building, we anticipate that we will pay a fixed monthly fee that we believe is similar to what we would be charged by a third party.

The services agreement can be amended by written agreement of all parties to the agreement. However, we may not agree to any amendment or modification that would, in the reasonable discretion of our general partner, be adverse in any material respect to the holders of our common units without prior approval of the conflicts committee. So long as OTA controls our general partner, the services agreement will remain in full force and effect unless mutually terminated by the parties upon 180 days prior written notice.

Tax Sharing Agreement

Prior to the closing of this offering, we intend to enter into a tax sharing agreement with OTA pursuant to which we will reimburse OTA for our share of state and local income and other taxes borne by OTA as a result of our results being included in a combined or consolidated tax return filed by OTA with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to the tax that we (and our subsidiaries) would have paid had we not been included in a combined group with OTA. OTA may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax. However, we would nevertheless reimburse OTA for the tax we would have owed had the attributes not been available or used for our benefit, even though OTA had no cash expense for that period.

Other Transactions with Related Persons

Revenues Derived from Affiliates

We have historically engaged in certain transactions with other subsidiaries of OTA, as well as other companies that are related by common ownership. These transactions include revenue earned by us for providing storage and ancillary services at market rates to Matrix Marine Fuels, L.L.C., an indirect, wholly owned subsidiary of our ultimate foreign parent, Marquard & Bahls AG. Total revenues earned for these related party services were $2.4 million, $2.9 million and $3.3 million, for the years ended December 31, 2008, 2009 and 2010, respectively.

We also have earned revenues for providing certain centralized administrative services to OTA, Oiltanking Texas City, LP, Matrix Marine Fuels, LLC and Mabanaft USA, Inc., each of whom are indirect wholly owned subsidiaries of our ultimate foreign parent. The administrative services we provide include, among others, rental of administrative and operations office facilities, human resources, information technology, engineering, environmental and regulatory, treasury and certain financial services. Total revenues earned for these related party services were $2.1 million, $2.7 million and $2.4 million, for the years ended December 31, 2008, 2009 and 2010, respectively, which are classified as a reduction of selling, general and administrative expense. Following the completion of this offering, we do not anticipate that we will continue to provide these services, which will generally be provided to us by OTA and its subsidiaries through the omnibus agreement and services agreement.

Fees Paid to Affiliates

We have historically paid certain administrative fees to Oiltanking GmbH for various general and administrative services, which include, among others, risk management, environmental compliance, legal consulting, information technology, centralized cash management and certain treasury and financial services. Oiltanking GmbH allocates these costs to us using several factors, such as our tank capacity and total volumes handled. In management’s estimation, the costs incurred for these general and administrative costs approximate the amounts that would have been incurred for similar services performed by third-parties or our own employees. Total costs allocated to and paid by us were $2.3 million, $2.4 million and $2.6 million, for the years ended December 31, 2008, 2009 and 2010, respectively. In 2009 and 2010, $1.0 million and $0.4 million, respectively, of these costs related to engineering consulting were capitalized into construction-in-progress facilities.

We have historically paid annual maintenance and technical support costs for proprietary software owned by Oiltanking GmbH, which is used by us in performing terminaling services for their customers. Each terminal location is allocated a portion of the global Oiltanking Group maintenance costs based on the number of users located at each facility. Total costs paid by us were $0.8 million, $1.1 million and $0.9 million, for the years ended December 31, 2008, 2009 and 2010, respectively. In management’s estimation, the costs incurred for the annual maintenance and technical support costs related to the proprietary software approximate the amounts that would have been incurred for similar third party software programs for terminaling operations.

Upon completion of the offering, we anticipate that we will continue to be allocated certain administrative, maintenance and technical support costs by the Oiltanking Group, which we will pay to OTA or its service subsidiary pursuant to the terms of the services agreement.

Investments with Affiliates

From time to time, we have historically invested excess cash with Oiltanking Finance B.V. in short-term notes receivable at then-prevailing market rates. At December 31, 2010 we had a short term receivable of $12.9 million from Oiltanking Finance B.V., bearing interest at 0.34%.

Potential OTA Financial Support

OTA and other members of the Oiltanking Group may elect, but are not obligated, to provide financial support to us under certain circumstances, such as in connection with an acquisition or expansion capital project. Our partnership agreement contains provisions designed to facilitate the Oiltanking Group’s ability to provide us with financial support while reducing concerns regarding conflicts of interest by defining certain potential financing transactions between OTA and other members of the Oiltanking Group, including Oiltanking Finance B.V., on the one hand, and us, on the other hand, as fair to our unitholders. In that regard, the following forms of potential Oiltanking Group financial support will be deemed fair to our unitholders, and will not constitute a breach of any fiduciary or other duty by our general partner, if consummated on terms no less favorable than described below:

•	our issuance of common units to OTA or any of its affiliates at a price per common unit of no less than 95% of the trailing 10-day average closing price per common unit;

•	our borrowing of funds from OTA or any of its affiliates on terms that include a tenor of at least one year and no more than ten years and a fixed rate of interest that is no more than 200 basis points higher than the corresponding base rate, which is LIBOR for one year maturities and the USD swap rate for maturities of greater than one year and up to ten years; and

•	OTA and its affiliates may provide us or any of our subsidiaries with guaranties or trade credit support to support the ongoing operations of us or our subsidiaries; provided, that (i) the pricing of any such guaranties or trade credit support is no more than 100 basis points per annum and (ii) any such guaranties or trade credit support are limited to ordinary course obligations of us or our subsidiaries and do not extend to indebtedness for borrowed money or other obligations that could be characterized as debt.

We have no obligation to seek financing or support from OTA or any other member of the Oiltanking Group on the terms described above or to accept such financing or support if it is offered to us. In addition, neither OTA nor any other member of the Oiltanking Group will have any obligation to provide financial support under these or any other circumstances. The existence of these provisions will not preclude other forms of financial support from OTA or any other member of the Oiltanking Group, including financial support on significantly less favorable terms under circumstances in which such support appears to be in our best interests.

In addition, following the completion of our issuance of units in connection with an underwritten public offering, direct placement and/or private offering of common units, we may make a reasonably prompt redemption of a number of common units owned by OTA or its affiliates that is no greater than the aggregate number of common units issued to OTA or its affiliates pursuant to the provisions summarized in the first bullet above (taking into account any prior redemptions pursuant to the provisions summarized in this paragraph) at a price per common unit that is no greater than the price per common unit paid by the investors in such offering or placement, as applicable, less underwriting discounts and commissions or placement fees, if any. As with the transactions described in the bullets above, any such redemptions will be deemed fair to our unitholders and will not constitute a breach of any fiduciary or other duty owed to us by our general partner.

Term Borrowings

During 2003, Oiltanking GmbH enacted a policy of centrally financing the expansion and growth of its global holdings of terminaling subsidiaries and in 2008, established Oiltanking Finance B.V., a wholly owned finance company located in Amsterdam, The Netherlands. Oiltanking Finance B.V. now serves as the global bank for the Oiltanking Group’s terminal holdings, including ours, and arranges loans at market rates and terms for approved terminal construction projects. We believe that this relationship has historically provided us with access to debt capital on terms that are consistent with or better than what would have been available to us from third parties. We believe this relationship could continue to provide us with access to capital at competitive rates.

As of December 31, 2010 we had the following outstanding notes payable to Oiltanking Finance B.V. (in thousands):

December 31,
2010

5.93% Note due 2014	$12,800
6.81% Note due 2015	11,200
5.96% Note due 2017	12,500
6.63% Note due 2018	2,858
6.63% Note due 2018	15,000
6.88% Note due 2018	6,000
4.90% Note due 2018	24,000
4.90% Note due 2018	24,000
7.59% Note due 2018	4,000
6.78% Note due 2019	8,100
6.35% Note due 2019	12,600
7.45% Note due 2019	7,200
7.02% Note due 2020	8,000

Total debt	148,258
Less current portion	(18,757)

Total long-term debt	$129,501

Total required long-term debt principal repayments of the affiliated debt discussed above for the next five years and thereafter are as follows (in thousands):

Amount

2011	$18,757
2012	18,757
2013	18,757
2014	17,157
2015	14,357
Thereafter	60,473

Total	$148,258

Effective December 15, 2010, we entered into an additional agreement with Oiltanking Finance B.V., which provides for a maximum borrowing of $24 million, payable in semi-annual installments of $1.2 million, plus accrued interest, through December 15, 2021. The borrowings bear interest at the ten-year USD swap rate plus 2.5% per annum (3.52% at December 31, 2010). No borrowings have been made under this agreement. We expect that we will terminate this agreement, without penalty, in connection with the completion of this offering and our entry into the expected revolving line of credit with Oiltanking Finance B.V.

Upon the completion of this offering, we anticipate we will use a portion of the proceeds to repay approximately $125 million in borrowings from Oiltanking Finance B.V., with the following notes payable remaining outstanding:

Notes	Amount

6.78% Note due 2019	$8,100
7.45% Note due 2019	7,200
7.02% Note due 2020	8,000

Total debt	$23,300

We intend to use a portion of the net proceeds from this offering to reimburse Oiltanking Finance B.V. for approximately $      million of fees incurred in connection with our repayment of such indebtedness.

Certain of the debt agreements with Oiltanking Finance B.V. contain loan covenants that require us to maintain certain debt, leverage, and equity ratios and prohibit us from pledging our assets to third parties or incurring any indebtedness other than from Oiltanking Finance B.V. Specifically, the debt agreements require us to maintain (i) a Stockholders’ Equity Ratio (stockholders’ equity to non-current assets) of 30% or greater; (ii) a Debt Service Coverage Ratio (EBITDA to total debt service for such period) of 1.2 or greater; and (iii) a Leverage Ratio (liabilities for borrowings, derivative instruments and capital leases, net of subordinated loans and cash and cash equivalents, to EBITDA) of 3.75 or less. Concurrently with the completion of this offering, we expect to enter into a new $50.0 million line of credit with Oiltanking Finance B.V., which we expect will contain restrictions similar to the restrictions described in this paragraph.

Revolving Line of Credit

Concurrently with the closing of this offering, we intend to enter into a two-year, $50.0 million revolving line of credit with Oiltanking Finance B.V. The revolving line of credit will be available to fund working capital and to finance acquisitions and other expansion capital expenditures. The revolving credit committed amount may be increased by $75.0 million up to a total commitment of $125.0 million with the approval of Oiltanking Finance B.V. Borrowings under the revolving line of credit are expected to bear interest at LIBOR plus a margin of 2.00% and any unused portion of the revolving line of credit will be subject to a commitment fee of 0.50% per annum. We will pay an arrangement fee of $250,000 in connection with entering into the revolving line of credit. The maturity date of the revolving line of credit is expected to be June 30, 2013.

Transactions with Certain Officers and Directors

One of the directors of our general partner, David L. Griffis, is employed by and a shareholder of the law firm of Crain, Caton & James, P.C., a firm that has served as outside legal counsel for OTA and its affiliates for over 35 years. Fees for legal services paid to Crain, Caton & James, P.C. totaled $0.6 million, $0.9 million and $0.9 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors.

In the case of any sale of equity by us in which an owner or affiliate of an owner of our general partner participates, we anticipate that our practice will be to obtain approval of the board for the transaction. We anticipate that the board will typically delegate authority to set the specific terms to a pricing committee, consisting of the chief executive officer and one independent director. Actions by the pricing committee will require unanimous approval. Please see “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including OTA, on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of its fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. In connection with a situation involving a conflict of interest, any determination by our general partner involving the resolution of the conflict of interest must be made in good faith, provided that, if our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors that it determines in good faith to be appropriate when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to reasonably believe he is acting in the best interests of the partnership.

Conflicts of interest could arise in the situations described below, among others.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner or those activities incidental to its ownership of interests in us. Except as provided in our partnership agreement, affiliates of our general partner, including OTA and other members of the Oiltanking Group, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. OTA makes investments and purchases entities in the terminaling and tank storage businesses. These investments and acquisitions may include entities or assets that we would have been interested in acquiring. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to our general partner or any of its affiliates, including its executive officers, directors, OTA and other members of the Oiltanking Group. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us.

Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, OTA and other members of the Oiltanking Group may compete with us for investment opportunities and OTA and other members of the Oiltanking Group may own an interest in entities that compete with us on an operations basis.

Our general partner and its affiliates are allowed to take into account the interests of parties other than us in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples include our general partner’s limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of its fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. For example, our partnership agreement:

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	provides generally that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of the common unitholders must either be (1) on terms no less favorable to us than those generally provided to or available from unrelated third parties or (2) “fair and reasonable” to us, as determined by our general partner in good faith, provided that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement — Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $      million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common and subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all of our outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may borrow funds from us, or our operating company and its operating subsidiaries.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We will reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us, and it will charge on a fully allocated cost basis for services provided to us. The fully allocated basis charged by our general partner does not include a profit component. Please read “Certain Relationships and Related Transactions.”

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering, will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering may not be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any such transactions entered into after the closing of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any of its or its affiliates’ facilities or assets, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of the outstanding common units.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may be required to sell his common units at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Our general partner controls the enforcement of its and its affiliates’ obligations to us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the common unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the common unitholders, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner that is beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest that are not approved by a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to, or available from, unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners. The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of units representing limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

           will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized in March 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that without the approval of unitholders holding at least 90% of the outstanding units (including units held by our general partner and its affiliates) voting as a single class, our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of crude oil, refined petroleum products and liquified petroleum gas storage, terminaling and transportation, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “— Issuance of Additional Interests.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes;

•	after the subordination period, the approval of a majority of the common units, voting as a single class.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2021 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2021. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “— Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “— Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; and

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in one state and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Upon issuance of additional partnership interests (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to OTA upon expiration of the option to purchase additional common units, the issuance of partnership interests issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership interests upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately     % of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction. If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to          , 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after          , 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own     % of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•	all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity,

our general partner may not transfer all or any of its general partner interest to another person prior to          , 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may, at any time, transfer common units or subordinated units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, the owners of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units or incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove OTLP GP, LLC as our general partner or from otherwise changing our management. Please read “— Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “— Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under ‘‘— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a manager, managing member, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•	any person who is or was serving as a manager, managing member, director, officer, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 90 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 45 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for U.S. federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and in filing his U.S. federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership and related amendments and any powers of attorney under which they have been executed;

•	information regarding the status of our business and our financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with OTA. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to OTA and the common units issuable upon the conversion of the subordinated units upon request of OTA. In addition, the registration rights agreement gives OTA piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of OTA and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, OTA will own, directly or indirectly, an aggregate of           common units and           subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Interests.”

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and OTA have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to the partnership and its subsidiaries.

This section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currencies are the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult, and depend upon, such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of its units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

All statements of law and legal conclusions, but no statement of fact, contained in this section, except as described below or otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Units — Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof, (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property and (v) gains from the sale or

other disposition of capital assets held for the production of qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their units. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our units. In addition, any distribution made to a unitholder would be treated as (i) a taxable dividend income to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our units, and thereafter (iii) taxable capital gain.

The remainder of this discussion assumes that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our corporate operating subsidiary, we will not pay any federal income tax. Rather, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	the earnings from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount it paid for those units plus its initial share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “— Disposition of Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease the unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

The deduction by a unitholder of its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment.

A unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions as a result of a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the relevant unitholder’s identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and our unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated first among the general partner and our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of such distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantially economic effect, it will be reallocated to our unitholders the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including:

•	our partners’ relative contributions to us;

•	the interests of all of our partners in our profits and losses;

•	the interest of all of our partners in our cash flow; and

•	the rights of all of our partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in ‘‘— Section 754 Election” and “— Disposition of Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will substantial economic effect.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the unitholder, and (ii) any cash distributions received by the unitholder as to those units would be fully taxable, possibly as ordinary income.

Due to lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of our units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

If a unitholder is subject to federal alternative minimum tax, such tax will apply to such unitholder’s distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their alternative minimum tax liability.

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code, such as our storage assets, may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “— Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to this offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”

The costs we incurred in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units.

Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferee

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss” above and “— Tax Consequences of Unit Ownership — Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

Neither we, nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to its returns.

Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on their returns. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax return) would be audited by the IRS. Please read “— Administrative Matters — Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Administrative Matters — Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the unitholder is a resident. We currently conduct business or own property only in Texas, which imposes an income tax on corporations and other entities but does not impose a personal income tax. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

INVESTMENT IN OILTANKING PARTNERS, L.P. BY
EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences — Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan or IRA.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an “operating company” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, and IRAs that are subject to ERISA or Section 4975 of the Internal Revenue Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Common
Underwriter	Units

Citigroup Global Markets Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per common unit. If all the common units are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Citigroup Global Markets Inc. has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our general partner, our general partner’s officers and directors and our affiliates, including OTA, and their officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to     % of the common units for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of our officers and directors who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying common units through the directed unit program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citi, dispose of or hedge any common units or any securities convertible into or exchangeable for our common stock with respect to common units purchased in the program. For certain officers and directors purchasing common units through the directed unit program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between us and Citi. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We intend to apply to have our common units listed on the NYSE under the symbol “OTLP.”

The following table shows the underwriting discounts and commission that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Oiltanking Partners, L.P.
	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$

We will pay Citigroup Global Markets Inc. a structuring fee equal to     % of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of common units either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the expenses of the offering, not including the underwriting discount, will be approximately $     , all of which will be paid by us.

Citi and its affiliates have engaged, and may in the future engage, in commercial banking, investment banking and advisory services for us from time to time in the ordinary course of their business for which they have received customary fees and reimbursement of expenses.

We, our general partner and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The financial statements of Oiltanking Predecessor as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Oiltanking Partners, L.P. as of March 14, 2011 (date of inception) included in this prospectus has been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website address on the Internet will be www.oiltankingpartners.com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	changes in the long-term supply and demand of crude oil, refined petroleum products and liquified petroleum gas in the markets in which we operate;

•	actions taken by our customers, competitors, and third party operators;

•	changes in the availability and cost of capital;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations;

•	the effects of future litigation; and

•	certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

OILTANKING PARTNERS, L.P.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

INTRODUCTION

In connection with the closing of this offering, Oiltanking Holding Americas, Inc. (“OTA”) will contribute all of the outstanding equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. (collectively “Oiltanking Predecessor”) to Oiltanking Partners, L.P., a newly formed Delaware limited partnership (the “Partnership”).

The accompanying unaudited pro forma condensed combined financial statements give pro forma effect to:

•	the contribution by OTA of its partnership interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us;

•	the issuance by us to OTA of common units and subordinated units;

•	the issuance by us to our general partner of a 2.0% general partner interest in us and incentive distribution rights;

•	the issuance by us to the public of common units and the application of proceeds therefrom;

•	the change in sponsor of the postretirement benefit plan from Oiltanking Houston, L.P. to OTA;

•	the elimination of certain assets not contributed by us;

•	the change in tax status of Oiltanking Houston, L.P. to a non-taxable entity; and

•	the elimination of historical interest expense associated with the repayment of intercompany indebtedness to Oiltanking Finance B.V. in the amount of approximately $125 million from the net proceeds of the offering.

The unaudited pro forma condensed combined balance sheet assumes the events listed above occurred as of December 31, 2010. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2010 assumes the events listed above occurred as of January 1, 2010. All of the assets, liabilities and operations of Oiltanking Predecessor contributed to Oiltanking Partners, L.P. will be recorded retroactively as a reorganization of entities under common control.

The unaudited pro forma condensed combined financial statements have been prepared on the basis that Oiltanking Partners, L.P. will be treated as a partnership for federal tax purposes.

The accompanying unaudited pro forma condensed combined financial statements of Oiltanking Partners, L.P. should be read together with the historical combined financial statements of Oiltanking Predecessor included elsewhere in this prospectus. The accompanying unaudited pro forma condensed combined financial statements of Oiltanking Partners, L.P. were derived by making certain adjustments to the historical combined financial statements of Oiltanking Predecessor. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual effects of the events may differ from the pro forma adjustments. However, management believes the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the formation, offering, and related events as currently contemplated and that the unaudited pro forma adjustments are factually supportable and give appropriate effect to the expected impact of events that are directly attributable to the formation and offering.

The unaudited pro forma condensed combined financial statements of Oiltanking Partners, L.P., are not necessarily indicative of the results that actually would have occurred if Oiltanking Partners, L.P., had completed the offering on the dates indicated or which could be achieved in the future because they do not reflect all of the operating expenses that Oiltanking Partners, L.P. expects to incur in the future.

OILTANKING PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2010

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands)

ASSETS
Current assets
Cash and cash equivalents	$8,746	$183,000	B	$13,496
		(44,000	)B(i)
		(124,958	)B(ii)
		(4,042	)B(iii)
		(250	)E
		(5,000	)F
Receivables:
Trade	7,573	(5,000	)F	2,573
Affiliates	5,708	—		5,708
Refundable federal income taxes due from parent	2,964	—		2,964
Other	466	—		466
Note receivable, affiliate	12,903	—		12,903
Prepaid expenses and other	1,584	—		1,584
Deferred tax assets	349	(349	)D	—

Total current assets	40,293	(599)		39,694
Property, plant and equipment, less accumulated depreciation	265,616	(6,328	)F	259,288
Other assets	4,560	250	E	4,810

Total assets	$310,469	$(6,677)		$303,792

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable and accrued expenses	$16,940	$(82	)C	$16,858
Current maturities of long-term debt, affiliates	18,757	(16,257	)B(ii)	2,500
Accounts payable, affiliates	3,706	—		3,706

Total current liabilities	39,403	(16,339)		23,064
Long-term debt, affiliates, less current maturities	129,501	(108,701	)B(ii)	20,800
Deferred compensation	3,033	—		3,033
Accumulated postretirement benefit obligation	7,952	(7,952	)C	—
Deferred revenue	3,314	—		3,314
Deferred income taxes	23,217	(23,217	)D	—

Total liabilities	206,420	(156,209)		50,211

Partners’ Capital
Partners’ capital	104,049	(70,581	)A	253,581
		(44,000	)B(i)
		(4,042	)B(iii)
		8,034	C
		22,868	D
		(6,328	)F
		(10,000	)F
		183,000	B
		70,581	A
Held by public:
Common units
Held by general partner and affiliates:
Common units
Subordinated units
General partner interest

Total Partners’ capital	104,049	149,532		253,581

Total Liabilities and Partners’ Capital	$310,469	$(6,677)		$303,792

The accompanying notes are an integral part of these Pro Forma Condensed Combined Financial Statements.

OILTANKING PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands, except unit and
	per unit amounts)

Revenues	$116,450	$—			$116,450

Operating costs and expenses:
Operating	32,415	—			32,415
Depreciation and amortization	15,579	(573	)G		15,006
Selling, general and administrative	15,775	(1,265	)K		14,510
Gain on disposal of fixed assets	(339)	—			(339)
Gain on property casualty indemnification	(4,688)	—			(4,688)
Loss on impairment of assets	46	—			46

Total Operating Costs and Expenses	58,788	(1,838)			56,950

Operating Income	57,662	1,838			59,500

Other income (expense):
Interest expense	(9,538)	8,000	H		(1,913)
		(375	)I
Interest income	74	—			74
Other income	1,100	—			1,100

Total Other Expense, Net	(8,364)	7,625			(739)

Income From Operations Before Income Tax Expense	49,298	9,463			58,761

Income Tax Expense
Current	7,527	(7,336	)J		191
Deferred	3,956	(3,956	)J		—

Total Income Tax Expense	11,483	(11,292)			191

Net Income	$37,815	$20,755			$58,570

General partner interest in net income				$
Common unitholders’ interest in net income				$
Subordinated unitholders’ interest in net income				$
Net income per common unit (basic and diluted)				$
Net income per subordinated unit (basic and diluted)				$
Weighted-average number of limited partners’ units outstanding
Common units
Subordinated units

The accompanying notes are an integral part of these Pro Forma Condensed Combined Financial Statements.

OILTANKING PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma condensed combined balance sheet of Oiltanking Partners, L.P. (“Oiltanking Partners”) as of December 31, 2010, and the related unaudited pro forma condensed combined statement of income for the year ended December 31, 2010 are derived from the historical combined financial statements of Oiltanking Predecessor included elsewhere in the prospectus.

The unaudited pro forma condensed combined financial statements reflect the contribution by OTA of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to Oiltanking Partners as well as the other transactions discussed in Notes 2 and 3. As the contribution of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. will be a reorganization of entities under common control, the pro forma condensed combined financial statements reflect the historical carrying amount of the net assets of Oiltanking Predecessor.

The pro forma adjustments included herein assume no exercise of underwriters’ option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase          additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to OTA for no consideration other than OTA’s contribution of assets to us in connection with the closing of this offering. If the underwriters exercise their option to purchase           additional common units in full, the additional net proceeds would be approximately $      million (based upon the midpoint of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a distribution to OTA. If the underwriters do not exercise their option to purchase          additional common units, we will issue           common units to OTA upon the option’s expiration for no additional consideration.

Upon completion of this offering, Oiltanking Partners anticipates incurring incremental general and administrative expenses related to operating as a public entity (e.g., additional cost of tax return preparation, directors’ and officers’ insurance, annual and quarterly reports to unitholders, stock exchange listing fees and registrar and transfer agent fees) in an annual amount of approximately $3 million. The unaudited pro forma condensed combined financial statements do not reflect these incremental general and administrative expenses.

2.	Pro Forma Balance Sheet Adjustments

The following adjustments to the pro forma condensed combined balance sheet assume the following transactions occurred on December 31, 2010:

A. Reflects the contribution by OTA Holdings of its ownership of Oiltanking Predecessor in exchange for:

(i) $      million for           common units of Oiltanking Partners (          common units if the underwriters exercise their option to purchase          additional common units in full);

(ii) $      million for           subordinated units of Oiltanking Partners; and

(iii) $      million for the 2% general partner interest of Oiltanking Partners.

B. Reflects the estimated net proceeds to the Partnership of $183 million from the issuance of           common units at an assumed initial public offering price of $      per common unit, net of underwriters’ discounts and commissions and offering expenses of approximately $17 million. Oiltanking Partners will use the net proceeds of $183 million as follows:

(i) to make a $44 million distribution to OTA;

(ii) to repay borrowings of $125 million;

OILTANKING PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

(iii) to reimburse Oiltanking Finance B.V. for approximately $4.0 million of fees incurred in connection with the repayment of borrowings described in B(ii) above; and

(iv) to retain $10 million for general company purposes.

C. Oiltanking Predecessor historically sponsored a non-pension postretirement benefit plan for the employees of all entities owned by OTA. In connection with the offering, the benefit plan and associated liabilities will be transferred to OTA. This adjustment reflects the elimination of the accumulated projected benefit obligation resulting from the change in plan sponsor as if Oiltanking Partners historically was participating in a multiemployer benefit plan.

D. Reflects the change in the tax status whereby Oiltanking Partners will not be subject to federal or state income taxes except for Texas margin tax. Upon the change in tax status, Oiltanking Partners will recognize a non-recurring gain related to the elimination of the deferred tax positions. Given the non-recurring nature of the tax adjustment, this adjustment has not been reflected in the accompanying pro forma condensed combined statement of income.

E. Represents the capitalization as debt issue cost a $0.25 million arrangement fee incurred to establish the credit new facility.

F. Reflects an adjustment to remove certain assets that will not be contributed to Oiltanking Partners.

3.	Pro Forma Statements of Income Adjustments

The following adjustments to the condensed combined pro forma statement of income assume the above-noted transactions occurred as of January 1, 2010:

G. Reflects the elimination of depreciation expense related to the assets that will not be contributed to Oiltanking Partners as described above in adjustment F.

H. Reflects the elimination of $8.0 million of interest expense relating to the previous indebtedness repaid as described (B)(ii) above.

I. Reflects the inclusion of a commitment fee of $0.25 million related to the unused balance under the $50 million maximum availability using a fee of 0.5% applicable to such unused balances and amortization of $0.13 million associated with the capitalized arrangement fee, as described above in adjustment F, recognized over the two-year term of the credit facility.

J. Oiltanking Houston, L.P. historically has elected to be taxed as a corporation, and the historical combined financial statements of Oiltanking Predecessor include U.S. federal and state income tax expenses that Oiltanking Houston, L.P. historically has recorded as if it filed a separate tax return. Due to our status as a partnership, we will not be subject to U.S. federal income tax and certain state income taxes in the future. This adjustment reflects the change in the tax status whereby Oiltanking Partners will not be subject to federal or state income taxes except for Texas margin tax.

K. This adjustment reflects the reduction in the net periodic benefit cost, resulting from the change in plan sponsor, as if Oiltanking Partners historically was participating in a multiemployer benefit plan.

4.	Pro Forma Net Earnings per Unit

Pro forma net income per unit is determined by dividing the pro forma net earnings available to common and subordinated unitholders of Oiltanking Partners by the number of common and subordinated units to be issued to OTA in exchange for all of the outstanding equity interests in Oiltanking Houston, L.P. and

OILTANKING PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

Oiltanking Beaumont Partners, L.P. plus the number of common units expected to be sold to fund the distribution and debt repayment. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be          units and           units, respectively. If the underwriters exercise their option to purchase additional common units in full, the total number of common units outstanding on a pro forma basis will not change. If the incentive distribution rights to be issued to our general partner had been outstanding from January 1, 2010, then based on the amount of pro forma net income for the year ended December 31, 2010, no distribution to our general partner would have been made. Accordingly, no effect has been given to the incentive distribution rights in computing pro forma earnings per common unit for the year ended December 31, 2010.

All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net earnings per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the offering.

Report of Independent Registered Public Accounting Firm

Board of Directors and Partners
Oiltanking Partners, L.P.

We have audited the accompanying balance sheet of Oiltanking Partners, L.P. as of March 14, 2011 (date of inception). This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Oiltanking Partners, L.P. at March 14, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO USA, LLP

Houston, Texas
March 28, 2011

OILTANKING PARTNERS, L.P.

BALANCE SHEET AS OF MARCH 14, 2011

Assets	$—

Total Assets	$—

Partners’ Equity
Limited Partner’s Equity	$980
General Partner’s Equity	20
Receivables from Partners	(1,000)

Total Partners’ Equity	$—

The accompanying notes are an integral part of this balance sheet.

OILTANKING PARTNERS, L.P.

NOTES TO BALANCE SHEET

1.	Nature of Operations

Oiltanking Partners, L.P. (the “Partnership”) is a Delaware limited partnership formed on March 14, 2011. The Partnership was formed to engage in the terminaling, storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas.

Oiltanking Holding Americas, Inc. has committed to contribute $980 to the Partnership in exchange for a 98% limited partner interest and OTLP GP, LLC has committed to contribute $20 in exchange for a 2% general partner interest. These contributions receivable are reflected as a reduction to equity in accordance with generally accepted accounting principles. The accompanying financial statements reflect the financial position of the Partnership immediately subsequent to this initial capitalization. There have been no other transactions involving the Partnership as of March 14, 2011. OTLP GP, LLC will serve as the general partner of the Partnership.

2.	Subsequent Events

Management of the Partnership evaluated subsequent events through March 28, 2011, which is the date the balance sheet was available to be issued.

Report of Independent Registered Public Accounting Firm

Board of Directors and Partners
Oiltanking Houston, L.P. and
Oiltanking Beaumont Partners, L.P.
Houston, Texas

We have audited the accompanying combined balance sheets of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. as of December 31, 2009 and 2010 and the related combined statements of income and comprehensive income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnerships’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnerships are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnerships’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO USA, LLP

Houston, Texas
March 28, 2011

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010

	2009	2010
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$5,856	$8,746
Receivables:
Trade	5,195	7,573
Affiliates (Note 3)	10,406	5,708
Refundable federal income taxes due from parent (Note 3)	5,785	2,964
Other	2,364	466
Note receivable, affiliate (Note 3)	—	12,903
Prepaid expenses and other	685	1,584
Deferred tax assets (Notes 3 and 7)	339	349

Total current assets	30,630	40,293
Property, plant and equipment, less accumulated depreciation (Note 4)	268,057	265,616
Other assets (Note 5)	4,813	4,560

Total Assets	$303,500	$310,469

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable and accrued expenses (Notes 3 and 6)	$14,027	$16,940
Current maturities of long-term debt, affiliates (Note 3)	22,057	18,757
Accounts payable, affiliates (Note 3)	4,395	3,706

Total current liabilities	40,479	39,403
Long-term debt, affiliates, less current maturities (Note 3)	142,158	129,501
Deferred compensation (Note 8)	3,103	3,033
Accumulated postretirement benefit obligation (Note 10)	6,448	7,952
Deferred revenue (Note 11)	1,886	3,314
Deferred income taxes (Notes 3 and 7)	19,330	23,217

Total liabilities	213,404	206,420

Commitments and contingencies (Note 17)	—	—
Partners’ capital
Limited partners’ interest	90,636	104,595
General partners’ interest	915	1,056
Accumulated other comprehensive loss	(1,455)	(1,602)

Total partners’ capital	90,096	104,049

Total Liabilities and Partners’ Capital	$303,500	$310,469

The accompanying notes are an integral part of these combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010
	(In thousands)

Revenues (Note 3)	$79,112	$100,840	$116,450

Operating costs and expenses:
Operating	29,437	29,158	32,415
Depreciation and amortization	12,854	14,191	15,579
Selling, general and administrative (Note 3)	9,709	13,830	15,775
(Gain) loss on disposal of fixed assets	(4)	96	(339)
Gain on property casualty indemnification	—	—	(4,688)
Loss on impairment of assets	213	155	46

Total Operating Costs and Expenses	52,209	57,430	58,788

Operating Income	26,903	43,410	57,662

Other income (expense):
Interest expense (Notes 3 and 12)	(7,356)	(8,401)	(9,538)
Interest income (Note 3)	116	98	74
Other income (expense) (Note 13)	(912)	491	1,100

Total Other Expense, Net	(8,152)	(7,812)	(8,364)

Income Before Income Tax Expense	18,751	35,598	49,298

Income tax expense (Notes 3 and 7):
Current	3,202	5,579	7,527
Deferred	2,964	4,903	3,956

Total Income Tax Expense	6,166	10,482	11,483

Net Income	12,585	25,116	37,815
Postretirement benefit plan adjustment, net of $88, $59, and $79 tax benefit, respectively	(164)	(111)	(147)

Total Comprehensive Income	$12,421	$25,005	$37,668

The accompanying notes are an integral part of these combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

COMBINED STATEMENTS OF PARTNERS’ CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2008, 2008 AND 2010

			Accumulated
	Limited	General	Other
	Partners’	Partners’	Comprehensive
	Interest	Interest	Loss	Total
	(In thousands)

Balance, December 31, 2007	$57,435	$580	$(1,180)	$56,835
Postretirement benefit plan adjustment, net of $88 tax benefit	—	—	(164)	(164)
Distributions to partners	(262)	(3)		(265)
Net income	12,459	126	—	12,585

Balance, December 31, 2008	69,632	703	(1,344)	68,991
Postretirement benefit plan adjustment, net of $59 tax benefit	—	—	(111)	(111)
Distributions to partners	(21,780)	(220)	—	(22,000)
Partners’ cash contributions	17,919	181	—	18,100
Net income	24,865	251	—	25,116

Balance, December 31, 2009	90,636	915	(1,455)	90,096
Postretirement benefit plan adjustment, net of $79 tax benefit	—	—	(147)	(147)
Distributions declared to partners, $23,737 distributed	(25,480)	(257)	—	(25,737)
Partner’s non-cash contribution — land	2,002	20	—	2,022
Net income	37,437	378	—	37,815

Balance, December 31, 2010	$104,595	$1,056	$(1,602)	$104,049

The accompanying notes are an integral part of these combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010
	(In thousands)

Cash Flows From Operating Activities:
Net income	$12,585	$25,116	$37,815
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	12,854	14,191	15,579
Deferred income taxes	2,964	4,903	3,956
Postretirement net periodic benefit cost	1,104	1,219	1,265
Impairment of assets	213	155	46
Unrealized appreciation of investment in mutual funds	—	—	(124)
(Increase) decrease in cash surrender value of life insurance policies	1,092	(471)	(39)
(Gain) loss on disposal of fixed assets	(4)	96	(339)
Gain on property casualty indemnification	—	—	(4,688)
Changes in assets and liabilities:
Trade and other receivables	(226)	(990)	(1,409)
Refundable income taxes	(4,272)	(1,242)	2,821
Prepaid expenses and other assets	(115)	1,129	(498)
Accounts receivable/payable, affiliates	1,366	(8,642)	2,009
Accounts payable and accrued expenses	949	(3,459)	2,638
Deferred compensation	(1,333)	402	6
Deferred revenue	(155)	(154)	1,640

Net cash provided by operating activities	27,022	32,253	60,678

Cash Flows From Investing Activities:
Issuance of notes receivable	—	—	(51,500)
Collections of notes receivable	—	—	26,500
Payments for purchase of property, plant and equipment	(64,468)	(34,479)	(11,167)
Proceeds from sale of property, plant and equipment	33	10	359
Proceeds from property casualty indemnification	—	—	5,617
Proceeds from surrender of life insurance policies	—	—	2,525
Payments for purchase of mutual funds	—	—	(2,525)

Net cash used in investing activities	(64,435)	(34,469)	(30,191)

Cash Flows From Financing Activities:
Borrowings under notes payable, affiliates	151,000	28,000	6,000
Payments under notes payable, affiliates	(105,177)	(20,857)	(19,860)
Payments on long term debt	(6,000)	—	—
Contributions from partners	—	18,100	—
Distributions to partners	(265)	(22,000)	(13,737)

Net cash provided by (used in) financing activities	39,558	3,243	(27,597)

Net increase in cash and cash equivalents	2,145	1,027	2,890
Cash and cash equivalents at beginning of year	2,684	4,829	5,856

Cash and cash equivalents at end of year	$4,829	$5,856	$8,746

The accompanying notes are an integral part of these combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
(In thousands)

1.	Business and Basis of Presentation

The accompanying combined financial statements and related notes present the accounts of Oiltanking Houston, L.P. (“OTH”) and Oiltanking Beaumont Partners, L.P. (“OTB”) (combined, the “Partnerships”), which are wholly owned subsidiaries of Oiltanking Holding Americas, Inc. (“OTA”). OTA is a wholly owned subsidiary of Oiltanking GmbH. The Partnerships are engaged primarily in the storage, terminaling and transportation of crude oil and petroleum products in the Houston and Beaumont, Texas areas. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant transactions and balances between OTH and OTB have been eliminated in combination.

At December 31, 2009 and 2010, partners’ capital for OTH and OTB is as follows:

	2009		2010

	OTB	OTH	OTB	OTH

Limited partners’ interest	$43,820	$46,816	$46,228	$58,367
General partner’s interest	443	472	467	589
Accumulated other comprehensive loss	—	(1,455)	—	(1,602)

	$44,263	$45,833	$46,695	$57,354

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Partnerships’ financial statements in conformity with GAAP requires management to make extensive use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The Partnerships base their estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While the Partnerships believe that the estimates and assumptions used in the preparation of the combined financial statements are appropriate, actual results could differ from those estimates.

Revenue Recognition

The Partnerships provide integrated storage, throughput and ancillary services for third-party companies engaged in the production, distribution and marketing of crude oil, refined petroleum products and liquified petroleum gas. The Partnerships generate revenues through the provision of fee-based services to their customers under a combination of multi-year and month-to-month agreements. Certain agreements contain “take-or-pay” provisions whereby the Partnerships are entitled to a minimum throughput or storage fee. The Partnerships recognize revenues when the service is provided, the crude oil, refined petroleum products and liquefied petroleum gas are handled or when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the contracts.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

The Partnerships recognize revenues in accordance with applicable accounting standards including ASC 605 “Revenue Recognition.” The Partnerships’ assessment of each of the four revenue recognition criteria as they relate to their revenue producing activities is as follows:

•	Persuasive Evidence of an Arrangement Exists. The Partnerships’ customary practices are to enter into a written contract, executed by both the customer and the Partnerships.

•	Service is Provided. The Partnerships consider services provided when the crude oil, refined petroleum products and liquefied petroleum gas are shipped through, delivered by or stored in their pipelines, terminals and storage facilities, as applicable.

•	Fixed or Determinable Fee. The Partnerships negotiate the fees for their services at the outset of their fee-based agreements. Under certain contracts, the fees generally are due in advance on the first of the month. For other agreements, the amount of revenue is determinable after services are provided and volumes handled can be measured.

•	Collection is Deemed Probable. Collectability is evaluated on a customer-by-customer basis. The Partnerships conduct a credit review for all customers at the inception of a new agreement to determine the creditworthiness of potential and existing customers. Collection is deemed probable if the Partnerships expect that the customer will be able to pay amounts under the agreement as payments become due. If the Partnerships determine that collection is not probable, revenues are deferred and recognized upon cash collection.

We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are customer obligations due under agreed-upon trade terms. The Partnerships regularly perform credit evaluations of their customers and generally do not require collateral. Management regularly reviews trade accounts receivable to determine if any receivables could potentially be uncollectible, and if so, includes a determined amount in the allowance for doubtful accounts. Based on the information available, management believes no allowance for doubtful accounts is needed at December 31, 2009 or 2010. However, actual write-offs may occur.

Other Receivables

Other receivables include employee receivables, insurance proceeds, funds held in escrow, and unbilled reimbursable costs, which management believes have minimal credit risk.

Property, Plant and Equipment

Property, plant and equipment are stated at the lower of historical cost less accumulated depreciation or fair value less accumulated depreciation, if impaired. The Partnerships capitalize all direct and indirect construction costs and related interest. Indirect construction costs include general engineering, taxes and the cost of funds used during construction. Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property, plant and equipment, are also capitalized. The costs of repairs, minor replacements and maintenance projects which do not increase the original efficiency, productivity or capacity of property, plant and equipment, are expensed as incurred.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Property, plant and equipment are depreciated using the straight-line method, over the estimated useful life of each asset as follows:

Estimated Life
in Years

Office Facilities	4 to 40
Production Facilities	10 to 40
Rights-of-way	10 to 15

The Partnerships assign asset lives based on reasonable estimates when an asset is placed into service. Subsequent events could cause us to change our estimates, which would impact the future calculation of depreciation expense.

Interest Capitalized

Interest on borrowed funds is capitalized on projects during construction based on the weighted-average interest rate of our debt. The Partnerships capitalize interest on all construction projects requiring a completion period of six months or longer and total projects costs of $1,000 or greater.

Debt Issuance Costs

Costs incurred to issue debt are deferred and amortized over the life of the associated debt instrument using the effective interest method.

Impairment Assessment of Long-Lived Assets

In accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Partnerships continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets, including property and equipment, may warrant revision or that the carrying value of these assets may be impaired. The Partnerships evaluate the potential impairment of long-lived assets based on undiscounted cash flow expectations for the related asset relative to its carrying value. These future estimates are based on historical results, adjusted to reflect the Partnerships’ best estimates of future market and operating conditions. Actual results may vary materially from the Partnerships’ estimates, and accordingly may cause a full impairment of the long-lived assets. If a long-lived asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using a discounted future cash flows analysis. During the years ended December 31, 2008, 2009 and 2010, the Partnerships recorded impairments totaling approximately $213, $155 and $46, respectively.

Environmental Matters

Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration, environmental remediation, cleanup or other obligations are either known or considered probable and can be reasonably estimated. At December 31, 2009 and 2010, the Partnerships had no accruals for environmental obligations.

Contingencies

Certain conditions may exist as of the date our combined financial statements are issued that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of liability can be estimated, then the estimated liability is accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Cash and Cash Equivalents

The Partnerships consider all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2009 and 2010 cash and cash equivalents comprised of cash held in banks.

Investments

The Partnerships hold mutual funds and life insurance policies with cash surrender values in conjunction with their deferred compensation plan. The investments are carried at fair value, with unrealized gains and losses reported as other income (expense). See Notes 8 and 9 for additional information.

Fair Value Measurements

In accordance with ASC 820, fair value measurements are derived using inputs and assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. A financial asset’s or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Partnerships’ only assets and liabilities that fell under the scope of ASC 820 were those associated with the deferred compensation plan established. See Notes 8 and 9 for additional information.

Fair Values of Financial Instruments

The fair values of the Partnerships’ financial instruments that are not carried at fair value and the methodology for estimating these fair values are as follows:

Cash and Cash Equivalents, Trade Receivables, Other Current Assets, Accounts Payable, Accrued Expenses, and Other Current Liabilities.  These financial instruments are carried at cost which approximates fair value due to their short-term nature.

Long-Term Debt.  Based on borrowing rates currently available to the Partnerships for loans with similar terms, the carrying values of long-term debt approximate fair value.

The methods described above may produce fair value estimates that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Partnerships believe their valuation

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

methods are appropriate and consistent with the values that would be determined by market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Postretirement Benefit Plan Obligations

OTH sponsors an unfunded multi-employer postretirement healthcare benefit plan, covering employees and retirees of OTH, OTB and other subsidiaries of OTA. Because OTH is the primary obligor, the postretirement benefit liabilities represent the present value of all of the benefit obligations of the plan. Postretirement benefit costs are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities related to this plan. These factors include assumptions management makes with regards to interest rates, rates of increase in health care costs, and employee turnover rates, among others. Management reviews and updates these assumptions on an annual basis. The actuarial assumptions that are used may differ from actual results due to changing market rates or other factors. These differences could impact the amount of postretirement benefit expense recorded.

Deferred Compensation

The Partnerships established and maintain an unfunded, nonqualified deferred compensation plan for a select group of management or highly compensated employees. The purpose of the deferred compensation plan is to permit designated employees to accumulate additional retirement income through a nonqualified deferred compensation plan that enables them to defer compensation to which they will become entitled in the future.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of postretirement benefit plan costs not recognized in earnings, and is reflected net of the related income tax effects.

Income Taxes

No provision for U.S. federal income taxes has been made in the Partnerships’ financial statements related to the operations of OTB, as OTB is treated as a partnership not subject to federal income tax and the tax effects of OTB’s operations are included in the consolidated federal income tax return of OTA. OTH also is included in the consolidated federal income tax return of OTA, but has elected to be treated as a taxable entity for tax purposes. Income taxes for OTH are calculated as if OTH had filed a return on a separate company basis utilizing a statutory rate of 35%. Deferred income taxes result from temporary differences between the tax basis of the assets and liabilities and the amounts reported in OTH’s financial statements. Refundable federal income taxes due from parent represent the excess of the taxes paid by OTH over its tax liabilities computed on a separate return basis.

The financial statement benefit of an uncertain tax position is recognized only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a “more-likely-than-not” threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. The Partnerships recognize interest and other charges relating to unrecognized tax benefits as additional tax expense.

Effective January 1, 2007, the Texas margin tax applied to legal entities conducting business in Texas, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

margin tax is based on our Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax.

Asset Retirement Obligation

We record asset retirement obligations under the provisions of ASC 410-20, Asset Retirement and Environmental Obligations — Asset Retirement Obligations. ASC 410-20 requires the fair value of a liability related to the retirement of long-lived assets be recorded at the time a legal obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Over time, the liability is accreted to its future value, with the accretion recorded to expense. ASC 410-20 further clarifies that where there is an obligation to perform an asset retirement activity, even though uncertainties exist about the timing or method of settlement, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be determined.

Our operating assets generally consist of storage tanks and underground pipelines and related facilities along rights-of-way and related facilities. Our right-of-way agreements typically do not require the dismantling, removal and reclamation of the right-of-way upon permanent removal of the pipelines and related facilities from service. Additionally, management is unable to predict when, or if, our pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, we have not recorded a liability or corresponding asset in conjunction with ASC 410-20 as both the amounts and timing of such potential future costs are indeterminable.

Segment Reporting

The Partnerships have one reportable segment. The aggregation of operating segments into one reportable segment requires management to evaluate whether there are similar expected long-term economic characteristics for each operating segment, and is an area of significant judgment. If the expected long-term economic characteristics of our operating segments were to become dissimilar, then we could be required to re-evaluate the number of reportable segments. See Note 16 for additional information.

Concentrations of Credit Risk

Financial instruments that potentially subject the Partnerships to concentrations of credit risk consist principally of cash, cash equivalents, trade receivables and other receivables. Cash and cash equivalents are held on deposit with major banks. Management believes that the financial institutions holding these amounts are financially sound and, accordingly, minimal credit risk exists with respect to these assets. The Partnerships maintain their cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a credit risk related to amounts on deposits in excess of FDIC coverage. At December 31, 2009 and 2010, the Partnerships’ cash and cash equivalents in financial institutions exceeded the federally insured deposits limit by approximately $5,350 and $8,323, respectively.

The Partnerships extend credit to their customers primarily in the petroleum and related service industries but do not consider there to be any concentration of credit risk with any single customer. See Note 14 for additional information.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Subsequent Events

Management of the Partnerships evaluated subsequent events through March 28, 2011, which is the date the financial statements were available to be issued.

3.	Related Party Transactions

The Partnerships are wholly owned subsidiaries of OTA and engage in certain transactions with other OTA subsidiaries, as well as other companies that are related by common ownership. These transactions include revenue earned by the Partnerships providing storage and ancillary services, as well as certain centralized administrative services including, among others, rental of administrative and operations office facilities, human resource, information technology, engineering, environmental and regulatory, treasury and certain financial services. Revenues earned for storage and ancillary services are classified as revenues. Revenues associated with the other administrative services discussed above are classified as a reduction of selling, general and administrative expense. Total revenues earned for these related party services were $4,514, $5,577, and $5,693 for the years ended December 31, 2008, 2009 and 2010, respectively, of which $2,413, $2,868, and $3,256, respectively, represent revenues earned for storage and ancillary services.

The Partnerships pay fees to Oiltanking GmbH for various general and administrative services, which include, among others, risk management, environmental compliance, legal consulting, information technology, engineering, centralized cash management and certain treasury and financial services. Oiltanking GmbH allocates these costs to the Partnerships using several factors, such as the Partnerships’ tank capacity and total volumes handled. In management’s estimation, the costs charged for these services approximate the amounts that would have been incurred for similar services purchased from third parties or provided by the Partnerships’ own employees. In 2008, 2009 and 2010 the Partnerships capitalized $1,885, $950 and $400, respectively, of related party engineering services into construction-in-progress.

The Partnerships also pay annual maintenance and technical support costs for proprietary software owned by Oiltanking GmbH, which is used by the Partnerships in performing terminaling services for their customers. Each terminal location is allocated a portion of the global Oiltanking GmbH maintenance costs based on the number of users located at each facility. In management’s estimation, the costs incurred approximate the amounts that would have been incurred for similar third-party software programs for terminaling operations.

Total related party accounts receivable were $10,406 and $5,708 as of December 31, 2009 and 2010, respectively. Total related party accounts payable were $4,395 and $3,706 as of December 31, 2009 and 2010, respectively. Additionally, the Partnerships accrued $2,485 and $834 within accrued expenses at December 31, 2009 and 2010, respectively associated with related party administrative fees, see Note 6.

During 2003, Oiltanking GmbH enacted a policy of centrally financing the expansion and growth of its global holdings of terminaling subsidiaries and in 2008, established Oiltanking Finance B.V., a wholly owned finance company located in Amsterdam, The Netherlands. Oiltanking Finance B.V. now serves as the global bank for Oiltanking GmbH’s terminal holdings, including the Partnerships, and provides loans at market rates and terms for terminal construction projects approved by the related management.

Prior to the central financing arrangement, the Partnerships borrowed funds directly from Oiltanking GmbH.

From time to time, the Partnerships invest excess cash with Oiltanking Finance B.V. in short term notes receivable. At December 31, 2010 the Partnerships have a short term receivable of $12,903 from Oiltanking Finance B.V., bearing interest at 0.34%.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Total interest and commitment fees payable to Oiltanking Finance B.V. under term loans and credit financing arrangements of $974 and $967 as of December 31, 2009 and 2010, respectively, are included in accrued expenses, see Note 6.

Additionally interest was accrued through 2008 on certain declared, but unpaid dividends. This accrued interest was included in accounts payable, affiliates and was paid in 2010.

The following table summarizes related party costs and expenses that are reflected in the accompanying combined statements of income:

	Year Ended December 31,
	2008	2009	2010

Selling, general and administrative	$3,069	$3,464	$3,526
Interest income	—	11	73
Interest expense (net of amounts capitalized)	6,895	8,361	9,508

Notes Payable to Oiltanking Finance B.V. at December 31, 2009 and 2010 were as follows. These notes are payable in varying amounts to the due dates stated below:

	December 31,
	2009	2010

3.86% Note due 2010	$4,000	$—
5.93% Note due 2014	16,400	12,800
6.81% Note due 2015	13,600	11,200
5.96% Note due 2017	14,500	12,500
6.63% Note due 2018	3,215	2,858
6.63% Note due 2018	15,000	15,000
6.88% Note due 2018	6,000	6,000
4.90% Note due 2018	27,000	24,000
4.90% Note due 2018	27,000	24,000
7.59% Note due 2018	4,500	4,000
6.78% Note due 2019	9,000	8,100
6.35% Note due 2019	14,000	12,600
7.45% Note due 2019	8,000	7,200
7.02% Note due 2020	2,000	8,000

Total debt	164,215	148,258
Less current maturities	(22,057)	(18,757)

	$142,158	$129,501

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Total principal payment obligation for the next five years and thereafter are as follows:

2011	$18,757
2012	18,757
2013	18,757
2014	17,157
2015	14,357
Thereafter	60,473

Total	$148,258

Effective December 15, 2010, the Partnerships entered into an additional agreement with Oiltanking Finance B.V., which provides for a maximum borrowing of $24,000, is payable in semi-annual installments of $1,200, plus accrued interest, through December 15, 2021. The borrowings bear interest at the ten-year USD swap rate plus 2.5% per annum (3.52% at December 31, 2010). No borrowings have been made under this agreement.

Certain of the debt agreements with Oiltanking Finance B.V. contain loan covenants that require the Partnerships to maintain certain debt, leverage, and equity ratios and prohibit the Partnerships from pledging their assets to third parties or incurring any indebtedness other than from Oiltanking Finance B.V. At December 31, 2009 OTB was in violation of these covenants and received a waiver of these covenant violations. At December 31, 2010 the covenants restrict the Partnerships from declaring distributions in excess of $23,000.

OTH is included in the consolidated OTA federal tax returns, and as a result is entitled to the excess of taxes paid over its tax liabilities computed on a separate return basis. As such, OTH has recorded refundable federal income taxes due from parent of $5,785 and $2,964 as of December 31, 2009 and 2010, respectively.

In 2010 the Partnerships received a partners’ contribution in the form of land, which was recorded at the partners’ book value of $2,022.

4.	Property, Plant and Equipment

Property, plant and equipment, at cost, is as follows:

	2009	2010

Land	$10,461	$12,483
Office facilities	31,083	32,321
Production facilities	373,815	391,163
Rights-of-way	30	30
Construction-in-progress	12,850	5,048

	428,239	441,045
Less: accumulated depreciation	(160,182)	(175,429)

Net property, plant and equipment	$268,057	$265,616

For the years ended December 31, 2008, 2009 and 2010, interest costs of $1,575, $1,290 and $21, respectively, were capitalized as part of the costs of construction-in-progress.

On June 20, 2008, one of the Partnerships’ docks in Beaumont was struck by a vessel owned and operated by a third party. The primary assets impacted included the dock, dock platform, and related

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

unloading equipment. The Partnerships’ remaining docks were not affected by the damages. The terminal facility is covered by replacement cost property casualty insurance and business interruptions insurance. To account for the property casualty damage, in 2008 the Partnerships charged demolition costs to expense as incurred and also wrote off the net book value of the assets that were damaged or destroyed. The Partnerships offset the book value of all damaged and destroyed assets and demolition costs incurred with indemnity proceeds receivable in future, according to the provisions of the insurance policies in force. The Partnerships also incurred capital expenditures related to the reconstruction and replacement of the damaged assets, which were capitalized. During 2009, the dock reconstruction and replacement was completed and placed in service.

The Partnerships settled substantially all of their insurance claims related to the Beaumont dock in late 2010 for approximately $5,987 in total recoveries, of which $5,000 was related to physical property damage recoveries and $987 was related to business interruption recoveries. Insurance recoveries aggregating $1,299, which were previously deemed probable and reasonably estimable, were recognized to the extent of the related loss in 2008. The remaining $4,688 was recognized as a gain in 2010, of which $4,318 was received in 2010, with the remaining amount collected in January 2011. At December 31, 2009 and 2010, the Partnerships had receivables due from the incident of $1,299 and $370, respectively, which are recorded in other receivables. As of December 31, 2010, the Partnerships had approximately $300 of unresolved claims pertaining to this incident.

5.	Other Assets

Other assets are as follows:

	December 31,
	2009	2010

Cash surrender value of life insurance policies	$3,709	$1,224
Investments in mutual funds	—	2,649
Other	1,104	687

Other assets	$4,813	$4,560

6.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are as follows:

	December 31,
	2009	2010

Accounts payable, trade	$1,141	$3,791
Salaries and benefits	3,557	4,553
Property taxes	5,114	5,289
Related party interest and commitment fees	974	967
Related party administrative fees	2,485	834
Other	756	1,506

Accounts Payable and Accrued Expenses	$14,027	$16,940

7.	Income Taxes

As discussed in Note 1, OTH has elected to be treated as a taxable entity. The amounts presented below were calculated as if OTH had filed a separate tax return. OTB is a non-taxable entity and as such no income

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

taxes related to OTB were recorded. OTB’s book basis in its net assets exceeded its tax basis by $50,243 at December 31, 2010.

Total income tax expense differed from the amounts computed by applying the tax rate to income before income tax expense as a result of the following:

	Year Ended December 31,
	2008	2009	2010

Income from operations before income tax expense	$18,751	$35,598	$49,298
U.S. Federal corporate statutory rate	35%	35%	35%

Expected income tax expense	6,563	12,459	17,254
OTB income not subject to income tax	(561)	(1,998)	(5,920)
Texas margin tax, net of federal income tax benefit	164	21	149

Total income tax expense	$6,166	$10,482	$11,483

Deferred income taxes are determined based on the temporary differences between the financial statement and income tax basis of assets and liabilities as measured by the enacted tax rates which would be in effect when these differences reverse.

The tax effect of temporary differences that give rise to significant components of the deferred income tax assets and deferred income liabilities at December 31, 2009 and 2010 are presented below:

	2009	2010

Current Deferred Tax Asset:
Accrued liabilities	$512	$546
Current Deferred Tax Liability:
Prepaid assets	173	197

Net current deferred tax asset	$339	$349

Long-term Deferred Tax Asset:
Deferred compensation	1,086	1,060
Accumulated postretirement benefit obligation	2,290	2,812
Deferred revenue	—	553

Long-term deferred tax asset	3,376	4,425
Long-term Deferred Tax Liability:
Property and equipment	22,706	27,642

Net long-term deferred tax liability	$19,330	$23,217

The Partnerships’ policy is to classify any interest and penalties associated with income taxes as income tax expense. During the years ended December 31, 2008, 2009 and 2010 the Partnerships did not recognize any amounts in respect of potential interest and penalties associated with income taxes.

The Partnerships’ 2007 through 2010 tax years are subject to examination by the federal and state taxing jurisdictions.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

8.	Employee Benefits

401(K) Retirement Plan

The Partnerships sponsor a retirement plan which is available to all employees who have six months of continuous service and covers all employees of OTA. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is qualified under Section 401(k) of the Internal Revenue Code. The contributions to the plan, as determined by management, are discretionary but may not exceed the maximum amount deductible under the applicable provisions of the Internal Revenue Code. The Partnerships make contributions into the plan on behalf of all OTA subsidiaries and are then reimbursed by the related subsidiary. The Partnerships’ contributions to the retirement plan, net of amounts charged to other OTA entities, were $777, $747 and $1,015, in 2008, 2009 and 2010, respectively.

Deferred Compensation Plan

Effective August 15, 1994, the Partnerships adopted a special non-qualified deferred compensation plan for the purpose of providing deferred compensation to certain employees. The plan provides for elective salary deferrals by participants and discretionary contributions by the Partnerships as defined by the plan. The Partnerships accrued $107, $105, and $130 of compensation to participants for the years ended December 31, 2008, 2009 and 2010, respectively. Distributions for the years ended December 31, 2008, 2009 and 2010 totaled a $679, $496 and $625, respectively. Employee deferrals for the years ended December 31, 2008, 2009 and 2010 totaled $261, $182 and $256, respectively.

The Partnerships have purchased life insurance policies on certain of the Partnerships’ employees and invested in mutual funds to assist in funding the deferred compensation liability. To date, all distributions to participants have been funded by the Partnerships’ operating cash flows. At December 31, 2009 and 2010, the cash surrender value of the life insurance policies and the fair value of the mutual fund assets totaled $3,709 and $3,873, respectively. At December 31, 2009 and 2010 the deferred compensation liability totaled $3,665 and $3,670, respectively, of which $562 and $637, respectively, has been classified as current based on the expected payments for the upcoming year. The deferred compensation liability is determined by hypothetical investment accounts based on actual mutual funds or money market funds selected by each participant.

9.	Fair Value Measurements

The Partnerships record certain investment securities at fair value. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in the most advantageous market, utilizing a hierarchy of three different valuation techniques:

Level 1 Quoted market prices for identical instruments in active markets;

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs, or significant value drivers, are observable; and

Level 3 Prices reflecting the Partnerships’ own assumptions concerning unobservable inputs to a valuation model.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

The following table summarizes the Partnerships’ financial assets that are measured at fair value on a recurring basis. The Partnerships did not have any nonfinancial assets or nonfinancial liabilities which required remeasurement during the years ended December 31, 2009 and 2010.

	December 31,	Fair Value Measurements
	2009	Level 1	Level 2	Level 3

Cash surrender value of life insurance policies	$3,709	$—	$3,709	$—

	December 31,	Fair Value Measurements
	2010	Level 1	Level 2	Level 3

Cash surrender value of life insurance policies	$1,224	$—	$1,224	$—
Investments in mutual funds	2,649	2,649	—	—

10.	Medical Insurance and Postretirement Benefit Obligations

The Partnerships sponsor a self-insurance program for medical and dental insurance administered by a third party, which covers all employees of the Partnerships. The total expense and obligations to the administrator is a result of administrative fees, premiums and actual incidence of claims. Under the program, the Partnerships are responsible for predetermined limit of claims per participant per year, or a maximum of $3,000 to $4,000 in the aggregate per year, in accordance with the plan agreements. Claims exceeding these amounts are covered by an insurance policy. During the years ended December 31, 2008, 2009 and 2010, the Partnerships incurred administrative fees, premiums and claims totaling $1,526, $1,894 and $2,235, respectively.

Effective June 1, 2004, OTH established a non-pension postretirement benefit plan. The plan is designed to provide healthcare coverage, upon retirement, to the employees of OTA who meet the age and service requirements. The health plan is contributory, with participants’ contributions adjusted annually. The plan is accounted for in accordance with ASC 715, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. ASC 715 requires OTH to disclose the funded status of the defined benefit postretirement health plan as a prepaid asset or an accrued liability and to show the net deferred and unrecognized gains and losses, net of tax, as part of accumulated other comprehensive income within partners’ capital. OTH uses a December 31 measurement date for the plan.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

The following table sets forth information related to the postretirement benefit obligation and the fair value of plan assets for the years ended December 31, 2009 and 2010:

	2009	2010

Change in Benefit Obligation:
Benefit obligation — January 1,	$5,154	$6,543
Service cost	777	840
Interest cost	320	315
Contributions by employer	8	13
Contributions by plan participants	19	46
Actuarial loss	292	336
Benefits paid	(27)	(59)

Benefit obligation — December 31,	$6,543	$8,034

Change in Plan Assets:
Fair value of plan assets — January 1,	$—	$—
Actual return on plan assets	—	—
Employer contributions	8	13
Plan participants’ contributions	19	46
Benefits paid	(27)	(59)

Fair value of plan assets — December 31,	$—	$—

Reconciliation of funded status at December 31:

	2009	2010

Funded Status:
Benefit obligation	$(6,543)	$(8,034)
Fair value of plan assets	—	—

Funded Status:	$(6,543)	$(8,034)

Amounts recognized in the combined balance sheets and accumulated other comprehensive loss at December 31:

	2009	2010

Amounts included in the combined balance sheet:
Current liabilities	$95	$82
Noncurrent liabilities	6,448	7,952

Net medical post-retirement obligation	$6,543	$8,034

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

	2009	2010

Amounts recognized in accumulated other comprehensive loss:
Unrecognized prior service cost	$1,230	$1,120
Unrecognized net actuarial loss	1,008	1,344

	$2,238	$2,464

Components of net periodic benefit cost for the year ended December 31:

	2008	2009	2010

Net Periodic Benefit Cost:
Service cost	$746	$777	$840
Interest cost	248	320	315
Expected return on plan assets	—	—	—
Amortization of unrecognized amounts:
Prior service cost	110	109	110
Net actuarial loss	—	13	—

Total Net Periodic Benefit Cost	$1,104	$1,219	$1,265

Changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended December 31:

	2008	2009	2010

Current Period net loss	$(362)	$(292)	$(336)
Amortization of prior service cost	110	109	110
Amortization of prior net actuarial loss	—	13	—

Total recognized in other comprehensive loss	(252)	(170)	(226)
Net periodic postretirement benefit cost	(1,104)	(1,219)	(1,265)

Total recognized in net periodic postretirement benefit cost and other comprehensive income:	$(1,356)	$(1,389)	$(1,491)

Amounts expected to be recognized in net periodic cost in 2011 for the postretirement benefit plan:

Amortization of prior service cost	$110
Amortization of unrecognized net loss	23

Total	$133

The weighted-average assumptions in the following table represent the rates used to develop the net periodic benefit cost for the year ended December 31:

	2008		2009		2010

Discount rate at the beginning of year	6.50%		6.25%		6.00%
Initial health care cost trend rate	8.50	%(1)	8.00	%(2)	9.50	%(3)
Ultimate health care cost trend rate	5.00%		5.00%		5.00%
Number of years to reach ultimate trend	10		8		10

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

(1)	Rate represents assumed trend rate for pre-age 65 employee costs. Post-age 65 employee costs have a trend rate of 8.0% and drug costs have a trend rate of 10.0%.

(2)	Rate represents assumed trend rate for pre-age 65 employee costs. Post-age 65 employee costs have a trend rate of 7.5% and drug costs have a trend rate of 9.0%

(3)	Rate represents assumed medical cost trend rate for all employee costs. Drug costs have a trend rate of 8.5%.

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the following years:

	2009		2010

Discount rate at the end of year	6.00%		5.68%
Initial health care cost trend rate	8.00	%(1)	9.50	%(2)
Ultimate health care cost trend rate	5.00%		5.00%
Number of years to reach ultimate trend	7		9

(1)	Rate represents assumed trend rate for pre-age 65 employee costs. Post-age 65 employee costs have a trend rate of 7.5% and drug costs have a trend rate of 9.0%.

(2)	Rate represents assumed medical cost trend rate for all employee costs. Drug costs have a trend rate of 8.5%.

The discount rates are based on a discount rate analysis using the Citigroup Pension Discount Curve and the expected postretirement benefit cash flows. The resulting discount rates are consistent with the duration of plan liabilities.

A one-percentage-point change in assumed health care cost trend rates would have the following effect on the amounts recorded in 2010:

	1% Point	1% Point
	Increase	Decrease

Effect on total service cost and interest cost components	$453	$334
Effect of postretirement benefit obligation	2,286	1,740

The following table displays the projected future benefit payments from the postretirement benefit plan:

2011	$82
2012	96
2013	104
2014	107
2015	143
Years 2016-2020	1,747

Expected recognition of benefit expense for 2011 is approximately $2,217.

11.	Deferred Revenue

During 2007, the Partnerships entered into a modification of a lease as a lessor and received a one-time upfront rental payment of $2,467, which is being amortized on a straight-line basis over approximately sixteen years, the term of the lease. At December 31, 2009 and 2010, deferred rental revenue totaled $2,057 and

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

$1,896, respectively, of which $171 and $163, respectively, was current and included in accrued expenses. Annual rentals are not significant.

During 2010, the Partnerships entered into a modification of a revenue agreement and received a one-time payment of $2,000, which is being amortized on a straight-line basis over approximately nine years, the remaining term of the agreement. At December 31, 2010, deferred revenue totaled $1,796, of which $215 was current and included in accrued expenses.

12.	Interest Expense

Interest expense consists of the following:

	Year Ended December 31,
	2008	2009	2010

Related party interest expense	$(8,470)	$(9,651)	$(9,529)
Capitalized related party interest	1,575	1,290	21
Other	(461)	(40)	(30)

Total	$(7,356)	$(8,401)	$(9,538)

13.	Other Income (Expense)

Other income (expense) consists of the following:

	Year Ended December 31,
	2008	2009	2010

Unrealized gain (loss) on the cash surrender value of life insurance policies	$(1,092)	$471	$39
Gain on sale of residual product	—	—	930
Unrealized gain on the investments in mutual funds	—	—	124
Other	180	20	7

Total	$(912)	$491	$1,100

14.	Major Customers

The following table sets forth revenues and receivables associated with the Partnerships’ significant customers:

	% of Revenues			% of Receivables
	Year Ended December 31,			December 31,
	2008	2009	2010	2009	2010

Company A	21%	17%	12%	9%	13%
Company B	8	12	12	30	22
Company C	4	9	12	1	1

Total	33%	38%	36%	40%	36%

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

15.	Supplemental Cash Flow Information

During the year ended December 31, 2008 the Partnerships recorded insurance proceeds receivable totaling $1,299 for the net book value of the assets written off that were damaged or destroyed due to the Beaumont dock damage and the demolition costs incurred to remove the damaged assets.

During the year ended December 31, 2010 the Partnerships paid a $2,097 loan payment to Oiltanking Finance B.V. by reducing a $2,097 short-term note receivable due from Oiltanking Finance B.V.

During the year ended December 31, 2009 the Partnerships received cash contributions of $18,100 from OTA. During the year ended December 31, 2010 the Partnerships received a non-cash contribution of land from OTA, which was recorded at OTA’s book value of $2,022.

During the years ended December 31, 2009 and 2010, the Partnerships declared distributions of $22,000 and $25,737, respectively. The Partnerships paid distributions to OTA of $22,000 and $13,737 in 2009 and 2010, respectively. Of the remaining $12,000 of 2010 distributions, $10,000 was paid by reducing a short-term note receivable due from Oiltanking Finance B.V. and $2,000 was paid in January 2011, and is recorded in accounts payable, affiliates at December 31, 2010. The Partnerships paid distributions of $265 during the year ended December, 31, 2008.

	Year Ended December 31,
Interest and Taxes Paid:	2008	2009	2010

Cash interest paid (net of amounts capitalized)	$4,659	$9,764	$9,996
Cash taxes paid	$3,989	$1,394	$2,130

16.	Segment Reporting

The Partnerships derive their net revenues from two operating segments — OTH and OTB. The two operating segments have been aggregated into one reportable segment because they have similar long-term economic characteristics, products, production processes, types and classes of customers and methods use to distribute their products.

Revenues by product are as follows:

	Year Ended December 31,
	2008	2009	2010

Storage services fees	$56,736	$74,865	$87,172
Throughput fees	16,329	20,270	23,150
Ancillary services fees	6,047	5,705	6,128

Total	$79,112	$100,840	$116,450

17.	Commitments and Contingencies

Commitments

OTH entered into a land lease agreement covering approximately 63 acres with a third party beginning December 15, 2010 through December 14, 2035. The lease provides for annual rental payments of $600, which will be adjusted to correspond with variations in the Consumer Price Index beginning with the sixth year of the lease. OTH can terminate the lease at the end of the fifth or tenth year and pay a termination fee of $3,000, as provided in the lease agreement. The agreement also contains an option to purchase the land for

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

a price ranging from $6,000 to $6,700. Future minimum lease payments under this non-cancelable lease as of December 31, 2010 are as follows:

2011	$600
2012	600
2013	600
2014	600
2015	600
Years 2016 and thereafter	11,400

Total minimum lease payments	$14,400

Contingencies

Litigation.  From time to time, the Partnerships may become a party to certain claims or legal complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of the potential or existing claims and complaints will not have a material adverse effect on our financial position, results of operations or cash flows.

Environmental Liabilities.  We may experience releases of crude oil, petroleum products and fuels, liquid petroleum gas or other contaminants into the environment, or discover past releases that were previously unidentified. Although we maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from our assets may affect our business. As of December 31, 2010, we have not identified any material environmental obligations.

Other.  Our liquid storage and transport systems may experience damage as a result of an accident, natural disaster or terrorist activity. These hazards can cause personal injury and loss of life, severe damage to and destruction of property, and equipment, pollution or environmental damage and suspension of operations. We maintain insurance of various types that we consider adequate to cover our operations and properties. The insurance covers our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating our facilities, including the potential loss of significant revenues.

The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition.

Appendix B

GLOSSARY OF TERMS

adjusted operating surplus: Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. For any period, operating surplus generated during that period (not including that portion of operating surplus described in clause (a)(1) of the definition of operating surplus) is adjusted to:

(a)	decrease operating surplus by:

(1)	any net increase in working capital borrowings with respect to that period; and

(2)	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(b)	increase operating surplus by:

(1) any net decrease in working capital borrowings with respect to that period;

(2)	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; and

(3)	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to (a)(2) above.

Adjusted EBITDA: A supplemental financial measure defined as net income before interest expense, income taxes and depreciation and amortization, as further adjusted for certain non-cash and non-recurring items. This measure is not calculated or presented in accordance with generally accepted accounting principles.

ancillary services fees: Fees charged to our storage customers for services such as heating, mixing, and blending products stored in our tanks, transferring products between our tanks and marine vapor recovery.

available cash: For any quarter:

(a)	the sum of:

(1)	all of our cash and cash equivalents on hand at the end of that quarter; and

(2)	if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter; less

(b)	the amount of cash reserves established by our general partner to:

(1)	provide for the proper conduct of our business (including cash reserves for future capital expenditures and for future credit needs);

(2)	comply with applicable law or any debt instrument or other agreement or obligation to which we are a party or our assets are subject; and

(3)	provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for future distributions unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages for such quarter).

barrel or bbl: One barrel of petroleum products equals 42 U.S. gallons.

capital account: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in the partnership held by a partner.

capital surplus: All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus from the closing of the initial public offering through the end of the quarter immediately preceding that distribution. Any excess available cash distributed by us on that date will be deemed to be capital surplus.

chemical feedstocks: The inputs for chemical production, such as naphtha and condensate.

closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

cumulative common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from distributable cash flow actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

deadweight tons or dwt: A measure of how much weight a ship is carrying or can safely carry. The term is often used to specify a ship’s maximum permissible deadweight when the ship is fully loaded so that its Plimsoll line is at the point of submersion.

demurrage: The period when a charterer remains in possession of the vessel after the period normally allowed to load and unload cargo. Demurrage also refers to the charges that the charterer pays to the ship owner for its extra use of the vessel.

draft: The vertical distance between the waterline and the bottom of the hull. Draft determines the minimum depth of water that a ship can safely navigate.

incentive distributions: The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner’s aggregate 2% general partner interest.

feedstock: Raw material required for an industrial process.

marine vapor recovery: The generally used term for the process of recovering the vapors of volatile organic compounds during the loading of bulk liquid tankers or barges, rail tank cars and tank trucks so that they do not escape into the atmosphere. This can be a process of condensing, incineration or vapor balancing.

maintenance capital expenditures: Capital expenditures made for the purpose of maintaining or replacing the long-term operating capacity, service capability and/or functionality of the assets of the partnership and its subsidiaries. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

mbpd: One thousand barrels per day.

mmbbls: One million barrels.

operating expenditures: Generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures (except as otherwise provided), provided that operating expenditures will not include:

(a)	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

(b)	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

(c)	expansion capital expenditures;

(d)	actual maintenance capital expenditure;

(e)	investment capital expenditures;

(f)	payment of transaction expenses relating to interim capital transactions;

(g)	distributions to our partners (including distributions in respect of our incentive distribution rights); or

(h)	repurchases of equity interests except to fund obligations under employee benefit plans.

operating surplus: For any period, on a cumulative basis and without duplication:

(a)	the sum of:

(1)	$ million;

(2)	all cash receipts of the partnership and its subsidiaries on hand after the closing of the initial public offering, excluding cash from interim capital transactions, which include the following:

(i) borrowings other than working capital borrowings;

(ii) sales of equity and debt securities;

(iii)	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets; and

(iv)	the termination of interest rate swap agreements or commodity hedges prior to the termination date specified therein;

(3)	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period;

(4)	cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of the initial public offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; and

(5)	cash distributions paid on equity issued by us (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

(b)	the sum of:

(1)	all of our operating expenditures after the closing of the initial public offering;

(2)	the amount of cash reserves established by our general partner to provide funds for future operating expenditures;

(3)	all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings; and

(4)	any loss realized on disposition of an investment capital expenditure.

shell capacity: The maximum amount of liquid volumes of product that a storage tank can hold.

storage services fees: Fixed monthly fees paid by our customers to reserve tank storage space at our terminals and to compensate us for receiving and handling up to a fixed amount of product volumes.

subordination period: The subordination period will begin on the closing date of the initial public offering and, unless terminated early pursuant to the partnership agreement, expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending          , 2014, if each of the following has occurred:

(a)	distributions of available cash from operating surplus on each of the outstanding common and subordinated units and the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(b)	the adjusted operating surplus (as defined above) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units and the general partner interest during those periods on a fully diluted weighted average basis; and

(c)	there are no arrearages in payment of the minimum quarterly distribution on the common units.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal throughput fees: Incremental fees collected for receiving or delivering volumes of products over our docks based on the volume of product received from our non-storage customers as well as for handling volumes of product for our storage customers exceeding the base throughput contemplated under a storage service contract, in excess of the fixed storage service fee.

vacuum gas oil: A heavy distillate produced in the refining process.

working capital borrowings: Borrowings that are made under a credit agreement, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Common Units

Representing Limited Partner Interests

Oiltanking Partners, L.P.

PRELIMINARY PROSPECTUS

          , 2011

Citi

Until     , 20  (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information required in the registration statement

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee the amounts set forth below are estimates.

SEC registration fee		$23,220
FINRA filing fee		20,500
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
New York Stock Exchange listing fee		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On March 14, 2011, in connection with the formation of Oiltanking Partners, L.P., we issued (i) the 2.0% general partner interest in us to OTLP GP, LLC for $20 and (ii) the 98.0% limited partner interest in us to Oiltanking Holding Americas, Inc. for $980. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

The following documents are filed as exhibits to this registration statement:

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3.1		—	Certificate of Limited Partnership of Oiltanking Partners, L.P.
3.2		—	Agreement of Limited Partnership of Oiltanking Partners, L.P.
3	.3*	—	Form of Amended and Restated Limited Partnership Agreement of Oiltanking Partners, L.P. (included as Appendix A in the prospectus included in this Registration Statement)

Exhibit
Number			Description

3.4		—	Certificate of Formation of OTLP GP, LLC
3.5		—	Limited Liability Company Agreement of OTLP GP, LLC
3	.6*	—	Form of Amended and Restated Limited Liability Company Agreement of OTLP GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Contribution Agreement
10	.2*	—	Form of Omnibus Agreement
10	.3*	—	Form of Oiltanking Partners, L.P. Long-Term Incentive Plan
10	.4*	—	Form of Services Agreement
10	.5*	—	Form of Long-Term Incentive Plan Grant Letter
10	.6*	—	Form of Revolving Line of Credit
10	.7*	—	Form of Tax Sharing Agreement
10	.8*	—	Directors’ Compensation Summary
21	.1*	—	List of Subsidiaries of Oiltanking Partners, L.P.
23.1		—	Consent of BDO USA, LLP
23	.2*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		—	Powers of Attorney (contained on page II-3)

*	To be filed by amendment.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Oiltanking Holding Americas, Inc. or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to Oiltanking Holding Americas, Inc. or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 31, 2011.

Oiltanking Partners, L.P.

By: OTLP GP, LLC

By:	/s/ CARLIN G. CONNER
Carlin G. Connor

Its:	Chief Executive Officer

Each person whose signature appears below appoints Carlin G. Conner and Kenneth F. Owen, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ CARLIN G. CONNER Carlin G. Conner	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2011

/s/ KENNETH F. OWEN Kenneth F. Owen	Chief Financial Officer (Principal Financial Officer)	March 31, 2011

/s/ DONNA HYMEL Donna Hymel	Controller (Principal Accounting Officer)	March 31, 2011

/s/ DAVID L. GRIFFIS David L. Griffis	Director	March 31, 2011

/s/ KAPIL JAIN Kapil Jain	Director	March 31, 2011

/s/ RUTGER VAN THIEL Rutger Van Thiel	Director	March 31, 2011

Index to Exhibits

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3.1		—	Certificate of Limited Partnership of Oiltanking Partners, L.P.
3.2		—	Agreement of Limited Partnership of Oiltanking Partners, L.P.
3	.3*	—	Form of Amended and Restated Limited Partnership Agreement of Oiltanking Partners, L.P. (included as Appendix A in the prospectus included in this Registration Statement)
3.4		—	Certificate of Formation of OTLP GP, LLC
3.5		—	Limited Liability Company Agreement of OTLP GP, LLC
3	.6*	—	Form of Amended and Restated Limited Liability Company Agreement of OTLP GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Contribution Agreement
10	.2*	—	Form of Omnibus Agreement
10	.3*	—	Form of Oiltanking Partners, L.P. Long-Term Incentive Plan
10	.4*	—	Form of Services Agreement
10	.5*	—	Form of Long-Term Incentive Plan Grant Letter
10	.6*	—	Form of Revolving Line of Credit
10	.7*	—	Form of Tax Sharing Agreement
10	.8*	—	Directors’ Compensation Summary
21	.1*	—	List of Subsidiaries of Oiltanking Partners, L.P.
23.1		—	Consent of BDO USA, LLP
23	.2*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		—	Powers of Attorney (contained on page II-3)

*	To be filed by amendment.